ÍNDEX

1. Message from the Chairman of the Board of Directors	2

2. Officers’ Comments	3

3. Information on Extraordinary and Annual Stockholders’ Meetings	4

4. Convening Notice	7

5. Extraordinary Stockholders’ Meeting to be held at 3:00 p.m.	9

6. Annual Stockholders’ Meeting to be held at 3:20 p.m.	10

1. Balance Sheets, other Financial Statements and accompanying Explanatory Notes to the Financial Statements, related to the fiscal year ended December 31, 2011.	10

2. Assingment of Net Income for 2011	10

3. Election of members to the Board of Directors and Fiscal Council	10

4. Definition of the budget for compensation of the members of the Executive Board, Board of Directors and the Fiscal Council	11

7. Extraordinary Stockholders’ Meeting to be held at 3:40 p.m.	12

1. Amendment of to the Bylaws	12

2. Consolidation of the Bylaws with the above-mentioned amendments	12

Attachment I – Item 10 of the Attachment 24 of ICVM 480/09	13

Attachment II – Power of Attorney	47

Attachment II – A – Proxy Template	47

Attachment II - B – Proxy Template for Attorneys-In-Fact Provided by the Company for Each of the Stockholders’ Meetings and Attachment 23 of CVM Instruction 481/09	50

Attachment III - Attachment 9-1-II of the CVM Instruction 481/09	59

Attachment IV- Members of the Board and Fiscal Council and Itens 12.6 to 12.10 of Attachment 24 of the CVM Instruction 480/09	63

Attachment V – Item 13 of the attachment 24 of the CVM Instruction 480/09	76

Attachment VI – Report on the Origin and Justification for the Proposal to Amend the Company’s Bylaws of article 11 of the CVM Instruction 481/09	95

Note:

Attachments (i) “Attachment I – Item 10 of the Attachment 24 of ICVM 480/09” and (ii) “Attachment III - Attachment 9-1-II of the CVM Instruction 481/09” of the present document are identical to the ones published in March 21, 2012, as “ITEM 2. Attachment I – COMMENTS OF DIRECTORS (Item 10 of the Attachment 24 of ICVM 480/09)” and “ITEM 3. Attachement II - PROPOSAL FOR ALLOCATION OF PROFITS (Attachment 9-1-II of the CVM Instruction 481/09)”, respectively.

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1.	Message from the Chairman of the Board of Directors

São Paulo (SP), April 4, 2012.

Dear Stockholder,

Three years after one of the largest mergers in the international financial market, it is with great satisfaction that I am able to realize in how many fronts, and how many ways, the proposal of gathering the virtues of the institutions that now comprise Itaú Unibanco is present in the daily operations of the bank. Today, the integration is so complete and so deep that we do not comment on it anymore, except on special occasions when we are invited to make an assessment of such an intense period, which I believe is the case of this message. And I am even more content when I see that, despite the uncertainties of the global economy, Brazil and our institution continue to put in an outstanding and sustainable performance.

The full integration of Itaú and Unibanco can be proven by the end of the system brought from Unibanco, in December 2011. The company currently operates based on a single system platform, an unquestionable evidence of the capability of our teams. That was the last great step for the association of the banks and one of the most complex and subtle of the whole process.

In relation to the bank’s performance, I highlight that our result for 2011 recorded a 9.7% increase as compared to the prior year, with a 22.3% ROE. We faced a number of challenges throughout the year, mainly related to the increased default, pressure on margins and issues related to cost control. This is one more reason for us to celebrate the good results we had, with strong growths in portfolios and the balance achieved between income and expenses, which resulted in a profit of R$ 14.6 billion.

Notwithstanding the adverse global scenario, the operating performance of Itaú Unibanco enabled our shares to suffer a lower impact due to the crisis, improving our position in the world Bloomberg ranking of bank market value, which is now the 8th. Based on this concept, Itaú Unibanco is among the ten largest banks in the world for the third consecutive year.

After all the integration efforts, in 2011 we defined a new project for the bank in the coming years: efficiency. Our goal is to reach an Efficiency Ratio of 41% at the end of 2013, from the 47.7% base recorded in 2011. The fundamentals for such have been laid. Noteworthy is the fact that the focus on expense management has not affected the process to expand the network and redefine the customer service model in the branches, which has made it closer to the needs of our clients.

I would like to thank all the stockholders, clients, partners and employees of Itaú Unibanco, without whom it would not be possible to build up our vision of the future, that is, to be the leading bank in terms of sustainable performance and client satisfaction.

In this context, in compliance with the CVM Instructions Nos. 480/09 and 481/09, we present this report to our stockholders, which provide details on the subjects to be examined at the Extraordinary and Annual Stockholders’ Meetings of Itaú Unibanco to be held on April 20, 2012. Our objective continues to be improving and strengthening the Corporate Governance practices, as well as to expand the dialogue with the thousands of stockholders of Itaú Unibanco.

Have a good meeting!

Yours faithfully,

Pedro Moreira Salles

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2. Officers’ Comments

The Officers’ Comments in the form specified in Item 10 of Attachment 24 of CVM Instruction 480/09, was published on March 21, 2012 through the Periodic Information System (IPE) of the Securities and Exchange Commission (“CVM”) as well as the Company’s website (www.itau-unibanco.com/ri), the transcription of its contents can be found in Attachment I of this document.

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3. Information on Extraordinary and Annual Stockholders’ Meetings

•	Date

Pursuant to Article 132 of Law No. 6,404/76 (“Brazilian Corporate Law”), corporations should hold the Annual Stockholders’ Meeting within four (4) months after the end of the fiscal year. The fiscal year of Itaú Unibanco Holding S.A. (“Itaú Unibanco”, “Company” or “Issuer”) starts on January 1 and ends on December 31 of each year. Accordingly, the Company shall hold the Annual Stockholders’ Meeting until April 30. This year the Annual Stockholders’ Meeting will be held on April 20.

•	Installation Quorum

The Annual Stockholders’ Meeting shall be declared open in first call, with the attendance of Stockholders representing one forth (1/4) of voting capital, i.e., holders of common shares, and, in second call, with any number of holders of common shares.

Pursuant to article 135 of Brazilian Corporate Law, amendments to the Bylaws shall be resolved on at an Extraordinary Stockholders’ Meeting, which shall be declared open in first call with the attendance of Stockholders representing at least two thirds (2/3) of the voting capital, and in second call, with any number of Stockholders.

•	Venue

The General Stockholders Meetings shall be held at the auditorium of the Company’s head office at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor, São Paulo (SP).

With a view to organizing entry, please note that admission of stockholders to the Company’s head office will be permitted from 2:00 p.m. onwards.

•	Convening Notice

The Call Notice included in item 4 hereof shall be published on April 5, 6 and 10, 2012 in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) and on April 5, 9 and 10, 2012 in the Valor Economico newspaper, being also available on the Investor Relations website (www.itau-unibanco.com/ri).

•	Documents available to Stockholders

The Management Report on the business and major administrative facts of the year, a copy of the financial statements, the report of Independent Auditors, the opinion of the Fiscal Council and a copy of summaries of the Audit Committee Reports were published on February 29, 2012 in the Valor Econômico newspaper (pages E3 to E22) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages7 to 36).

In order to divulge the matters to be resolved in the Stockholders’ Meetings, the Company made available to Stockholders, on March 21, 2012, the information listed in article 9 of CVM Instruction No. 481/09, on the CVM website, through the Periodic Information System (IPE), and on the Investor Relations website (www.itau-unibanco.com/ri).

•	Proxies

In order to assist the Stockholders represented by attorneys-in-fact who decide to take part in the Meetings, we present a “Proxy Template” in Attachment II - A.

Alternatively, the Company shall make available 3 (three) attorneys-in-fact suited for this purpose as shown in Attachment II - B “Proxy Template for attorneys-in-fact provided by the company for each of the Stockholders´ Meetings”, and this Attachment also contemplates the Attachment 23 of CVM Instruction No. 481/09, with these attorneys-in-fact who will vote in strict accordance with the voting guidance given by the stockholder.

In order to facilitate the works at the Stockholders’ Meetings, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant the drafts stated in Attachment II – A and Attachment II – B, and other documents listed in the Convening Notice by mail or messenger at least 48 hours prior to the meetings to:

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Itaú Unibanco - Superintendência de Assuntos Corporativos (Head of Corporate Affairs)

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, PM floor

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

or to fax (55 11) 5019-8103, or email to investor.relations@itau-unibanco.com.br.

•	Electronic Proxies

In order, to encourage the attendance of Stockholders at the General Meetings, the Company has implemented an online platform, “www.assembleianaweb.com.br”, by which an online proxy may be granted for representation purposes at the General Meetings, in conformity with the procedures described below.

To register, Stockholders may access the page www.itauunibanco.com/ri or “www.assembleianaweb.com.br”, in which they should fill out the registration form, by accessing it as follows: registration; stockholder; and register new stockholder. Upon completing the registration of the data requested in the registration form, the Stockholder will receive, via the email appointed in the registration form, the login and the password to access the digital environment of the Company’s General Stockholders’ Meetings.

The Stockholder, with the respective data, should again access to the respective online platform - "Meeting’s Agenda”, and he/she will be automatically led to the voting guidance environment of the Company’s General Stockholders’ Meetings.

The steps described below should be followed by the Stockholders:

For Brazilian Stockholders:

1) The Stockholder should have a valid digital certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder already has one of these certificates, he/she/it will proceed as detailed in item 2 below. The Legal Representative of the Stockholder will otherwise obtain the respective digital certificate by accessing the link available in the voting guidance environment, by following the steps below:

a) the Stockholder should fill out the digital certificate request form; then he/she/it will receive, via email, the protocol number, as well as the Statement of Ownership and Liability of Digital Certificate, which should be printed in 2 (two) copies and signed, with the subsequent notarized signature;

b) the 2 (two) copies of the Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA in the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, with the following supporting documentation:

• Individuals – notarized copy of: i) RG/RNE; ii) CPF; and iii) proof of address, and this latter should have been issued less than three (3) months ago, and be owned by the Stockholder; or

• Legal entity – notarized copy of: i) bylaws/articles of incorporation in force duly filed with the applicable Trade Board or notary’s office, and also the CNPJ form; and ii) statement of election or proxy by the stockholder through which it grants powers to the legal representative individual, and in this case the notarized copies of RG/RNE and CPF should also be forwarded.

c) after the documentation forwarded is analyzed, the Stockholder will receive, via email, the instructions to install the digital certificate.

2) The Stockholder may read again the issues to be resolved on at the Company’s Annual and Extraordinary Stockholders’ Meetings before divulging its vote, following the next and last steps; and

3) By now the Stockholder, having already obtained the digital certificate, will be entitled to guide the vote through the online proxy. Upon confirming the voting guidance in relation to each of the items in the Company’s Stockholders’ Meetings, the proxy granted will be digitally signed and one copy will be forwarded to the email of the Stockholder who had opted for the online proxy.

For Foreign Stockholders:

1) The Legal Representative of the Stockholder should have a valid digital certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Legal Representative of the Stockholder already has one of these certificates, he/she/it will proceed as detailed in item 2 above. The Legal Representative of the Stockholder will otherwise obtain the respective digital certificate by accessing the link available in the voting guidance environment, by following the steps below:

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a) the Legal Representative of the Stockholders should fill out the digital certificate request form; then he/she/it will receive, via email, the protocol number, as well as the Statement of Ownership and Liability of Digital Certificate, which should be printed in 2 (two) copies and signed, with the subsequent notarized signature;

b) the 2 (two) copies of the Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA in the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, Sao Paulo/SP, CEP 04547-005, with the following supporting documentation:

• Legal Representative individual – proxy granted by the Foreign Stockholder to the Legal Representative individual, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s office, with a notarized copy of: i) RG/RNE; and ii) CPF; or

• Legal Representative - legal entity – proxy granted by the Foreign Stockholder to the Legal representative - legal entity, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s office, with a notarized copy of: i) bylaws/articles of incorporation in force duly filed with the applicable Trade Board or notary’s office, and also the CNPJ form; and ii) statement of election of the legal representative individual, and in this case the notarized copies of RG/RNE and CPF should also be forwarded.

The other steps are identical to those for Brazilian Stockholders, as described in items 2 and 3 above.

The Stockholders may exercise the right to opt for the online proxy up to 48 hours prior to the Extraordinary and Annual Stockholders’ Meeting.

•	Multiple Voting

Pursuant to CVM Instructions Nos. 165/91 and 282/98, in order for the adoption of a multiple vote for electing members of the Company’s Board of Directors be required, Stockholder applicants should represent at least 5% (five percent) of the voting capital.

Pursuant to Article 141, Paragraph 1 of the Corporate Law, the powers provided for in said article for the adoption of multiple voting rights should be exercised by Stockholders at least 48 (forty-eight) hours prior to the date the General Meeting is to be held, it being incumbent on the chairman presiding over the work of the General Meeting to inform the Stockholders prior to such meeting, on the basis of the “Stockholders Presence Register”, of the number of votes necessary for the election of each member of the Board of Directors.

•	Communication channel with the Board of Directors

Finally, we point out that Stockholders may send suggestions, criticisms or doubts directly to the Board of Directors by using the link “Fale Conosco” (Contact Us) on Itaú Unibanco’s website (www.itau-unibanco.com/ri).

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4. Convening Notice

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	Publicly-held company	NIRE 35300010230

Convening Notice

ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETINGS

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Annual General Meeting and the Extraordinary General Meetings to be held on April 20, 2012 in the auditorium at the Company's head offices at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo for the purpose of:

I – In an Extraordinary General Meeting to be held at 3:00 p.m.

- to examine the proposal of the Board of Directors to authorize the use of preferred shares issued by the Company for compensation of its executives and of companies controlled by it.

II – In the Annual General Meeting, to be held at 3:20 p.m.

1. To take cognizance of the Management Discussion and Analysis, the opinion of the Fiscal Council, the Report of the Independent Auditors and the Summaries of the Reports of the Audit Committee and to examine, for resolution, the Account Statements for the fiscal year ending December 31, 2011;

2. To deliberate on the allocation of net income for the fiscal year;

3. To elect members of the Board of Directors and Fiscal Council for the next annual term of office. In the light of the determination in CVM – Brazilian Securities and Exchange Instructions 165/91 and 282/98, it is hereby recorded that to request adoption of multiple voting rights in the election of members of the Board of Directors, applicants shall represent at least 5% of the voting capital; and

4. To deliberate on the amount to be allocated for the compensation of the members of the Board of Directors and the Board of Executive Officers as well as the compensation of the members of the Fiscal Council.

III – In an Extraordinary General Meeting, to be held at 3:40 p.m.

- to examine the proposal of the Board of Directors on:

1. Amendment of the Bylaws to:

a) adapt them to the Regulations of the Level 1 Corporate Governance Listing Segment of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”);

b) adapt them to the new provisions of Article 146 of Law 6.404/76 to eliminate the necessity of the condition of stockholder as eligibility to sit on the Company’s Board of Directors; and

c) institute the sole Compensation Committee for the Itaú Unibanco Conglomerate pursuant to National Monetary Council Resolution 3.921/2010.

2. Consolidation of the Bylaws with the above-mentioned amendments.

The description of the matters proposed as well as their justification may be found in the “General Stockholders Meetings’ Manual”.

The documents to be examined in the meetings are at the disposal of Stockholders in the Company’s Investor Relations website (www.itau-unibanco.com.br/ri), as well as the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of the said documents by e-mail relacoes.investidores@itau-unibanco.com.br.

In order to exercise their rights, Stockholders must attend the General Meetings bearing their identity document.

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The Stockholders may be represented in General Meetings by an attorney-in-fact pursuant to Article 126 of Law 6.404/76, conditional on the attorney-in-fact bearing an identity document and the following documents substantiating the validity of his/her power of attorney (for documents produced overseas, the respective consularized and sworn translation):

a) Corporate Entities: authenticated copy of the articles of association/bylaws of the represented corporate entity, proof of election of the members of management and the corresponding power of attorney with signature notarized by a notary’s office;

b) Natural Persons: power of attorney with signature notarized by a public notary’s office.

In order to facilitate the work of the General Meetings, the Company suggests that the Stockholders represented by attorneys-in-fact submit a copy of the documents listed above at least 48 hours prior to the meetings by mail or by messenger to:

Itaú Unibanco - Superintendência de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

or to fax number (011) 5019-8103, or to e-mail relacoes.investidores@itau-unibanco.com.br.

To encourage Stockholder participation in the General Meetings, the Company has implemented an electronic platform through which an electronic power-of-attorney may be granted for representation in the General Meetings pursuant to procedures described in the General Stockholders Meetings’ Manual.

We wish to inform that entry to the Company’s head offices will be permitted as from 2:00 p.m. in order to organize stockholder access to the Meetings.

São Paulo (SP), April 4, 2012.

BOARD OF DIRECTORS

PEDRO MOREIRA SALLES

Chairman

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

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5.	Extraordinary Stockholders’ Meeting to be held at 3:00 p.m.

The proposal of the Board of Directors regarding the authorization for the use of preferred shares issued by the Company for the compensation of its executives and the companies controlled by it shall be submitted to analysis.

The Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”) established new rules for the compensation of management members of financial institutions. The variable compensation should be compatible with the risk management policies of the institution; at least 50% of the compensation must be paid with shares or share-based instruments, and at least 40% of the compensation must be deferred for payment within at least three years, and this deferred portion will be subject to the reversal proportional to the decrease in the result of the institution or of the business area at the deferral period. These new rules are effective since January 1, 2012 and are applicable to management compensation for base year 2012.

In order to meet the Resolution on Compensation, on September 6, 2011, the Company obtained authorization of the CVM to privately transfer its own shares held in treasury to its executives and executives of its controlled companies, and to the latter the transfer should be direct and/or through its controlled companies, the proposal being conditioned on the approval at the Company’s Stockholders’ Meeting.

Therefore, the proposal is to authorize the use of preferred shares issued by the Company to compensate its executives and the executives of the companies controlled by it.

In order to limit the maximum dilution that the stockholder will experience, the proposal is also as follows:

(i) the sum (a) of the shares to be used for compensation, pursuant to Resolution Compensation, and (b) of the number of options granted under the Company’s Stock Option Plan should not exceed the limit of 0.5% of the Company’s total shares that the majority and minority stockholders hold at the balance sheet date; and

(ii) in the event that in a certain year the number of (a) shares used for compensation purposes and (b) options granted under the Company’s Stock Option Plan is below the limit of 0.5% of total shares, the amount short of this percentage may be added when options are used for compensation or granted in any of the 7 (seven) subsequent years.

The calculation of the limit of the shares to be used for compensation will take into consideration the year to which the compensation refers, regardless of the year it was paid.

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6. Annual Stockholders’ Meeting to be held at 3:20 p.m.

1. Balance Sheets, other Financial Statements and accompanying Notes, related to the fiscal year ended December 31, 2011.

The Management Report was released together with the Financial Statements, having been approved by the Board of Directors at its meeting of February 6, 2012. Said document was made available on February 7, 2012 in the Brazilian Securities and Exchange Commission’s Periodic and Eventual Information System (“IPE”) and on the Company’s website (http://www.itau-unibanco.com/ri), and was published on February 29, 2012 in the Valor Econômico newspaper (pages E3 to E22) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 7 to 36).

2. Allocation of Net Income for 2011.

The Company recorded Net Income for 2011 in the amount of R$ 11,890,195,760.13 (eleven billion, eight hundred ninety million, one hundred ninety-five thousand, seven hundred sixty reais and thirteen cents), according to the statement of income made available on February 7, 2012 in the Periodic and Eventual Information System (IPE) and on the Company’s website (http://www.itau-unibanco.com/ri), which was published with the Financial Statements on February 29, 2012, in the Valor Econômico newspaper (pages E3 to E22) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 7 to 36).

Considering the calculation of said Income, according to the Financial Statements, the following allocation is proposed:

(a)	R$ 594,509,788.01 (five hundred ninety-four million, five hundred nine thousand, seven hundred eighty-eight reais and one cent) to the Legal Reserve account;
(b)	R$ 6,241,662,706.71 (six billion, two hundred forty-one million, six hundred sixty-two thousand, seven hundred six reais and seventy-one cents) to the Statutory Reserve account, as follows:

1. R$ 1,859,846,180.54 (one billion, eight hundred fifty-nine million, eight hundred forty-six thousand, one hundred eighty reais and fifty-four cents) to the Reserve for Dividend Equalization;

2. R$ 1,752,726,610.46 (one billion, seven hundred fifty-two million, seven hundred twenty-six thousand, six hundred ten reais and forty-six cents) to the Reserve for Increase in Working Capital;

3. R$ 2,629,089,915.71 (two billion, six hundred twenty-nine million, eighty-nine thousand, nine hundred fifteen reais and seventy-one cents) to the Reserve for Capital Increase in Investees; and

(c)	R$ 5,054,023,265.41 (five billion, fifty-four million, twenty-three thousand, two hundred sixty-five reais and forty-one cents) for the payment of the mandatory dividend, and it should be emphasized that it was already fully paid.

The Allocation of Net Income, as specified in Attachment 9-1-II of CVM Instruction No. 481/09, was made available on March 21, 2012, in IPE, and the transcription of its content can be found in Attachment III of this document.

3. Election of the members of the Board of Directors and the Fiscal Council.

The majority stockholder proposes that the following members of the Board of Directors be reelected, namely Messrs. Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Candido Botelho Bracher, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal.

The proposal is also for the election of Messrs. Demosthenes Madureira de Pinho Neto, Nildemar Secches and Pedro Pullen Parente to be members of the Board of Directors.

According to the criteria set out in the Corporate Governance Policy of the Company, Messrs. Gustavo Jorge Laboissière Loyola, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Pedro Pullen Parente are considered as independent members.

The majority stockholder also proposes that the Fiscal Council be convened and that the current members of the Fiscal Council that he/she appointed be reelected, namely as effective members, Messrs. Alberto Sozin Furuguem and Iran Siqueira Lima, as alternate members, Messrs. João Costa and José Caruso Cruz Henriques.

The detailed résumés, as well as other information required by items 12.6 to 12.10 of Attachment 24 to CVM Instruction No. 480/09, can be found in Attachment IV of this document.

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In addition to the members appointed by the controlling stockholder, the owners of preferred shares without voting rights or with restricted voting rights are entitled to elect one effective member and his/her respective alternate in a separate voting process. An equal right is given to minority stockholders, provided that they represent, in the aggregate, 10% (ten percent) or more of voting shares.

With the exception of the foregoing, the other stockholders with voting rights may elect the effective and alternate members that, in any case, shall be in equal number of the elected ones under the aforementioned terms, plus one.

4. Definition of the amount allocated to the compensation of the members of the Board of Officers, Board of Directors and Fiscal Council. For 2012, the proposal is for the Annual Stockholders’ Meeting to approve the aggregate amount up to R$ 13,000,000.00 (thirteen million reais) to the members of the Board of Directors up to R$ 125,000,000.00 (one hundred and twenty-five million reais) to the members of the Board of Officers. In relation to the members of the Fiscal Council, the proposal is for the Annual Stockholders’ Meeting to approve the individual monthly compensation of 12,000.00 (twelve thousand reais) to effective members and R$ 5,000.00 (five thousand reais) to alternate members and that this compensation be valid until the Annual Stockholders’ Meeting of 2013. The compensation amounts to the members of the approved can be paid in local currency, with shares of the Company (according to the proposal submitted to the Extraordinary Stockholders’ Meeting to be held on April 20, 2012, at 3:00 p.m.) or in any other way that management deems convenient.

In addition to the amounts established at the Annual Stockholders’ Meeting, the members of the Board of Directors and Board of Officers may receive, as compensation, Company’s profit sharing, which, under the provisions of paragraph 1, Article 152 of the Brazilian Corporate Law, is limited to either the annual compensation of management members or 10% of the Company’s profits, whichever is lower.

The Company may also grant, not for compensation purposes, stock options to its management members, pursuant to the Company’s Stock Option Plan.

The proposal for the Compensation of the Members of Management in the manner specified in Attachment 24 of CVM Instruction No. 480/09, can be found in Attachment V of this document.

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7. Extraordinary Stockholders’ Meeting to be held at 3:40 p.m.

The proposal of the Board of Directors regarding the following topics shall be submitted to analysis:

1. Amendment to the Bylaws in order to:

a) adjust it to the Corporate Governance Regulation of Tier 1 Listing Segment of BM&FBOVESPA, which entered into effect on May 10, 2011 (“Tier 1 Regulation”), which established that the Bylaws of the companies should be adapted to include minimum clauses on: (a) the investiture of members of the Board of Directors and Board of Officers will be conditioned on the prior subscription to the Statement of Consent by the management members pursuant to the provisions in Tier 1 Regulation; (b) non-accumulation of the positions of chairman and chief executive officer or main executive by the one and same person; and (c) reference to the Company’s adjustment to Tier 1 Regulation, which will now subject the Company, its stockholders, management and members of the Fiscal Council, when convened, to the provisions of the aforementioned regulation. Accordingly, the stockholders proposed the inclusion/amendment to articles 5.1, 6.1 and 17 of the Company’s Bylaws;

b) adjust it to the amendment to Law No. 6,404/76, which provides for Brazilian Corporations, which was amended by Law No. 12,431/2011 and removed the requirement according to which a member of the Board of Directors should be a stockholder of the company for which he/she was elected. Therefore, it is now allowed that the Board of Directors be composed of stockholders or non-stockholders, and it is proposed that the main provision of article 6 of the Bylaws be amended to reflect the amendment to Law No. 6,404/76.

c) adjust it to the requirement of Article 11, Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”), which provides for the compensation policy for management members of financial institutions and requires financial institutions to set up an Compensation Committee in the first Stockholders’ Meeting to be held after January 1, 2012. Therefore, it is proposed that a new article 8 be included in the Company’s Bylaws, in order to provide for the responsibilities, number of members, appointment, removal and compensation criteria, term of office, and the compensation of the Compensation Committee. Additionally, it is proposed that the wording of the current item 6.6, renumbered to 6.7, be adjusted, as it provides for the competencies of the Board of Directors, since it is its responsibility to elect and remove the members of the Compensation Committee, and approve the operating rules that this Committee will establish for its operation, besides overseeing its activities, pursuant to the Resolution on Compensation.

2. Consolidation of the Bylaws with the aforementioned amendments.

A copy of the Bylaws containing the proposed amendments duly highlighted, as well as a report detailing the origin and justification for the proposed amendments and analyzing their legal and economic effects, pursuant to Article 11 of CVM Instruction No. 481/09, can be found in Attachment VI of this document.

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ATTACHMENT I

Item 10 of the Attachment 24 of CVM instruction 480

ITEM 10 - COMMENTS OF DIRECTORS

10.1. Directors should comment on:

a)	financial and equity positions in general

2011

2011 was marked by high volatility in the international scenario, particularly from August on. The perspective of growth in developed economies worsened, influenced by the need for major tax adjustments in the following quarters, particularly by the European economy. The private credit squeeze in the international markets, a reflection of the crisis, will also be a factor that restrains growth. The European Central Bank provided liquidity for a three-year period for a large number of financial institutions, thus contributing to a certain short-term relief in the financial conditions of the region. In the United States, growth above expectations in the second half of 2011 was the positive surprise. China should post a moderate slowdown over the following quarters, but the country’s external position continues sound, family indebtedness is low and consumption continues with potential to grow.

In the domestic scenario, the trend towards slowdown in the economic activity was consolidated. This decrease is a consequence of the tax and monetary squeeze imposed from the end of 2010 to mid-2011, but it also reflects the recent deterioration of the global economic scenario. Expectations of consumers and entrepreneurs continued lower than those recorded in the recent past. Gross domestic product (GDP) for the fourth quarter of 2011 posted a small increase of approximately 0.2%, showing a modest recovery in relation to the stability noted in the previous quarter. Thus, the GDP annual growth for 2011 was 2.7%.

Inflation measured by IPCA was 6.5% at the end of 2011. The economic deceleration, less pressure on commodities prices and lower increase in administered items contribute to the perspective of lower inflation in 2012.

In this context, with more uncertainties about the foreign scenario and its possible impact on the domestic activity, the Central Bank of Brazil started a process to reduce the Selic rate in August 2011. At the end of 2011, the annual basic interest rate was 11.0%, as compared to 12.5% before the reduction cycle. In addition to the relaxation of the monetary policy, the government has adopted other instruments to stimulate the economy, including the reduction in IPI for the appliances segment, and a decrease in capital requirement and in the IOF rates for certain loan operations.

The credit market posted a reduction in growth during 2011. In 2011, new loans to individuals increased 4.4% in actual terms, as compared to same period of 2010 (after a 15.4% growth in 2010 when compared to 2009). In the corporate segment, loans granted grew 1.4% in 2011 when compared to 2010, a year in which there was a 2.5% expansion as compared to 2009. Total loans as a percentage of GDP reached 49.1% in December 2011, as compared to 45.2% in December 2010. Default over 90 days reached 5.5% in December, as compared to 4.5% at the end of 2010, influenced by the increase in the loan interest rate and smaller economic growth.

Net income for the year ended December 31, 2011 was R$14,621 million, with an annualized return on average equity of 22.3%, compared to 24.1% for 2010. As of December 31, 2011, consolidated assets totaled R$851,331 million and total stockholders’ equity was R$71,347 million. As of the same date, our solvency ratio on a fully consolidated basis was 16.4%.

The balance of credit transactions, including sureties and endorsements, was R$397,012 million as of December 31, 2011, a 19.1% increase compared to December 31, 2010. As of December 31, 2011, credit to individuals increased by 17.9%, while credit to companies increased by 17.9%, compared to December 31, 2010. With respect to credit to individuals, the highlights were real estate loans, credit cards and personal loans, with increases of 66.7%, 18.0% and 47.0%, respectively. With respect to credit to companies, the very small, small and middle sized companies portfolio increased 13.0% from December 31, 2010 to December 31, 2011, while the corporate portfolio increased 21.3% during the same period. The balance of sureties and endorsements added up to R$51,530 million on December 31, 2011, representing an increase 34.3% when compared to December 31, 2010.

Our result of allowance for loan losses increased by 45.5% for the year ended December 31, 2011, when compared to the year ended December 31, 2010. Expenses for allowance for loan losses increased by 41.0% from R$14,121 million for the year ended December 31, 2010 to R$19,912 million for 2011, an increase of R$5,791 million. This growth is due to the increase of our credit portfolio and reflects the model of expected loss adopted in the institution’s loan risk management, based on the broad concept of BIS II, which considers the potential loss for revolving loan. This model replaces the former one, which contained, besides expected loss, the concept of countercyclical provision, which is treated as a capital cushion according to the BIS III precepts. The adoption of this model resulted in a R$ 1,573 million provision reversal gross of tax in the fourth quarter 2010. As of December 31, 2011, the ratio of 90-day non-performing loans as a percentage of our total credit portfolio increased to 4.9%, compared to 4.1% as of December 31, 2010. Credits under renegotiation, including extended, modified and deferred repayments, increased to 4.2% of our total portfolio as of December 31, 2011, compared to 3.1% as of December 31, 2010.

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During the second half of 2011, the process of integration between Itaú and Unibanco was fully completed. Currently, 100% of technology platforms are built and running in a unique environment.

Our results of operations for the year ended December 31, 2011, when compared to the year ended December 31, 2010, reflected a significant impact from exchange rate variations. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2011, the real depreciated 12.6% against the U.S. dollar, while in 2010 the real appreciated 4.3% against the U.S. dollar.

In 2011, there was a change in the basis for consolidating Financeira Itaú CBD S.A. from full to partial consolidation and Porto Seguro S.A. from consolidation to recognition under the equity method. See Note 2(b) to our annual consolidated financial statements.

2010

In 2010, Brazil experienced strong growth and GDP expanded by 7.5%. This was primarily due to the Brazilian economy rebounding from negative growth in 2009, and also the result of rapid expansion of domestic demand, which grew by 7.5% in 2010, driven mainly by the recovery of consumption and investment expenditures, as well as the increase of fiscal expenditures.

The current account deficit (net balance from trade of goods and services and international transfers) reached 2.3% of GDP in 2010, and has been a deficit for the third consecutive year. Brazil’s external solvency improved considerably, with US$289 billion in international reserves and US$256 billion in external debt as of December 2010. Nevertheless, there are other external liabilities, such as investments in portfolios of shares and fixed income bonds, which rose from US$287 billion in 2008 to US$645 billion in January 2011.

There are concerns about the acceleration of inflation: the inflation rate reached 5.9% in 2010, well above the median of the Brazilian government’s target range of 4.5% and close to the stipulated maximum rate of 6.5%. Inflation may continue to rise and may potentially affect our results. Delinquency rates in the Brazilian banking system have decreased during 2010.

Notwithstanding the relatively brief effects of the international crisis, new sources of strain, especially from Europe due to the burden of sovereign debt of European countries, from the U.S. due to the fears of a second recession resulting from the sluggishness of the real estate market and growing unemployment, and from the acceleration of inflation in emerging countries, may affect the level of activity and increase volatility in the Brazilian currency, the real, with respect to the U.S. dollar, the euro, the yen, the yuan and other currencies. The Brazilian government could choose to adopt further macroprudential measures to prevent excessive asset growth.

In December 2010, the National Monetary Council (“CMN”) adopted measures aiming at restricting credit growth: increase of additional compulsory deposits and increase of capital requirements. The compulsory deposits of the banking system in the Central Bank increased by R$ 81.8 billion. Such measures have moderated the growth of loans. Preliminary indicators, such as the data for December, showed that the average loan granted to individuals fell 10.5%, in actual terms not adjusted for seasonality. Even though the impact was smaller on grants to companies, which posted a 6.6% decrease, other variables, such as interest charged on loans to individuals, seem to have increased. However, total credit granted by the banking system became more important over the year, going up from 45% of GDP to 47%.

For the year ended December 31, 2010, our consolidated net income was R$13,323 million. As of December 31, 2010, our total stockholders’ equity was R$60,879 million. Our annualized return on average equity was 24.1% in 2010. As of the same date, our solvency ratio on a fully consolidated basis was 15.4%, a 130 basis points decrease in comparison to December 31, 2009, mainly due to (i) changes in capital requirements rules, which excluded additional provisions for loan and lease losses from the Tier 1 capital calculation, and (ii) credit expansion. For more detail about the calculation of our regulatory capital, see Note 3 to our consolidated financial statements as of and for the year ended December 31, 2010.

During 2010 our main challenge was the completion of the integration of Unibanco branches and CSB throughout Brazil. With the completion of the integration, we were able to improve our processes and, accordingly, expand the volume of services and increase our customer base, while maintaining service quality.

We highlight the improvement of asset quality as the principal change in our financial condition for the year ended December 31, 2010. Our operations were positively affected by a decrease in non-performing loans, mainly due to an improvement in the quality of our portfolio of individuals and companies, and an improvement in our recovery of loans previously written off as losses. Reduced delinquency levels are associated with the improving Brazilian economy, as well as the more conservative credit policies adopted by us since 2009.

As of December 31, 2010, the balance of credit transactions, including endorsements and sureties, was R$333,427 million, a 19.8% increase compared to December 31, 2009. Credit to individuals increased by 16.3%, while credit to companies increased by 21.9% compared to December 31, 2009. During 2010, we maintained our strategy of increasing the volume of credit card lending, vehicle financing, real estate loans and loans to very small, small and middle-market companies, with loans to companies increasing at a higher rate than other segments.

14

Our results of operations for the year ended December 31, 2010 when compared to the year ended December 31, 2009, reflected a significant impact from exchange rate variation. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2010 the real appreciated 4.3% against the U.S. dollar, while in the year ended December 31, 2009 the real appreciated 25.5% against the U.S. dollar. The decrease in income from financial operations before loan losses, mainly due to lower gains from derivative financial instruments used to hedge our investments in subsidiaries abroad, resulted in a decrease in expenses related to income tax and social contribution.

2009

The Brazilian economy showed strong recovery, mainly in the industrial segment, from January. From then, the industrial production grew for ten consecutive months, posting an accumulated increase of 19.1% until November as compared to the month of December 2008. However, despite the sequence of monthly increases, production in industry still accumulated a decrease of 9.3% between January and November 2009, as compared with the same period in 2008.

The quick recovery of the domestic bank credit was essential for such recovery. In December, credit reached 45% of GDP, after a historic series lower than this level.

For the year ended December 31, 2009, our consolidated net income was R$10,067 million. As of December 31, 2009, our total stockholders’ equity was R$50,683 million. Our return on average equity was 21.4% in 2009. Our solvency ratio on a fully consolidated basis reached 16.7%, a 60 basis point increase in comparison to the previous year.

During 2009, we faced two main challenges. First, internally we experienced significant changes related to the association. At the end of 2008, we defined the management team that would lead the new institution. At the end of 2008, we defined the management team that would lead the new institution. In addition, we finalized the selection of the members of the Board of Directors and Board of Officers who would be responsible for leading the integration process. In the first half of 2009, this process was expanded to all managerial levels of our company. At the same time, market opportunities and business models were reevaluated and redefined, and targets for the commercial business unit were established. The branch transformation program associated with the integration of the operations of the two banks started in the second half of 2009 and was expected to be accelerated in 2010. The second challenge was related to the turmoil in the international financial markets. The main impact of the economic crisis on the Brazilian financial industry in general was an increase in non-performing loans. Our operations were affected by a change of asset quality. During the first nine months of 2009, we used part of our additional allowance for loan losses to address these changes in asset quality. But, at the end of 2009, the balance of non-performing loans began to decrease, changing the trend of gradual deterioration of asset quality that began at the end of 2008.

As of December 31, 2009, the total balance of credit transactions, including endorsements and sureties, was R$278,382 million. Credit to individuals increased by 10.4% while credit to companies decreased by 2.3% compared to December 31, 2008. We maintained our strategy of increasing the volume of consumer credit loan, mainly credit cards and vehicle financing, and loans to micro, small and mid-sized companies during 2009. Changes in exchange rates and the appreciation of the real in relation to foreign currencies as well as the migration of corporate clients to the capital markets as a source for financing operations were the main causes of the decrease of the balance of corporate loans.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro entered into an alliance to combine their respective homeowner and automobile insurance operations. We also entered into an operating agreement for the exclusive offer and distribution of homeowner and automobile insurance products to clients of the Itaú Unibanco branch network in Brazil and Uruguay. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated beginning with the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro.

We reclassified certain items as of and for the year ended December 31, 2010 for comparative purposes. See Note 22(l) to our consolidated financial statements as of and for the year ended December 31, 2010.

b) corporate structure and possibility of redemption of shares or quotas

At December 31, 2011, capital stock comprised 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 were common and 2,281,649,700 were preferred shares without voting rights, but with tag-along rights, in the event of the public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$ 45,000,000 (R$ 45,000,000 at 12/31/2011), of which R$ 31,551,752 (R$ 31,546,933 at 12/31/2010) is held by stockholders domiciled in the country and R$ 13,448,248 (R$ 13,453,067 at 12/31/2010) is held by stockholders domiciled abroad.

We deem appropriate the current Basel ratio of 16.4% based on the Economic-Financial Consolidated at December 31, 2011.

I - Cases for redemption;

There is no case for redemption of shares issued by the Company besides those which are legally provided for.

15

II - Formula for the calculation of the redemption value

Not applicable.

c) Payment capability in relation to the financial commitments assumed; d) sources of financing used for working capital and investments in non-current assets; e) sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies; g) limits on the use of the financing already contracted .

Our Superior Institutional Treasury Committee for Liquidity determines our policy regarding asset and liability management. Our policy is to maintain a close match to our maturity, interest rate and currency exposures. In establishing our policies and limits, the Superior Institutional Treasury Committee for Liquidity considers our exposure limits for each market segment and product, and the volatility and correlation across different markets and products.

We have invested in the improvement of risk management of the liquidity inherent in our activities, simultaneously maintaining a portfolio of high liquidity securities (operational reserve), which represents a potential source for additional liquidity.

Management controls our liquidity reserves based on the estimate of funds that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, taking into consideration the liquidity profile of our counterparts.

Short-term minimum liquidity limits are defined according to guidelines set by the Superior Institutional Treasury Committee for Liquidity. These limits aim to ensure sufficient liquidity, including upon the occurrence of unforeseen market events. These limits are revised periodically based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and take advantage of market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

Our principal source of funding is deposits, which include demand, savings account and interbank deposits. At December 31, 2011, total deposits reached R$ 242,638 million, representing 41.9% of total funds. As of December 31, 2010, total deposits amounted to approximately R$202,688 million, representing 39.8% of total funding. As December 31, 2009, total deposits amounted to approximately R$190,772 million, representing 48.0% of total funding. At December 31, 2011, 2010 and 2009, our time deposits represented 59.5%, 57.4% and 60.1%, respectively, of total deposits.

Our savings deposits represent one of our major sources of funding which, as of December 31, 2011 and December 31, 2010, accounted for 27.7% and 28.6% of total deposits, respectively.

	As of December 31,
	2011		2010		2009
	R$ million	% of Total Funding	R$ million	% of Total Funding	R$ million	% of Total Funding

Deposits	242,638	41.9%	202,688	39.8%	190,772	48.0%
Demand deposits	28,933	5.0%	25,538	5.0%	24,837	6.2%
Savings accounts	67,170	11.6%	57,899	11.4%	48,221	12.1%
Interbank	2,066	0.4%	1,929	0.4%	2,046	0.5%
Time deposits	144,469	24.9%	116,416	22.8%	114,671	28.9%
Other deposits	-	-%	906	0.2%	997	0.3%
Total short-term borrowings	151,000	26.1%	159,784	31.4%	113,388	28.6%
Own portfolio	43,471	7.5%	98,424	19.3%	35,948	9.0%
Third-party portfolio	36,538	6.3%	23,070	4.5%	51,799	13.0%
Free portfolio	1,805	0.3%	950	0.2%	669	0.2%
Bills of real estate loans	14,470	2.5%	8,260	1.6%	5,471	1.4%

16

	As of December 31,
	2011		2010		2009
	R$ million	% of Total Funding	R$ million	% of Total Funding	R$ million	% of Total Funding

Bills of credit related to agribusiness	1,422	0.2%	2,660	0.5%	2,283	0.6%
Financial bills	2,544	0.4%	-	0.0%	-	-%
Mortgage notes	37	0.0%	48	0.0%	512	0.1%
Bills of exchange	-	-%	-	-%	-	-%
Debentures	1,039	0.2%	292	0.1%	238	0.0%
Foreign borrowings through Securities	9,947	1.7%	3,322	0.7%	1,948	0.5%
Borrowings	17,972	3.1%	12,009	2.4%	8,509	2.1%
Onlending	11,037	1.9%	9,769	1.9%	5,969	1.5%
Securitization of foreign payment orders	-	-%	-	-%	-	-%
Subordinated debt (1)	10,718	1.9%	980	0.2%	42	0.0%
Total long-term debt	185,691	32.1%	147,290	28.9%	93,284	23.5%
Own portfolio	92,576	16.0%	66,472	13.0%	39,272	9.9%
Third-party portfolio	-	-%	-	-%	62	0.0%
Free portfolio	14,429	2.5%	10,740	2.1%	4,185	1.1%
Bills of real estate loans	1,280	0.2%	477	0.1%	585	0.0%
Bills of credit related to agribusiness	1,862	0.3%	114	0.0%	-	-%
Financial bills	11,764	2.0%	2,466	0.5%	-	-%
Mortgage notes	207	0.0%	254	0.0%	-	-%
Bills of exchange	-	-%	-	-%	-	-%
Debentures	-	-%	1,091	0.2%	2,527	0.6%
Foreign borrowings through securities	6,984	1.2%	6,608	1.3%	3,755	0.9%
Securitization of foreign payment orders	-	-%	-	-%	-	-%
Borrowings	3,170	0.5%	3,640	0.7%	3,828	1.0%
Onlending	24,422	4.2%	21,920	4.3%	16,386	4.1%
Subordinated debt	28,997	5.0%	33,508	6.6%	22,684	5.7%
Total	579,329	100.0%	509,762	100.0%	397,444	100.0%

(1)	Includes redeemable preferred shares (classified under minority interests in subsidiaries in our balance sheet) totaling R$741 million and R$658 million at December 31, 2011 and 2010, respectively.

f) indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements

II - Other long-term relationships with financial institutions

17

The Issuer has as its main source of financing the funding, borrowings and onlending. Funding by term and maturity is as follows:

(in millions of R$)
	December 31, 2011
	0-30	31-180	181-365	Over 365	Total	%
Deposits	127,686	19,850	11,920	83,181	242,636	41.9
Deposits received under securities repurchase agreements	59,279	11,396	11,138	107,005	188,819	32.5
Funds from acceptance and issuance of securities	4,862	15,756	8,841	22,098	51,557	8.9
Borrowings and onlending	4,026	12,772	12,213	27,592	56,602	9.8
Securitization of foreign payment orders (1)	-	-	-	-	-	0.0
Subordinated debt (*)	60	8,157	2,502	28,997	39,715	6.9
Total	195,913	67,931	46,613	268,873	579,329
% per maturity term	33.9	11.7	8.0	46.4
Total - 31/12/2010	194,833	56,869	47,631	210,429	509,762
% per maturity term	38.2	11.2	9.3	41.3

(*) Includes R$ 740,703 (R$ 657,794 at December 31, 2010) of redeemable preferred shares classified under minority interests in our balance sheet.

The table below shows funding through issuance of subordinated debt securities until December 31, 2011

Name of security	Issue	Maturity	Return p.a.	Principal R$
Subordinated CDB
	2007	2012	103.5% to 104% of CDI	4,969,704
			100% of CDI + 0.35% to 0.45%	731,836
			IGPM + 7.31 to 7.35%	278,350
	2002	2012	102.% of CDI	200,000
	2008	2013	100% of CDI + 0.50% to 0.6%	1,558,200
			106% to 107% of CDI	48,401
	2003	2013	102.5% of CDI	40,000
	2007	2014	100% of CDI + 0.35% to 0.6%	1,864,500
	2007	2014	IGPM + 7.35%	33,200
	2008	2014	112% of CDI	1,000,000
	2008	2015	119.8% of CDI	400,000
	2010	2015	113% of CDI	50,000
	2006	2016	100% of CDI + 0.47% (*)	469.835
	2010	2016	110% to 114% of CDI	2,719,268
	2010	2016	IPCA + 7.33%	122,500
	2010	2017	IPCA + 7.45%	366,830
			TOTAL	14,848,624

Subordinated LF
	2010	2016	100% of CDI + 1.35% to 1.36%	365,000
	2010	2016	112% to 112.5% of CDI	1,874,000
	2010	2016	IPCA + 7%	30,000
	2010	2017	IPCA + 6.95% to 7.2%	206,000
	2011	2017	108% to 112% of CDI	3,223,500
	2011	2017	IPCA + 6.15% to 7.8%	352,400
	2011	2017	IGPM + 6.55% to 7.6%	138,000
	2011	2017	100% of CDI + 1.29% to 1.52%	3,650,000
	2011	2018	IGPM + 7%	42,000
	2011	2018	IPCA + 7.53% to 7.7%	30,000
	2011	2019	109% to 109.7% of CDI	2,000
	2011	2021	109.25 to 110.5% of CDI	6,000
			TOTAL	9,918,900

Subordinated euronotes
	2010	2020	6.200%	1,730,600
	2010	2021	5.750%	1,694,200
	2011	2021	5.750%	418,350
	2011	2021	6.200%	780,550
			TOTAL	4,623,700

Subordinated bonds
	2005	2015	1.42%	193,834
	2008	2033	3.5% to 4.5%	141,127
			TOTAL	334,961

Preferred shares
	2002	2015	3.04%	1,388,841

(*) Subordinated CDBs may be redeemed from November 2011.

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At Itaú Unibanco Holding, the portfolio is composed of subordinated euronotes in the amount of R$ 59,547 (R$ 26,081 at December 31, 2010) maturing in 30 days, of R$ 26,167 (R$ 21,809 at December 31, 2010) maturing within 91 to 180 days, and of R$ 5,111,734 (R$ 3,304,889 at December 31, 2010) maturing after 365 days, totaling R$ 5,197,448 (R$ 3,352,779 at December 31, 2010).

III - Level of subordination between debts

In the case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment shall be obeyed: secured debts, unsecured debts, and subordinated debts. We shall thus mention that in relation to secured debts, creditors prefer that to others up to the limit of the asset pledged to secure them, and there is no subordination level among subordinated debt creditors.

The funding through issuance of subordinated debt securities is as follows:

	12/31/2011
	0-30	31-180	181-365	Over 365	Total	%
CDB
	-	8,125	2,498	12,600	23,224	58.5
Financial bills	-	-	-	10,254	10,254	25.8
Euronotes	60	26	-	5,136	5,222	13.1
Bonds	-	3	3	293	299	0.8
Eurobonds	-	-	-	-	-	-
(-) Transaction costs incurred (Note 4b)	-	-	-	(24)	(24)	(0. 1)
TOTAL OTHER LIABILITIES	60	8,15 4	2, 50 2	28,259	38,974
Redeemable preferred shares	-	3	-	737	741	1.9
GRAND TOTAL	60	8,157	2,502	28,99 7	39,715
% per maturity term	0.1	20.5	6.3	73.0

	12/31/2010
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	-	-	25 ,859	25,859	75 .0
Debentures	-	-	-	2, 570	2, 570	7.4
Euronotes	26	42	895	3,332	4, 296	12 .4
Bonds	2	-	-	298	300	0.9
Eurobonds	-	12	-	833	846	2.4
(-) Transaction costs incurred	-	-	(0)	(40)	(41)	(0.1)
TOTAL OTHER LIABIL ITIES	28	55	895	32.853	33.830
Redeemable preferred shares	-	3	-	655	658	1.9
GRAND TOTAL	28	58	895	33.508	34.488
% per maturity term	0.1	0.2	2.6	97.2

	12/31/2009
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	-	-	20 ,160	20,160	88.7
Debentures	-	-	-	-	-	-
Euronotes	-	20	-	857	877	3.9
Bonds	-	3	3	130	136	0. 6
Eurobonds	13	-	-	871	884	3.9
(-) Transaction costs incurred	-	-	-	(19)	(19)	(0.1)
TOTAL OTHER LIABILITIES	13	23	3	21 ,999	22 ,038
Redeemable preferred shares	-	3	-	684	688	3. 0
GRAND TOTAL	13	26	3	22 ,684	22 ,726
% per maturity term	0.1	0.1	0.0	99.8

The chart that shows the funding through issuance of subordinated debt securities is included in item 10.1. (f.II) of this form.

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control

A portion of our long-term debt has provision on the early repayment of the principal upon the occurrence of certain events, as is the norm with long-term finance contracts. At December 31, 2011, no event of default or non-compliance with finance clause had occurred.

19

Additionally, the Itaú Unibanco Holding S.A. established in March 2010 a programme for the issue and distribution of notes with certain financial intermediaries (the “Programme”). The Programme establishes that the Issuer itself or through its Cayman Islands branch shall issue subordinated or senior notes (“Notes”) up to the limit of US$10,000,000,000.00 (ten billion U.S. dollars).

To date, the following issues have been completed in accordance with the Programme (“Issues”)

(i) Subordinated Notes in the amount of US$1,000,000,000.00 (one billion U.S. dollars), issued on April 15, 2010, with final maturity on April 15, 2020, which were accepted for listing and trading at the Luxembourg Stock Exchange;

(ii) Subordinated Notes in the amount of US$1,000,000,000.00 (one billion U.S. dollars), issued on September 23, 2010, with final maturity on January 22, 2021, which were accepted for listing and trading at the Luxembourg Stock Exchange;

(iii) Senior Notes in the amount of US$270,000,000.00 (two hundred and seventy million U.S. dollars), issued on November 23, 2010, with final maturity on November 23, 2015, which were accepted for listing and trading at the Luxembourg Stock Exchange;

(iv) Subordinated Notes in the amount of US$250,000,000.00 (two hundred and fifty million U.S. dollars), issued on January 31, 2011, with final maturity on January 22, 2021, which were accepted for listing and trading at the Luxembourg Stock Exchange. These Subordinated Notes described herein were issued and distributed by reopening the fourth issue of subordinated notes and are second series of the second issue of subordinated notes under the Trust Deed. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issue share the same ISIN and CUSIP code and are fungible with each other.

(v) Subordinated Notes in the amount of US$500,000,000.00 (five hundred million U.S. dollars), issued on June 21, 2011, with final maturity on December 21, 2021, which were accepted for listing and trading at the Luxembourg Stock Exchange.

The Programme and the Issues impose certain conditions and restrictions to the Issuer, as follows:

a.	Disposal of Assets and Disposal of Shareholding Control

As a general rule, the Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions above:

(i)	the entity that receives such assets or that succeeds the Issuer undertakes to comply with all obligations of repayment of principal and interests arising from any note issued as provided for in the Programme, as well as undertakes to assume all other obligations imposed on the Issuer;

(ii)	no event of default occurs through the carry out of such transactions; and

(iii)	from any public announcement about the transaction and before its completion: the management members of the Issuer provide to the trustee a declaration that the transaction of asset disposal in question is in compliance with the obligations and restrictions imposed to the Issuer; a legal opinion is issued by the legal advisors of the Issuer on the assumption of obligations arising from the Programme by the new entity that will take over the assets or that will succeed the Issuer.

20

 h) significant changes in each item of the financial statements

Assets	12/31/2011	12/31/2010	12/31/2009	2011 x 2010	2010 x 2009

Current and long-term assets	839,422	740,465	597,978	13.4%	23.8%
Cash and cash equivalents	10,633	10,097	10,594	5.3%	-4.7%
Interbank investments	116,082	86,359	139,195	34.4%	-38.0%
Securities and derivative financial instruments	187,880	186,562	120,189	0.7%	55.2%
Interbank and interbranch accounts	98,923	86,524	14,570	14.3%	493.9%
Operations with credit granting characteristics and other receivables	345,483	295,053	245,951	17.1%	20.0%
(Provision for allowance for loan losses)	(25,772)	(22,018)	(24,052)	17.0%	-8.5%
Other assets	106,193	97,888	91,531	8.5%	6.9%

Permanent assets	11,909	10,979	10,295	8.5%	6.6%
Investments	2,717	3,250	2,187	-16.4%	48.6%
Fixed assets and leased assets	5,287	4,723	4,360	11.9%	8.3%
Goodwill	95	67	-	41.8%	-
Intangible assets	3,810	2,934	3,748	29.9%	-21.7%

Total assets	851,331	751,444	608,273	13.3%	23.5%

Liabilities	12/31/2011	12/31/2010	12/31/2009	2011 x 2010	2010 x 2009

Current and long-term liabilities	777,010	686,286	553,584	13.2%	24.0%

Deposits	242,638	202,687	190,772	19.7%	6.2%
Demand deposits	28,933	26,443	25,834	9.4%	2.4%
Savings deposits	67,170	57,899	48,222	16.0%	20.1%
Interbank deposits	2,066	1,929	2,046	7.1%	-5.7%
Time deposits	144,469	116,416	114,671	24.1%	1.5%
Deposits received under securities repurchase agreements	188,819	199,656	131,935	-5.4%	51.3%
Funds from acceptance and issuance of securities	51,557	25,592	17,320	101.5%	47.8%
Interbank and interbranch accounts	4,048	3,668	3,077	10.4%	19.2%
Borrowings and onlending	56,602	47,338	34,692	19.6%	36.5%
Derivative financial instruments	6,807	5,705	5,476	19.3%	4.2%

Technical provisions for insurance, pension plan and capitalization	73,754	60,551	52,404	21.8%	15.5%
Other liabilities	152,785	141,088	117,909	8.3%	19.7%
Foreign exchange portfolio	26,182	22,035	27,682	18.8%	-20.4%
Subordinated debt	38,974	33,830	22,038	15.2%	53.5%
Sundry	87,629	85,223	68,188	2.8%	25.0%

Deferred income	836	766	466	9.1%	64.4%
Minority interest in subsidiaries	2,139	3,513	3,540	-39.1%	-0.8%
Stockholders’ equity	71,347	60,879	50,683	17.2%	20.1%

Total liabilities	851,331	751,444	608,273	13.3%	23.5%

We present below the main changes in the balance sheet accounts at December 31, 2011, 2010 and 2009, noting that the balances for the periods ended 2011, 2010 and 2009 reflect the consolidation in Itaú Unibanco of Unibanco operations.

The total balance of assets amounted to R$ 851,331 million at the end of 2011, an increase of 13.3% in relation to the previous year and, at December 31, 2010, the total consolidated assets of Itaú Unibanco amounted to R$ 751,444 million, an increase of 23.5% as compared to the balance of R$ 608,273 million at December 31, 2009.

At December 31, 2011, the loan portfolio, not including endorsements and sureties, reached R$ 345,483 million, an increase of 17.1% in relation to the previous year. In Brazil, the portfolio of loans to individuals totaled R$ 154,001 million, an increase of 18.4% as compared to the balance in the same period in 2010. In the large companies segment, the portfolio balance was R$ 93,237 million, and in the very small, small and middle-market companies segment it reached R$ 85,680 million, a combined increase of 14.2% as compared to December 31, 2010. The loan and financing operations targeted at the retail market increased 16.0% in the period, totaling R$ 232,986 million. The real estate loan portfolio totaled R$ 19,550 million in 2011, an increase of 47.5% as compared to the previous year. The volume of real estate loans to borrowers was R$ 13,450 million, whereas loans to businesspeople reached R$ 6,100 million.

21

At December 31, 2010, the loan portfolio not including endorsements and sureties reached R$ 295,053 million, an increase of 20.0% in relation to December 31, 2009. Taking into consideration only the loan and financing operations targeted at the retail market – portfolios of credit card, individual loan, vehicle financing, very small, small and middle-market companies, rural loan and real estate financing – we noted a growth of 14.7% in the portfolio balance, totaling R$ 200,889 million. In the loans to large companies segment, the balance of portfolio was R$ 80,665 million, whereas the loans to very small, small and middle-market companies, it reached R$ 76,062 million, which represented an increase of 31.3% as compared to December 31, 2009.

Our principal source of funding is deposits, which include demand, savings account and interbank deposits. At December 31, 2011, total deposits reached R$ 242,636 million, representing 41.9% of total funds. As of December 31, 2010, total deposits amounted to approximately R$202,688 million, representing 39.8% of total funding and borrowings and onlending, whereas as of December 31, 2009, total deposits amounted to approximately R$190,772 million, representing 48.0% of total funds. At December 31, 2011, 2010 and 2009, our time deposits represented 59.5%, 57.4% and 60.1%, respectively, of total deposits.

The deposit balance at December 31, 2011 increased 19.7% in relation to the same period of the previous year, which was basically due to an increase of 24.1% in funding through time deposits and an increase of 16.0% in savings deposits.

The deposit balance at December 31, 2011 increased 6.3% in relation to the same period of the previous year, which was basically due to an increase of 20.1% in savings deposits.

The deposit balance at December 31, 2009 decreased 7.5% in relation to the same period of the previous year, which was basically a drop of 15.6% in funding through time deposits, which was not counterbalanced by the increase of 22.7% in savings deposits.

Consolidated stockholders’ equity totaled R$ 71,347 million at December 31, 2011 whereas it reached R$ 60,879 million at the end of 2010 and R$ 50,683 million at the end of 2009, representing growths of 17.2% and 20.1% as compared to December 31, 2010 and 2009, respectively. The variation between 2010, 2009 and 2008 is basically due to the result for the period and the payment of interest on capital and dividends.

				(in millions of R$)
	2011	2010	2009	2011 X 2010	2010 X 2009
Income from financial operations before loan losses	47,259	44,647	46,116	5.9%	-3.2%

Result of loan losses	(14,424)	(9,911)	(14,165)	45.5%	-30.0%
Expense for allowance for loan losses	(19,912)	(14,121)	(16,399)	41.0%	-13.9%
Income from recovery of credits written off as loss	5,488	4,209	2,234	30.4%	88.4%

Gross income from financial operations	32,835	34,736	31,950	-5.5%	8.7%

Other operating income/expenses	(14,546)	(14,481)	(14,594)	0.4%	-0.8%
Banking service fees	13,912	12,341	12,400	12.7%	-0.5%
Income from bank charges	5,135	4,760	2,772	7.9%	71.7%
Result from insurance, pension plan and capitalization operations	2,714	2,100	2,432	29.3%	-13.6%
Personnel expenses	(13,357)	(12,452)	(12,092)	7.3%	3.0%
Other administrative expenses	(14,100)	(13,598)	(11,593)	3.7%	17.3%
Tax expenses	(4,092)	(4,168)	(4,238)	-1.8%	-1.6%
Equity in earnings of affiliated/subsidiary companies	39	423	209	-90.7%	102.4%
Other operating income	393	529	808	-25.7%	-34.5%
Other operating expenses	(5,192)	(4,415)	(5,292)	17.6%	-16.6%

Operating income	18,289	20,255	17,357	-9.7%	16.7%

Non-operating income	191	81	430	135.8%	-81.2%

Income (loss) before taxes on income and profit sharing	18,481	20,336	17,787	-9.1%	14.3%

Income tax and social contribution	(2,855)	(5,886)	(6,652)	-51.5%	-11.5%

Profit sharing - statutory	(192)	(261)	(205)	-26.4%	27.3%
Management members - statutory	(192)	(261)		-26.4%	27.3%
			(205)
Minority interest in subsidiaries	(813)	(866)		-6.1%	0.2%
			(864)
Net income	14,621	13,323	10,067	9.7%	32.3%

Item 10.1 - Additional information:

On March 29, 2010, the Medium-Term Note Programme (“Programme”) of Itaú Unibanco Holding S.A., acting through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. On January 24, 2012, the Issuer, by means of its branch in the Cayman Islands, issued subordinated notes in accordance with the Programme in the amount of US$550,000,000.00, with final maturity on December 21, 2021. These subordinated notes described herein were issued and distributed by reopening the fourth issue of subordinated notes and are the second series of the fourth issue of subordinated notes under the Programme. The subordinated notes issued in the first series and those issued in the second series of the fourth issue will share the same CUSIP and ISIN code and will be fungible with each other. For further information, see item 18.5 of this Reference Form.

22

Comments on the main changes in the statements of income for 2011, 2010 and 2009 are shown in item 10.2. (a) of this form.

10.2 – Directors should comment on:

a)	results of operations, in particular::

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Highlights

Net income for the year ended December 31, 2011 was R$14,621 million, with an annualized return on average equity of 22.3% compared to 24.1% for 2010. As of December 31, 2011, consolidated assets totaled R$851,332 million and total stockholders’ equity was R$71,347 million. As of the same date, our solvency ratio, based on the economic-financial consolidated, was 16.4%.

The balance of credit transactions, including sureties and endorsements, was R$397,012 million as of December 31, 2011, a 19.1% increase compared to December 31, 2010. As of December 31, 2011, credit to individuals increased by 17.9%, while credit to companies increased by 17.9% compared to December 31, 2010. With respect to credit to individuals, the highlights were real estate loans, credit cards and personal loans, with increases of 66.7%, 18.0% and 47.0%, respectively, in 2011. With respect to credit to companies, the portfolio of very small, small and middle market companies increased 13.0% from December 31, 2010 to December 31, 2011, while the corporate portfolio increased 21.3% during the same period. The balance of sureties and endorsements was R$51,530 million on December 31, 2011, a 34.3% increase compared to December 31, 2010.

The result of allowance for loan losses increased by 45.5% for the year ended December 31, 2011, when compared to the year ended December 31, 2010. Expenses for allowance for loan losses increased by 41.0% from R$14,121 million for the year ended December 31, 2010 to R$19,912 million for 2011, a decrease of R$5,791 million. This is primarily due to increased default levels, the increase of our credit portfolio and also reflects the model of expected losses adopted in our credit risk management, based on the broad concept of Basel II, which considers potential losses for revolving loans, inclusive. This model replaces a former one, which contained, besides expected loss, the concept of countercyclical provision, which is treated as a capital cushion according to the Basel III precepts. The adoption of this model resulted in a R$1,573 million gross reversal of taxes in the fourth quarter 2010. As of December 31, 2011, the total default ratio, including the balance of loan operations overdue for over 90-days reached 4.9%, compared to 4.1% as of December 31, 2010. Credits under renegotiation, including extended, modified and deferred repayments, increased to 4.2% of our total portfolio as of December 31, 2011, compared to 3.1% as of December 31, 2010.

Our results of operations for the year ended December 31, 2011, when compared to the year ended December 31, 2010, reflected a significant impact from exchange rate variations. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2011, the real depreciated 12.6% against the U.S. dollar, while in 2010 the real appreciated 4.3% against the U.S. dollar.

In 2011, there was a change in the basis for consolidating Financeira Itaú CBD S.A. from full to proportional consolidation and Porto Seguro S.A. from consolidation to recognition under the equity method. See Note 2(b) to our annual consolidated financial statements.

Net Income

The table below shows the major components of our net income for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Income from financial operations	101,366	79,627	27.3%
Expenses of financial operations	(54,107)	(34,979)	54.7%
Income from financial operations before loan losses	47,259	44,648	5.8%
Result of loan losses	(14,424)	(9,911)	45.5%
Gross income from financial operations	32,835	34,736	(5.5)%

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	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Other operating revenues (expenses)	(14,546)	(14,481)	0.4%
Operating income	18,289	20,255	(9.7)%
Non-operating income	191	81	135.8%
Income before taxes on income and profit sharing	18,481	20,336	(9.1)%
Income tax and social contribution expense	(2,855)	(5,886)	(51.5)%
Profit sharing	(192)	(261)	(26.4)%
Minority interest in subsidiaries	(813)	(866)	(6.1)%
Net income	14,621	13,323	9.7%

For the year ended December 31, 2011, our net income was influenced by provisions for contingencies related to civil litigation in connection with economic plans (an after-tax expense of R$ 285 million), Program for Settlement or Installment of Federal Taxes – Law No. 11,941 (an after-tax expense of R$509 million) and an adjustment made to our investment in Banco BPI, which reflects its market value based on its share price on December 31, 2011 (an after-tax expense of R$245 million). See Note 22(k) to our interim consolidated financial statements.

Income from Financial Operations

The table below shows the major components of our income from financial operations for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variação (%)
	(in millions of R$)
Loan, lease and other credit operations	59,103	51,315	15.2%
Securities and derivative financial instruments	26,061	18,714	39.3%
Insurance, pension plan and capitalization	5,930	4,513	31.4%
Foreign exchange operations	914	980	(6.7)%
Compulsory deposits	9,359	4,106	127.9%
Total income from financial operations	101,366	79,627	27.3%

Our income from financial operations increased by 27.3% from R$79,627 million for the year ended December 31, 2010 to R$101,366 million for 2011, an increase of R$21,739 million. This increase is primarily due to increases in income from compulsory deposits, income from securities and derivative financial instruments, income from insurance, pension plans and capitalization products and income from loan, lease and other credit operations. The increase in income from compulsory deposits reflects the impact of new requirements implemented by the Central Bank at the end of 2010, increasing significantly the required volume of such deposits. This increase was partially offset by a decrease in income from foreign exchange operations.

Income from Loan, Lease and Other Credit Operations

Our income from loan, lease and other credit operations increased by 15.2% from R$51,315 million for the year ended December 31, 2010 to R$59,103 million for the same period in 2011, an increase of R$7,788 million. This increase was mainly due to an increase in the volume of loans and lease transactions, in particular loans to companies, vehicle financing, credit card and personal loans, as well as an increase in the volume of loans and leases denominated in, or indexed to, foreign currencies.

The table below shows the performance of loan operations with loans (including sureties and endorsements) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Loans to individuals	147,860	125,368	17.9%
Credit card	38,961	33,030	18.0%
Personal credit	35,069	23,864	47.0%
Vehicles	60,093	60,118	0.0%
Real estate loans (1)	13,450	8,067	66.7%
Rural loans (1)	287	289	(0.7)%

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	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Corporate (1)	228,474	193,663	18.0%
Large companies	139,907	115,348	21.3%
Very small, small and middle market	88,567	78,315	13.0%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	20,678	14,397	43.6%
Total of loan, lease and other credit operations (including sureties and endorsements)	397,012	333,428	19.1%

(1)   Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2011, the total real estate loan portfolio totaled R$19,550 million and the total rural loan portfolio totaled R$5,939 million, compared to R$13,257 million and R$5,425 million, respectively, as of December 31, 2010.

The total balance of our loans, lease and other credit operations, including sureties and endorsements, was R$397,012 million as of December 31, 2011, a 19.1% increase compared to the balance of R$333,428 million as of December 31, 2010. Loans to individuals totaled R$147,860 million as of December 31, 2011, an increase of 17.9% compared to December 31, 2010. The balance of credit card lending increased by 18.0% from December 31, 2010 to December 31, 2011. Credit card lending is an increasingly important tool that we use to acquire new customers, particularly low-income individuals. Personal loans increased by 47.0% from December 31, 2010 to December 31, 2011 primarily as a result of growth in loan volume at Unibanco branches now integrated in the Itaú Unibanco network and the revision of credit lines along with growth in number of clients while vehicle financing remained steady compared to 2010. Real estate loans to individuals increased by 66.7% from December 31, 2010 to December 31, 2011, resulting from the favorable Brazilian economic environment. Loans to companies totaled R$228,474 million as of December 31, 2011, an increase of 18.0% compared to December 31, 2010, driven primarily by a 21.3% increase in loans to large companies totaling R$139,907 million as of December 31, 2011. Loans to very small, small and middle market companies increased 13.0% compared to December 31, 2010, mainly in the subsegment of medium-sized companies. The balance of our loan portfolios in Argentina, Chile, Uruguay and Paraguay totaled R$20,678 million as of December 31, 2011, an increase of 43.6% compared to December 31, 2010, primarily driven by our growth of operations outside of Brazil, and also influenced by the appreciation of the real against these countries’ currencies.

Income from Securities and Derivative Financial Instruments

Our income from securities and derivative financial instruments increased by 39.3%, or R$7,347 million, from R$18,714 million for the year ended December 31, 2010 to R$26,061 million for 2011. This increase in income from securities and derivative financial instruments reflects the higher base annual average rate (SELIC) in Brazil in 2011 (average rate 11.6%) compared to that of 2010 (average rate 9.8%), the increase in the average balance of securities in 2011 and higher gains from derivative financial instruments used to hedge against the impact of exchange rate variation on our investments in subsidiaries outside of Brazil.

Income from Insurance, Pension Plan and Capitalization

Our income from insurance, pension plan and capitalization operations increased by 31.4%, from R$4,513 million for the year ended December 31, 2010 to R$5,930 million for 2011, an increase of R$1,417 million, mainly due to increased revenues from pension plans, related to the larger balance of technical reserves from insurance, pension plan and capitalization, and also due to the increase of average interest rates from period to period.

Income from Foreign Exchange Operations

Our income from foreign exchange operations decreased by 6.7%, or R$66 million, from R$980 million for the year ended December 31, 2010 to R$914 million for 2011. This decrease in income from foreign exchange operations was mainly due to lower arbitrage gains on foreign exchange operations.

Income from Compulsory Deposits

Our income from compulsory deposits increased by 127.9%, or R$5,253 million, from R$4,106 million for the year ended December 31, 2010 to R$9,359 million for 2011. Regulatory requirements related to compulsory deposits changed at the end of 2010, increasing significantly the required volume of deposits and consequently impacting income from compulsory deposits. As of December 31, 2011, we had compulsory deposits of R$98,053 million compared to R$85,776 million as of December 31, 2010, of which R$92,323 million and R$81,034 million, respectively, were interest-earning.

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Expenses of Financial Operations

The following table describes the main components of our expenses on financial operations in 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Money market	(46,250)	(30,082)	53.7%
Technical provisions for pension plan and capitalization	(5,239)	(3,928)	33.4%
Borrowings and onlending	(2,618)	(969)	170.2%
Total expenses of financial operations	(54,107)	(34,979)	54.7%

Our expenses of financial operations increased by 54.7% from R$34,979 million for the year ended December 31, 2010 to R$54,107 million for 2011, an increase of R$19,128 million, mainly due to the increase in expenses from money market transactions and to the increase in borrowings and onlending expenses as discussed below.

Expenses from Money Market Transactions

Our expenses from money market transactions increased by 53.7% from R$30,082 million for the year ended December 31, 2010 to R$46,250 million for 2011, an increase of R$16,168 million. This increase was mainly due to the increase in the annual average SELIC rate from 9.8% in 2010 to 11.6% in 2011 and the increase in the balance of deposits, and also reflects the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies.

Expenses from Technical Provisions for Pension Plan and Capitalization Operations

Our expenses from technical provisions for pension plan and capitalization operations increased by 33.4% from R$3,928 million for the year ended December 31, 2010 to R$5,239 million for 2011, an increase of R$1,311 million, mainly due to the increase in the volume of technical provisions for pension plans that increased 21.8% in 2011 from R$60,551 million to R$73,754 million.

Expenses from Borrowings and Onlending

Our expenses from borrowings and onlending increased by 170.2%, R$1,649 million, from R$969 million for the year ended December 31, 2010 to R$2,618 million for 2011, mainly due to the impact of exchange rate variations on borrowings and onlending denominated in, or indexed to, foreign currencies.

Income from Financial Operations before Loan Losses

Our income from financial operations before loan losses increased by 5.8% from R$44,648 million for the year ended December 31, 2010 to R$47,259 million for 2011, an increase of R$2,611 million, mainly as a result of the factors described above under “Income from Financial Operations” and “Expenses of Financial Operations”.

Result of Loan Losses

Our result of loan losses increased 45.5% from R$9,911 million for the year ended December 31, 2010 to R$14,424 million for the same period in 2011, an increase of R$4,513 million. The following table describes the main components of our result of allowance for loan losses for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Expenses for allowance for loan losses	(19,912)	(14,121)	41.0%
Income from recovery of credits written off as loss	5,488	4,210	30.4%
Result of allowance for loan losses	(14,424)	(9,911)	45.5%

Expenses for Allowance for Loan Losses

Our expenses for allowance for loan losses increased by 41.0% from R$14,121 million for the year ended December 31, 2010 to R$19,912 million for 2011, an increase of R$5,791 million. This growth is primarily due to increased default levels, the increase of our credit portfolio and also, since the fourth quarter of 2010, the additional provision for loan and lease losses that began to reflect the model of expected loss adopted in our credit risk management, based on the broad concept of Basel II, which considers potential losses for revolving loans. This model replaces a former one, which contained, besides expected loss, the concept of countercyclical provision, which is treated as a capital cushion according to the Basel III precepts. Due to the implementation of this model, we anticipated and complemented by R$270 million the minimum level required by CMN Resolution No. 2,682 in 2011.

26

As of December 31, 2011, the balance of the allowance for loan losses totaled R$25,772 million. Of this total, R$20,713 million relates to the minimum level required by CMN Resolution No. 2,682 and R$5,058 million relates to the complementary provision.

As of December 31, 2011, the balance of the allowance for loan losses in relation to our loan portfolio was equivalent to 7.5% flat to that of December 31, 2010.

The increase in renegotiations of loans previously written off as losses observed in 2011, resulted in an increase in the provision for loan and lease losses. For these renegotiations, we fully accrue the debit balance so as not to generate any result until a strong indication of this loan recovery is obtained. Under this practice, our provision expenses increase because the related loan has already been overdue, accrued and recognized as loss in the past. This expense growth is neutralized by the increase in the income from recovery of credits written off as losses, without impact on the net income.

Income from Recovery of Credits Written off as Losses

Our income from recovery of credits written off as losses increased by 30.4% from R$4,210 million for the year ended December 31, 2010 to R$5,488 million for 2011, an increase of R$1,278 million. Our improved collection efforts were the main reason for this increase.

Gross Income from Financial Operations

Our gross income from financial operations decreased by 5.5% from R$34,736 million for the year ended December 31, 2010 to R$32,835 million for 2011, a decrease of R$1,901 million primarily due to increased expenses for allowance for loan losses.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Banking service fees and income from bank charges	19,048	17,101	11.4%
Result from insurance, pension plan and capitalization operations	2,714	2,100	29.2%
Personnel expenses	(13,357)	(12,452)	7.3%
Other administrative expenses	(14,100)	(13,598)	3.7%
Tax expenses	(4,092)	(4,168)	(1.8)%
Equity in earnings of affiliates and other investments	40	423	(90.5)%
Other operating revenues	393	529	(25.7)%
Other operating expenses	(5,192)	(4,415)	17.6%
Total other operating revenues (expenses)	(14,546)	(14,480)	0.4%

Banking Service Fees and Income from Bank Charges

Our banking service fees and income from bank charges increased by 11.4% from R$17,101 million for the year ended December 31, 2010 to R$19,048 million for 2011, an increase of R$1,947 million.

Banking service fees increased by 12.7% from R$12,341 million for the year ended December 31, 2010 to R$13,912 million for 2011, an increase of R$1,571 million. This increase was mainly due to increased revenues from credit card transactions, which increased R$827 million, or 15.7%, from R$5,284 million for the year ended December 31, 2010 to R$6,111 million for the same period in 2011, primarily due to a higher volume of invoice discounts for retailers, the growth in the number of credit card customers, the increased use of credit cards as the method of payment in commercial transactions and an increased offering of consumer credit lines, such as cash advances, offered by us through retailers. Fees from assets under management increased R$122 million, or 4.9%, from R$2,486 million for the year ended December 31, 2010 to R$2,608 million for the same period in 2011, due to an 11.0% increase in the volume of assets under management, which increased from R$363,818 million as of December 31, 2010 to R$403,906 million as of December 31, 2011. Income from sureties and credits granted increased by 20.7% from R$1,460 million for year ended December 31, 2010 to R$1,762 million for the same period in 2011, an increase of R$302 million. This change is related to an increase in our operating activity. We also had an increase of 18.3%, or R$220 million, in other banking service fees primarily due to higher revenues from the investment banking unit, mainly those related to economic and financial advisory activities.

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Income from bank charges increased by 7.9% from R$4,760 million for the year ended December 31, 2010 to R$5,135 million for 2011, an increase of R$375 million, principally due to fees for loan transactions and service packages on a greater volume of transactions.

Result from Insurance, Pension Plan and Capitalization Operations

Our result from insurance, pension plan and capitalization operations increased by 29.2% from R$2,100 million for the year ended December 31, 2010 to R$2,714 million for 2011, an increase of R$614 million. The increase in our result from insurance, pension plan and capitalization operations was mainly due to the increases in premiums and contributions together with increases in the volume of sales of insurance products.

Personnel Expenses

Our personnel expenses increased by 7.3% from R$12,452 million for year ended December 31, 2010 to R$13,357 million for 2011, an increase of R$905 million. This increase in personnel expenses was mainly due to the impact of the labor union agreement reached in October 2011 which increased compensation by 7.5% for employees earning R$5,250 per month or less and by the greater of (i) 4.29% and (ii) a fixed amount of R$393.75 per month for employees earning over R$5,250 per month. The agreement also established an increase of 7.5% in benefits for all employees. Finally, the labor union agreement reached in September 2011 increased compensation by 9.0% for all employees. The agreement also established an increase of 9.0% in benefits for all employees. In addition, we experienced a 3.2% decrease in the number of employees to a total of 104,542 employees as of December 31, 2011 compared to December 31, 2010, primarily because of the reductions in personnel as a result of restructuring initiatives in our Consumer Credit unit which were intended to integrate systems and processes into a single platform in order to capture synergies in these operations and in connection with a strategic review of certain businesses. As part of this review, certain positions in our Consumer Credit area were transferred to our retail partners.

Other Administrative Expenses

Our administrative expenses increased by 3.7% from R$13,598 million for the year ended December 31, 2010 to R$14,100 million for the same period in 2011, an increase of R$502 million. This increase in other administrative expenses was mainly due to our organic growth, in particular in the very small, small and middle market companies segment. We also recorded increased expenses related to higher operating activity, especially those related to data processing and communication, services from third-parties, including marketing, advisory and consulting services, and financial system services. In addition, a portion of our expenses is subject to readjustment according to cumulative consumer inflation in Brazil which reached 6.5% in 2011 according to IBGE/IPCA.

Tax Expenses

Our tax expenses decreased by 1.8% from R$4,168 million for the year ended December 31, 2010 to R$4,092 million for 2011, a decrease of R$76 million. The decrease is mainly due to the results of the hedge in our investments in subsidiaries outside of Brazil by using foreign-currency denominated liabilities or derivative instruments which are deductible for purposes of Brazilian taxes.

Equity in Earnings of Affiliates and Other Investments

Our equity in earnings of affiliates and other investments decreased by 90.5% from R$423 million for the year ended December 31, 2010 to R$40 million for 2011, a decrease of R$383 million, due to an adjustment to our investment in Banco BPI in order to reflect its market value based on its share price on December 30, 2011.

Other Operating Revenues

Our other operating revenues decreased by 25.7% from R$529 million for the year ended December 31, 2010 to R$393 million for 2011, a decrease of R$136 million.

Other Operating Expenses

Our other operating expenses increased by 17.6% from R$4,415 million for the year ended December 31, 2010 to R$5,192 million for 2011, an increase of R$777 million, mainly due to an increase in provision for civil lawsuits.

Operating Income

Our operating income decreased by 9.7% from R$20,255 million for year ended December 31, 2010 to R$18,289 million for 2011, a decrease of R$1,966 million.

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Non-Operating Income

Our non-operating income increased from R$81 million for the year ended December 31, 2010 to R$191 million for 2011, an increase of R$110 million.

Income before Taxes on Income and Profit Sharing

Our income before taxes on income and profit sharing decreased by 9.1% for the year ended December 31, 2010 from R$20,336 million to R$18,481 million for 2011, a decrease of R$1,855 million.

Income Tax and Social Contribution (Expense) Benefit

The table below shows the major components of our income tax and social contribution expense for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Income before income tax and social contribution	18,481	20,336	(9.1)%
Charges (income tax and social contribution) at the rates in effect	(7,392)	(8,134)	(9.1)%
Increase (decrease) to income tax and social contribution charges arising from:
(Additions) exclusions	4,537	2,248	101.8%
Foreign exchange variation on investments	1,097	(372)	(394.9)%
Interest on capital	1,662	1,496	11.1%
Dividends, interest on external debt bonds and tax incentives	281	298	(5.7)%
Prior periods increase (reversal)	885	626	41.4%
Other	612	201	205.0%
Total income tax and social contribution expense	(2,855)	(5,886)	(51.5)%

Income tax and social contribution decreased 51.5% to an expense of R$2,855 million for the year ended December 31, 2011 compared to an expense of R$5,886 million for 2010. The main factor that contributed to this increase was the results of the hedge in our investments in subsidiaries outside of Brazil by using foreign-currency denominated liabilities or derivative instruments which are deductible for purposes of Brazilian taxes.

Our total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and, conversely, certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our income statement. Those items are known as “permanent differences”. For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain or are not deductible, if they represent a loss; the subsidiaries abroad constitute a permanent difference. From an economic perspective, we hedge our investments in subsidiaries outside of Brazil by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign-currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes. During the year ended December 31, 2011, depreciation of the real against the foreign currencies in which our subsidiaries operate generated losses that were not deductible for tax purposes. The depreciation of the real generated taxable gains on derivatives instruments used as economic hedges and taxable exchange rate gains on liabilities used as economic hedges.

Profit Sharing

The profit sharing of members of our management decreased by 26.4% from R$261 million for the year ended December 31, 2010 to R$192 million for 2011, a decrease of R$69 million.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries decreased from an expense of R$866 million for the year ended December 31, 2010 to an expense of R$813 million for 2011, a decrease of R$53 million, principally as a result of decreased earnings from our minority interest in Redecard S.A. For additional information, see Note 16(e) to our interim consolidated financial statements.

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Presentation of Financial Information related to the Year Ended December 31, 2010

As discussed in “Presentation of Financial Information” and Note 22 (I) to our consolidated annual financial statements related to the year ended December 31, 2011, we adjusted some items related to the year ended December 31, 2010, for comparative purposes. These adjustments are reflected in the financial statements related to the year ended December 31, 2010 in this Prospectus and in the financial statements presented in Attachment B, related to the year ended December 31, 2011. However, the financial statements presented in this section, related to the year ended December 31, 2009, do not reflect these adjustments.

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The comparisons between the results of operations for the year ended December 31, 2010 and for the year ended December 31, 2009 shall be read together with Note 22 (I) to our consolidated annual financial statements for the year ended December 31, 2011.

Highlights

For the year ended December 31, 2010, our consolidated net income was R$13,323 million. As of December 31, 2010, our total stockholders’ equity was R$60,879 million. Our annualized return on average equity was 24.1% in 2010. As of the same date, our solvency ratio, based on the economic-financial consolidated, was 15.4%, a 130 basis points decrease in comparison to December 31, 2009, mainly due to (i) changes in capital requirements rules, which excluded additional provisions for loan and lease losses from the Tier 1 capital calculation, and (ii) credit expansion. For more detail about the calculation of our regulatory capital, see Note 3 to our consolidated financial statements as of and for the year ended December 31, 2010.

During 2010 our main challenge was the completion of the integration of Unibanco branches and customer site branches throughout Brazil. With the completion of the integration, we were able to improve our processes and, accordingly, expand the volume of services and increase our customer base, while maintaining service quality.

We highlight the improvement of asset quality as the principal change in our financial condition for the year ended December 31, 2010. Our operations were positively affected by a decrease in non-performing loans, mainly due to an improvement in the quality of our portfolio with individuals and companies, and an improvement in our recovery of loans previously written off as losses. Reduced delinquency levels are associated with the improving Brazilian economy, as well as the more conservative credit policies adopted by us since 2009.

As of December 31, 2010, the balance of credit transactions, including endorsements and sureties, was R$333,427 million, a 20.5% increase compared to December 31, 2009. Credit to individuals increased by 18.3%, while credit to companies increased by 21.8% compared to December 31, 2009. During 2010, we maintained our strategy of increasing the volume of credit card lending, vehicle financing, real estate loans and loans to very small, small and middle market companies, with loans to companies increasing at a higher rate than other segments.

Our results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2010, reflected a significant impact from exchange rate variation. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2010 the real appreciated 4.3% against the U.S. dollar, while in the year ended December 31, 2009 the real appreciated 25.5% against the U.S. dollar. The decrease in income from financial operations before loan losses, mainly due to lower gains from derivative financial instruments used to hedge our investments in subsidiaries abroad, resulted in a decrease in expenses related to income tax and social contribution.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro entered into an alliance to combine their respective homeowner and automobile insurance operations. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated in the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro. Thus, the financial statements as of and for the year ended December 31, 2010 present the effects from this association and consolidate our proportional interest in the results of operations of Porto Seguro in our consolidated statement of income and the financial position in our consolidated balance sheet. This association did not have a significant impact on our net income.

Net Income

The table below shows the major components of our net income for years ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Income from financial operations	79,627	76,697	3.8%
Expenses of financial operations	(34,979)	(30,581)	14.4%
Income from financial operations before loan losses	44,648	46,116	(3.2)%
Result of loan losses	(9,911)	(14,165)	(30.0)%
Gross income from financial operations	34,737	31,950	8.7%
Other operating revenues (expenses)	(14,481)	(14,594)	(0.8)%
Operating income	20,256	17,357	16.7%
Non-operating income	81	430	(81.2)%
Income before taxes on income and profit sharing	20,336	17,787	14.3%
Income tax and social contribution expense	(5,886)	(6,652)	(11.5)%
Profit sharing	(261)	(205)	27.3%
Minority interest in subsidiaries	(866)	(864)	0.2%
Net income	13,323	10,067	32.3%

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In 2010, our net income was influenced by the following non-recurring transactions which are presented on an after tax basis: (i) the partial reversal of additional provisions for loan losses (income of R$1,038 million); (ii) the program for settlement or installment payment of federal taxes — Law No. 11,941 (income of R$145 million); (iii) provisions for contingencies related to civil litigation in connection with economic plans (expense of R$467 million); (iv) provision for fiscal contingencies related to tax and social security (expense of R$380 million); and (v) the recognition of expenses in connection with post-employment benefits (expense of R$35 million).

Income from Financial Operations

The table below shows the major components of our income from financial operations for the years ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Loan, lease and other credit operations	51,315	47,477	8.1%
Securities and derivative financial instruments	18,714	23,994	(22.0)%
Insurance, pension plan and capitalization	4,513	4,576	(1.4)%
Foreign exchange operations	979	9	N/A
Compulsory deposits	4,106	641	540.6%
Total income from financial operations	79,627	76,697	3.8%

Our income from financial operations increased by 3.8% from R$76,697 million for 2009 to R$79,627 million for 2010, an increase of R$2,930 million. This increase is primarily due to increases in income from loan, lease and other credit operations, income from compulsory deposits, income from foreign exchange operations and to a lesser extent the results of insurance, pension plans and capitalization products, and were partially offset by the decrease in the result of securities and derivative financial instruments. The increase in income from compulsory deposits reflects the impact of new requirements implemented by the Central Bank during 2010, increasing significantly the required volume of deposits. See “The Brazilian Financial System and Banking Regulation — Regulation by the Central Bank”. The decrease in income from securities and derivative financial instruments also reflects income associated with our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments in subsidiaries abroad.

Income from Loan, Lease and Other Credit Operations

Our income from loan, lease and other credit operations increased by 8.1% from R$47,477 million for 2009 to R$51,315 million for 2010, an increase of R$3,838 million. This increase was mainly due to an increase in the volume of loans and lease transactions, in particular in credit card, vehicle financing, real estate loans and loans to companies, as well as gains on loans and leases denominated in or indexed to foreign currencies.

The table below shows the performance of credit transactions with loans (including sureties and endorsements) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Loans to individuals	125,368	107,812	16.3%
Credit card	33,030	29,313	12.7%
Personal credit	23,864	20,627	15.7%
Vehicles	60,118	52,276	15.0%
Real estate loans(1)	8,067	5,249	53.7%
Rural loans(1)	289	348	(17.0)%
Loans to companies(1)	193,663	158,862	21.9%
Corporate	115,348	95,832	20.4%
Very small, small and middle market	78,315	63,030	24.3%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	14,396	11,708	23.0%
Total of loan, lease and other credit operations (including sureties and endorsements)	333,427	278,382	19.8%

(1)	Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2010, the total real estate loan portfolio totaled R$13,257 million and total rural loan portfolio totaled R$5,425 million, compared to R$8,510 million and R$5,143 million, respectively, as of December 31, 2009.

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The total balance of our loans, lease and other credit operations, including sureties and endorsements, was R$333,427 million as of December 31, 2010, a 19.8% increase compared to the balance of R$278,382 million as of December 31, 2009. Loans to individuals totaled R$125,368 million as of December 31, 2010, an increase of 16.3% compared to December 31, 2009. The balance of credit card lending increased by 12.7% from December 31, 2009 to December 31, 2010. Credit card lending is an increasingly important tool that we use to acquire new customers, in particular low-income individuals. Personal loans increased by 15.7% from December 31, 2009 to December 31, 2010 and vehicle financing increased by 15.0% from December 31, 2009 to December 31, 2010, in both cases primarily as a result of overall growth in these markets in Brazil. Real estate loans to individuals increased by 53.7% from December 31, 2009 to December 31, 2010, resulting from the favorable Brazilian economic environment. Loans to companies totaled R$193,663 million as of December 31, 2010, an increase of 21.9% compared to December 31, 2009, driven primarily by a 24.3% increase in loans to very small, small and middle market companies as part of our increased strategic focus on these clients. Loans to large companies totaled R$115,348 million as of December 31, 2010, an increase of 20.4% compared to December 31, 2009, in particular in BNDES onlending. The balance of our loan portfolios in Argentina, Chile, Uruguay and Paraguay totaled R$14,396 million as of December 31, 2010, an increase of 23.0% compared to December 31, 2009, primarily driven by the growth of operations abroad and the appreciation of the real against several of these currencies.

Income from Securities and Derivative Financial Instruments

Our income from securities and derivative financial instruments decreased by 22.0%, or R$5,280 million, from R$23,994 million for 2009 to R$18,714 million for 2010. This decrease in income from securities and derivative financial instruments reflects lower gains from derivative financial instruments used to hedge the impact of exchange rate variation on our investments in subsidiaries abroad. In 2009, we also took advantage of market opportunities arising out of volatility and movements in interest rates, which contributed to an increase in income for the period. Conversely, during 2010, we did not identify the same market conditions.

Income from Insurance, Pension Plan and Capitalization

Our income from insurance, pension plan and capitalization decreased by 1.4%, from R$4,576 million for 2009 to R$4,513 million for 2010, a decrease of R$63 million, mainly due to the variation of average interest rates from period to period.

Income from Foreign Exchange Operations

Our income from foreign exchange operations increased R$970 million, from R$9 million for 2009 to R$979 million for 2010, due to gains related to trades in foreign currencies.

Income from Compulsory Deposits

Our income from compulsory deposits increased R$3,465 million, from R$641 million for 2009 to R$4,106 million for 2010. Regulatory requirements related to compulsory deposits changed during 2010, increasing significantly the required volume of deposits and consequently impacting income from compulsory deposits. As of December 31, 2010, we had compulsory deposits of R$85,776 million compared to R$13,869 million as of December 31, 2009, of which R$81,034 million and R$9,827 million, respectively, were interest-earning. See “The Brazilian Financial System and Banking Regulation — Reserve Requirements”.

Expenses of Financial Operations

The following table describes the main components of our expenses on financial operations in 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Money market	30,082	26,297	14.4%
Technical provisions for pension plan and capitalization	3,928	3,992	(1.6)%
Borrowings and onlending	969	292	231.8%
Total expenses of financial operations	34,979	30,581	14.4%

Our expenses of financial operations increased by 14.4% from R$30,581 million for 2009 to R$34,979 million for 2010, an increase of R$4,398 million, mainly due to the increase in money market expenses as discussed below.

Expenses from Money Market Transactions

Our expenses from money market transactions increased by 14.4% from R$26,297 million for 2009 to R$30,082 million for 2010, an increase of R$3,785 million. This increase was mainly due to the increase of R$67,706 million, or 51.3%, in deposits received under repurchase agreements, the increase in the SELIC rate from 8.75% to 10.75% and also reflects the impact of exchange rate variation on liabilities denominated in or indexed to foreign currencies.

Expenses from Technical Provisions for Pension Plan and Capitalization

Our expenses from technical provisions for pension plan and capitalization operations decreased by 1.6% from R$3,992 million for 2009 to R$3,928 million for 2010, a decrease of R$64 million, mainly due to the change in the basis for consolidating Porto Seguro S.A. from consolidation to recognition in 2010.

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Expenses from Borrowings and Onlending

Our expenses from borrowings and onlending increased from R$292 million for 2009 to R$969 million for 2010, an increase of R$677 million, mainly due to the increase of R$12,720 million in our borrowings and onlending, as well as the impact of exchange rate variations on borrowings and onlending denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

Our income from financial operations before loan losses decreased by 3.2 from R$46,116 million for 2009 to R$44,648 million for 2010, a decrease of R$1,468 million, mainly as a result of the factors described above under “Income from Financial Operations” and “Expenses of Financial Operations”.

Result of Loan Losses

Our result of loan losses decreased by 30.0% from R$14,165 million for 2009 to R$9,911 million for 2010, a decrease of R$4,254 million. The following table describes the main components of our result of loan losses in 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Expenses for allowance for loan losses	(14,121)	(16,399)	(13.9)%
Income from recovery of credits written off as loss	4,210	2,234	88.5%
Expenses for allowance for loan losses	(9,911)	(14,165)	(30.0)%

Expenses for allowance for loan losses

Our expenses for allowance for loan losses decreased by 13.9% from R$16,399 million for 2009 to R$14,121 million for 2010, a decrease of R$2,278 million. During 2010, the asset quality of our loan portfolio improved significantly in comparison to the previous year. In 2009, the adverse effects of the international economic and financial crisis spread among industries and resulted in increased risk related to certain credit portfolios. Levels of non-performing loans increased at that time for individuals and companies generally, reflecting these adverse market conditions. However, in 2009 the Brazilian government adopted tax incentive packages to foster consumption and improvement in overall economic activity levels, which contributed to rapid improvement in credit quality. The Brazilian government maintained these incentives until the end of the first quarter of 2010.

As of December 31, 2009, after a reversal of R$1,687 million, the allowance for doubtful loans in excess of the minimum required by the Central Bank totaled R$6,104 million. This reversal was a result of the levels of provisions indicated by our credit models given the performance of our loan portfolio, which had been impacted by the international economic crisis.

In the last quarter of 2010, the additional provision for loan and lease losses began to reflect the model of expected loss adopted in our credit risk management, based on Basel II, which considers the potential loss for revolving lines of credit. This model replaces the former one, which also contained, as part of the “additional allowance,” the concept of countercyclical provision, which is treated as a capital cushion according to Basel III. The adoption of this model resulted in a R$1,573 million provision reversal in the fourth quarter of 2010, and resulted in an allowance in excess of the minimum required by the Central Bank of R$4,531 million.

As of December 31, 2010, the balance of the allowance for loan losses in relation to our loan portfolio was equivalent to 7.5% compared to 9.8% as of December 31, 2009.

Income from Recovery of Credits Written Off as Loss

Our income from recovery of credits written off as loss increased by 88.5% from R$2,234 million for 2009 to R$4,210 million for 2010, an increase of R$1,976 million. A better economic environment and our improved collection efforts in 2010 were the main causes for this increase.

Gross Income from Financial Operations

Our gross income from financial operations increased by 8.7% from R$31,950 million for 2009 to R$34,737 million for 2010, an increase of R$2,787 million.

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Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) for the periods ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Banking service fees and income from banking charges	17,101	15,172	12.7%
Result from insurance, pension plan and capitalization operations	2,100	2,432	(13.7)%
Personnel expenses	(12,452)	(12,092)	3.0%
Other administrative expenses	(13,598)	(11,593)	17.3%
Tax expenses	(4,168)	(4,238)	(1.7)%
Equity in earnings of affiliates and other investments	423	209	102.4%
Other operating revenues	529	808	(34.5)%
Other operating expenses	(4,415)	(5,292)	(16.6)%
Total other operating revenues (expenses)	(14,481)	(14,594)	(0.8)%

Banking Service Fees and Income from Banking Charges

Our banking service fees and income from banking charges increased by 12.7% from R$15,172 million for 2009 to R$17,101 million for 2010, an increase of R$1,929 million.

Banking service fees decreased by 0.5% from R$12,400 million for 2009 to R$12,341 million for 2010, an increase of R$59 million. This decrease was mainly due to the adjustments discussed above related to the year ended December 31, 2010. Excluding these adjustments, there was an increase of R$843 million, primarily due to an increase in credit card transactions mainly arising from the increased use of credit lines, such as receivables in advance, offered by us through retailers. Fees from assets under management increased by 10.5% from R$2,249 million for 2009 to R$2,486 million for 2010, an increase of R$237 million, due to the 9.0% increase in the volume of assets under management, which increased from R$333,869 million as of December 31, 2009 to R$363,818 million as of December 31, 2010. Sureties and credits granted increased by 10.4% from R$1,323 million for 2009 to R$1,460 million for 2010, an increase of R$137 million. This change is related to an increase in our operating activity and an improved economic environment for granting credit. We also had a decrease of 13.8%, or R$192 million, in other banking service fees, mainly due to the adjustments discussed in “Presentation of Financial Information related to the year ended December 31, 2010”.  Excluding these adjustments, there was an increase of R$334 million mainly related to the resumption of our investment bank and economic and financial advisory activities after a period of lower activity following the international financial crisis that negatively impacted our performance in 2009.

Income from banking charges increased by 71.7% from R$2,772 million for 2009 to R$4,760 million for 2010, an increase of R$1,988 million (or an increase of R$438 million before the effects of the adjustments previously discussed in this item related to the year ended December 31, 2010). The increase was principally due to fees for loan transactions and service packages on a greater volume of transactions.

Result from Insurance, Pension Plan and Capitalization Operations

Our result from insurance, pension plan and capitalization operations decreased by 13.7% from R$2,432 million for 2009 to R$2,100 million for 2010, a decrease of R$332 million (or an increase of R$226 million before the effects of the adjustments previously discussed in this item related to the year ended December 31, 2010). The decrease in result from insurance, pension plan and capitalization operations was affected by the change in the basis for consolidating Porto Seguro S.A. from consolidation to recognition under the equity method in 2010.

Personnel Expenses

Our personnel expenses increased by 3.0% from R$12,092 million for 2009 to R$12,452 million for 2010, an increase of R$360 million. This increase in personnel expenses was mainly due to the impact of the labor union agreement reached in September 2009, which provided for a 6.0% increase in compensation and benefits for our employees. In addition, we experienced a 6.3% increase in the number of employees to a total of 108,040 employees as of December 31, 2010 as a result of our organic growth, in particular in the very small, small and middle market companies and consumer credit segments. Finally, the labor union agreement reached in September 2010 increased compensation by 7.5% for employees earning R$5,250 per month or less and by the greater of (i) 4.29% and (ii) a fixed amount of R$393.75 per month for employees earning over R$5,250 per month. The agreement also established an increase of 7.5% in benefits for all employees.

Other Administrative Expenses

Our other administrative expenses increased by 17.3% from R$11,593 million for 2009 to R$13,598 million for 2010, an increase of R$2,005 million. This increase in other administrative expenses was mainly due to expenses related to the migration of Unibanco branches to the “Itaú” platform and our organic growth, in particular in the very small, small and middle market companies segment. We also recorded increased expenses related to higher operating activity, especially those related to data processing, communication and maintenance, as well as marketing and advertising expenses related to the soccer World Cup and new institutional marketing campaigns.

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Tax Expenses

Our tax expenses increased by 1.7% from R$4,238 million for 2009 to R$4,168 million for 2010, an increase of R$70 million. This increase in tax expenses was mainly due to increased operating activity.

Equity in Earnings of Affiliates and Other Investments

Our equity in earnings of affiliates and other investments increased by 102.4% from R$209 million for 2009 to R$423 million for 2010, an increase of R$214 million (or an increase of R$15 million before the effects of the adjustments previously discussed in this item related to the year ended December 31, 2010), due to an increase in dividends received from other investments.

Other Operating Revenues

Our other operating revenues decreased by 34.5% from R$808 million for 2009 to R$529 million for 2010, a decrease of R$279 million, mainly related to the impact of the reversal of provisions for contingent assets and liabilities and legal liabilities (tax and social security) in 2009 in the amount of R$354 million.

Other Operating Expenses

Our other operating expenses decreased by 16.6% from R$5,292 million for 2009 to R$4,415 million for 2010, a decrease of R$877 million. In 2009, certain events took place, such as the acquisition of our controlling interest in Redecard S.A. (“Redecard”), which led to goodwill amortization expenses of R$557 million, and an expense of R$550 million related to contract renegotiations with Companhia Brasileira de Distribuição (“CBD”) regarding Financeira Itaú CBD S.A., Crédito, Financiamento e Investimento (“FIC”) joint venture in order to release Itaú Unibanco Holding from its exclusivity obligations.

Operating Income

Our operating income increased by 16.7% from R$17,357 million for 2009 to R$20,255 million for 2010, an increase of R$2,898 million.

Non-Operating Income

Our non-operating income decreased from R$430 million for 2009 to income of R$81 million for 2010, a decrease of R$349 million. During 2009, certain non-recurring events took place, such as the disposal of all of our shares in Companhia Brasileira de Meios de Pagamento — Visanet (“Visanet”) and Visa Inc. (“Visa”), which led to income of R$345 million.

Income Before Taxes on Income and Profit Sharing

Our income before taxes on income and profit sharing increased by 14.3% from R$17,787 million for 2009 to R$20,336 million for 2010, an increase of R$2,549 million.

Income Tax and Social Contribution Expense

The table below shows the major components of our income tax and social contribution expense for 2010 compared to 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Income before income tax and social contribution	20,336	17,787	14.3%
Charges (income tax and social contribution) at the rates in effect	(8,134)	(7,115)	14.3%
Increase/decrease to income tax and social contribution charges arising from:
(Additions) exclusions	2,249	463	385.5%
Foreign exchange variation on investments abroad	(372)	(2,034)	(81.7)%
Interest on capital	1,496	1,478	1,2%
Dividends, interest on external debt bonds and tax incentives	298	465	(35.9)%
Prior periods increase (reversal)	626	650	(3.7)%
Other	201	(96)	(309.4)%
Total income tax and social contribution expense	(5,886)	(6,652)	(11.5)%

Income tax and social contribution expense decreased 11.5% to an expense of R$5,886 million for 2010 from an expense of R$6,652 million for 2009. The main factors that contributed to this decrease were: (i) the effect of exchange rates on our investments in subsidiaries abroad, resulting in an expense of R$372 million in 2010, in comparison to an expense of R$2,034 million in 2009; and (ii) dividends, interest on external debt bonds and tax incentives of R$298 million in 2010, a decrease of 35.9%, or R$167 million, compared to 2009.

Our total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and, conversely, certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our income statement. Those items are known as “permanent differences”. For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable, if a gain, or not deductible, if a loss, and are a permanent difference. From an economic perspective, we hedge our investments in subsidiaries abroad by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign-currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes. In 2010, we experienced appreciation of the real against the foreign currencies in which our subsidiaries operate, generating losses that were not deductible for tax purposes. The appreciation of the real generated taxable gains on derivatives instruments used as economic hedge and taxable exchange rate gains on liabilities used as economic hedges.

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Profit Sharing

The profit sharing of members of our management increased by 27.3% from R$205 million for 2009 to R$261 million for 2010, an increase of R$57 million. This increase was mainly a consequence of improved results of operations in 2010 compared to 2009.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries increased from an expense of R$864 million for 2009 to an expense of R$866 million for 2010, an increase of R$2 million. This increase was principally due to the improved results of our subsidiaries in 2010. For additional information, see Note 16(e) to our consolidated financial statements as of and for the year ended December 31, 2010.

b)	changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services
c)	impact of inflation, changes in the prices of main inputs and products, foreign exchange rate and interest rates on operating and financial income and expenses

There was no significant variation in income attributable to changes in the prices of our main inputs and products, exchange rates and inflation in the reporting periods (2011, 2010 and 2009)

Market risk is the possibility of incurring losses arising from fluctuations in the market value of the positions held by a financial institution, as well as from its financial margins, including the risks of transactions subject to variation in the foreign exchange rates, interest rates, and share and commodity prices.

The structural gap, composed of commercial transactions and respective financial instruments, has been historically steady and with minor fluctuations because it mainly comprises the assets and liabilities of retail and derivative transactions used as hedge against the market risk arising from these operations

The VaR of the consolidated maintained its lower levels in 2011 as compared to the previous year, which may be observed in the Average Global VaR. A conservative management and an effective and significant portfolio diversification maintained the indicators at low levels despite the uncertainties in the international market in the period and their impact on the domestic markets. This enables the business areas to keep the total exposure to market risk reduced in relation to its capital.

Additionally, we adopt a foreign exchange risk management strategy for the capital invested abroad for the purpose of not allowing impacts on income arising from exchange variation. In order to meet such objective, the foreign exchange risk is outweighed by the use of derivative financial instruments.

Our hedging strategy also takes into consideration all tax effects exerted: on those related to the non-taxation or deductibility of the foreign exchange variation in the respective moments of appreciation or devaluation, respectively, of the real in relation to foreign currencies, or on those arising from the derivative financial instruments used.

In periods when the parity variation between the real and foreign currencies is considerable, there is a significant impact on several financial income and expenses.

The financial margin with the market (arising from the trading of financial assets through proprietary positions, the gap management of currencies, interest rates and other risk factors, the opportunities for arbitrage in the foreign and domestic market, and the marking to market of financial assets) totaled R$ 3,785 million in 2011, R$ 4,029 million in 2010 and R$ 5,621 million in 2009. The decrease of 6.1% in the financial margin with the market in 2011 in relation to 2010 was caused by the lower result in proprietary positions.

In 2010, we noted a decrease of 28.3% in the financial market with the market in relation to 2009 caused by the lower result in foreign exchange and variable income positions.

In 2009, we noted an addition of R$ 4,034 million in relation to the previous year, basically due to the fine performance of treasury, in view of the market opportunities which were taken up in an environment of higher volatility.

In compliance with CVM Regulatory Instruction No. 475, of December 17, 2008, Itaú Unibanco Holding carried out a sensitivity analysis for market risk factors considered significant to which the conglomerate was exposed. Each market risk factor was analyzed for sensitivity using shocks at 25% and 50%, both for growth and for drops. The highest resulting losses per risk factor in each of the scenarios were presented with an impact on income, net of tax effects, providing a view of the Itaú Unibanco exposure in derivatives in exceptional scenarios.

According to the criteria for classification of transactions set forth in CVM Resolution No. 3,464, of June 26, 2007, and BACEN Circular No. 3,354/07, of June 27, 2007, and the New Capital Accord - Basel II, the financial instruments, including all transactions with derivatives, are separated in trading and banking portfolios. Market risk is measured taking into consideration this portfolio separation.

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The sensitivity analyses, shown below, are a steady assessment of the portfolio exposure and, therefore, do not consider the dynamic response capacity of the management (treasury and control areas) that puts mitigating measures into effect whenever a situation of loss or high risk is identified, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including those involving derivatives, held with the intention of being traded or to provide hedging to the other financial instruments of this strategy.

(in millions of R$)
Trading and Banking Portfolio	Exposures	12/31/2011 (*)			12/31/2010(*)
		Scenarios			Scenarios
Risk Factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in real	(1)	(28)	(55)	(1)	(20)	(40)
Foreign exchange coupons	Rates of foreign exchange coupons	0	(6)	(13)	0	(2)	(4)
Foreign currencies	Exchange variation	(7)	(187)	(374)	(1)	(28)	(55)
Price indices	Rates of price indices coupons	0	(4)	(8)	(0)	(3)	(6)
Reference rate	Rate of TR coupons	0	(9)	(19)	(0)	(0)	(0)
Variable rate	Share price	1	(13)	(26)	4	(101)	(201)
	Total without correlation	(8)	(248)	(495)	2,419	(162)	(325)
	Total with correlation	(6)	(179)	(357)	1,603	(108)	(215)

(*) Amounts net of tax effects.

The banking portfolio comprises transactions that are not classified in the trading portfolio. It consists of transactions with medium and long holding period investments and their related hedges, and those intended to actively manage the financial risks which may or may not be carried out with derivative financial instruments.

(in millions of R$)
Trading and Banking Portfolio	Exposures	12/31/2011 (*)			12/31/2009(*)
		Scenarios			Scenarios
Risk Factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in real	(4)	(108)	(216)	(4)	(91)	(181)
Foreign exchange coupons	Rates of foreign exchange coupons	(1)	(26)	(52)	(2)	(45)	(90)
Foreign currencies	Exchange variation	(2)	(49)	(98)	2	(53)	(105)
Price indices	Rates of price indices coupons	(1)	(25)	(50)	(1)	(14)	(29)
Reference rate	Rate of TR coupons	(3)	(82)	(160)	(0)	(0)	(0)
Variable rate	Share price	1	(35)	(69)	4	(110)	(219)
	Total without correlation	(10)	(326)	(646)	(848)	(344)	(684)
	Total with correlation	(7)	(235)	(466)	(562)	(228)	(453)

(*) Amounts net of tax effects.

For the measurement of these sensitivities, the following scenarios are used:

Scenario I: Addition of one base point to the fixed-rate curve, currency coupon, inflation, and interest rate indices, and one percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Anbima, etc).

Scenario II: Shocks at 25 base points to the fixed-rate curve, currency coupon, inflation, and interest rate indices, and 25 base points to the currency and share prices, both for growth and for drops, taking into consideration the highest resulting losses per risk factor.

Scenario III: Shocks at 50 base points to the fixed-rate curve, currency coupon, inflation, and interest rate indices, and 50 base points to the currency and share prices, both for growth and for drops, taking into consideration the highest resulting losses per risk factor.

The balance sheet per currency shows the asset and liability balances indexed to the local currency and those indexed to foreign currencies. At December 31, 2011, the net foreign exchange position, including investments abroad, is a liability totaling US$ 8,313 million. We point out that the policy of gap management that we adopt is carried out taking into consideration the tax effects on this position. As the result from foreign exchange variation in investment abroad is not taxed, we set up a hedge (liability position in foreign exchange derivatives) at a higher volume than the hedged asset, so that the total result from foreign exchange variation, net of tax effects, is practically cancelled and consistent with the strategy of low risk exposure that we adopted.

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(R$ million)
	12/31/2011
		Business in Brazil
			Local	Foreign	Foreign
	Consolidated	Total	currency	currency	business
Cash and cash equivalents	10,633	6,141	5,668	472	4,595
Interbank investments	116,082	98,442	97,522	920	17,685

Securities	187,880	170,876	170,613	263	48,914
Loan and lease operations	319,711	270,632	260,352	10,280	61,078
Operations with credit granting characteristics	345,483	295,717	285,437	10,280	61,764
(Allowance for loan losses)	(25,772)	(25,085)	(25,085)	-	(686)
Other assets	205,116	192,282	178,796	13,486	28,920
Foreign exchange portfolio	26,450	18,137	5,817	12,320	24,097
Other	178,666	174,144	172,978	1,166	4,822

Permanent assets	11,909	37,635	10,957	26,678	952

Total assets	851,331	776,008	723,909	52,099	162,143

Derivatives - long position				52,858

Total assets				104,957

	12/31/2011
		Business in Brazil
			Local	Foreign	Foreign
	Consolidated	Total	currency	currency	business
Deposits	242,636	186,072	185,889	183	58,883

Deposits received under securities repurchase agreements	188,819	181,414	181,414	0	7,405
Funds from acceptance and issuance of securities	51,557	64,502	34,601	29,901	16,509
Borrowings and onlending	56,602	51,895	38,152	13,742	16,697
Interbank and interbranch accounts	4,048	3,919	2,006	1,913	129
Derivative financial instruments	6,807	4,827	4,827	0	2,422
Other liabilities	152,785	136,144	125,782	10,362	33,321
Foreign exchange portfolio	26,182	17,880	7,910	9,970	24,086
Other	126,603	118,263	117,872	392	9,234

Technical provisions for insurance, pension plan and capitalization
Deferred income	73,754	73,739	72,626	1,112	16
Minority interest in subsidiaries	836	752	517	235	84
Stockholders’ equity of parent company	2,139	1,398	1,398	-	-
Capital and reserves	71,347	71,347	71,347	-	26,678
Income for the period	56,727	56,727	56,727	-	24,489
	14,621	14,621	14,621	-	2,188
Total liabilities	851,331	776,008	718,559	57,448	162,143

Derivatives - short position				62,924

Total liabilities and stockholders' equity after adjustments (b)				120,373
Net foreign exchange position - Itaú Unibanco (c = a - b)				(15,416)
Net foreign exchange position - Itaú Unibanco ( c) in US$				(8,313)

10.3. Directors should comment on the material effects that may have been caused or that are expected to be caused on the Issuer’s financial statements and their results in relation to:

a) introduction or disposal of operating segments

The operating segments of Itaú Unibanco are as follows:

•              Commercial Banking, the income of which is obtained from the offering of financial products and provision of banking services to the retail client base (individuals and very small companies), high net worth individuals with significant assets (private banking) and to small and middle-market companies.

•              Itaú BBA, which is responsible for banking operations with large companies and investment banking activities.

•              Consumer Credit, the income of which is from the financial products and services offered to non-current account holder clients.

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•              Activity with the market + Corporate, which represent the financial margin with the market, costs associated with treasury operations, income associated with excess capital, excess subordinated debt, carry-forward of the net balance of deferred tax assets and tax debts, reversal of additional allowance for loan losses, equity in earnings of companies not included in any of the segments and the adjustment related to minority interests in subsidiaries.

Itaú Unibanco did not introduce or dispose any operating segment in 2011, 2010 or 2009.

b) incorporation, acquisition or disposal of ownership interest 1

2012

Public Tender Offer of Redecard

On February 7, 2012, Itaú Unibanco Holding announced its intention to acquire, directly or through its subsidiaries, the shares of the non-controlling stockholders of Redecard S.A (“REDECARD”), by means of a public tender offer, aiming at (i) the cancellation of REDECARD’s authorization as a publicly held company registered with the CVM and (ii) the withdrawal of REDECARD from the Novo Mercado Corporate Governance Listing Segment maintained by BM&F BOVESPA – Bolsa de Valores, Mercadorias e Fituros de São Paulo (São Paulo Stock Exchange).

The tender offer will target 336,390,251 common shares issued by Redecard, representing 49.9859% of total stock capital. The maximum purchase price will be R$35.00 (thirty-five reais) per share payable in Brazilian currency. Banco Itaú BBA S.A. will act as advisor and intermediary institution of the public tender offer, the conclusion of which will be subject to regulatory approval.

2011

Banco Carrefour

On April 14, 2011, Itaú Unibanco, a subsidiary of Itaú Unibanco Holding, entered into a Share Purchase Agreement for purchase of 49% of Banco CSF S.A.(“Banco Carrefour”), in the amount of R$ 725 million. Banco Carrefour is the entity responsible for the exclusive offering and distribution of financial, insurance and private pension products and services in the distribution channels of Carrefour Comércio e Indústria Ltda. operated under the "Carrefour" brand in Brazil and that, on April 14, 2011, held 163 hypermarkets and supermarkets and related electronic channels, and on December 31, 2010 held a base of 7.7 million accounts and a loan portfolio (gross amount) in the amount of R$ 2,254 million. The completion of the transaction is subject to the approval of the Central Bank of Brazil.

2010

There are not any material transactions to be reported.

2009

Extension of agreement with Magazine Luiza

On November 27, Magazine Luiza and Itaú Unibanco completed a negotiation related to the extension of an exclusivity period to December 31, 2029. The agreement relates to the distribution of credit products by Luizacred, a financial institution held in equal proportions by Magazine Luiza and Itaú Unibanco, in all physical and virtual stores owned or operated by Magazine Luiza, either directly or indirectly, as well as call centers, internet, mailing or any other points or forms of contact between Magazine Luiza and its customers. This transaction amounted to R$250 million.

Sale of Unibanco Saúde Seguradora to Tempo Participações

Itaú Unibanco, Itaú Seguros and a subsidiary controlled by Tempo Participações signed on December 16 a Share Purchase Agreement aimed at the transfer of total capital from Unibanco Saúde Seguradora held by Itaú Unibanco and Itaú Seguros. Our intention with this operation was to expand the strategic focus of our insurance activity, concentrating our activities in the segments in which we hold leadership positions. The amount of this transaction was R$ 55 million. In view of the performance of Unibanco Saúde Seguradora’s operations in the 12 months following the completion of this transaction, Itaú Unibanco S.A. was entitled to an additional payment of approximately R$45 million. The National Agency of Supplemental Health (ANS) approved the transaction on April 1, 2010. The transaction was completed on April 29, 2010.

Change in the FIC partnership agreement

CBD and Itaú Unibanco concluded, on August 28, the negotiation related to the company FIC. The agreement which gave rise to FIC was amended, excluding the exclusivity obligation of Itaú Unibanco (obligation of not entering into similar partnerships with the competitors of CBD). In consideration, Itaú Unibanco paid to Pão de Açúcar Group the amount of R$550 million. On the same occasion, the exclusivity agreement for the offering of financial products and services granted by CBD to FIC was extended for an additional period of five years, for which Itaú Unibanco paid R$50 million to the Pão de Açúcar Group.

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Alliance with Porto Seguro

On August 23, Itaú Unibanco and Porto Seguro entered into an alliance aimed at the unification of their residence and vehicle insurance operations. With this operation, millions of clients of Porto Seguro and Itaú Unibanco gained access to the most complete insurance services in the Brazilian market, especially to an extensive network of insurance brokers that may offer a wide range of products and services, by means of several companies that became part of the group, increasing their options.

Due to this alliance, the company increased its financial soundness holding a leadership position in the residence and automobile insurance lines, with 3.4 million vehicles and 1.2 million properties insured, at the time the alliance was entered into, thus reinforcing our leadership strategy in the majority of markets in which we operate. Additionally, the alliance enables the achievement of economies of scale and synergy of costs, and also permits a stronger geographic presence. Therefore, an operating agreement was entered into for the offering and distribution, on an exclusive basis, of vehicle and residence insurance products to the clients of Itaú Unibanco network in Brazil and Uruguay.

Total assets and liabilities related to the current portfolio of residence and vehicle insurance of Itaú Unibanco existing at the time was transferred to a new company, Itaú Seguros de Auto e Residência S.A. This company is managed by Porto Seguro, and the executives and collaborators of Itaú Unibanco who worked in the vehicle and residence insurance segments were allocated to the new company, thus expanding the expertise and quality of insurance management. In consideration, Porto Seguro issued shares representing 30% of its new capital, which were delivered to Itaú Unibanco and contributed to Porto Seguro Itaú Unibanco Participações S.A., the new holding company of Porto Seguro, so that Itaú Unibanco started to hold a minority interest of approximately 43% in the capital stock of Porto Seguro Itaú Unibanco Participações S.A.

Redecard

On March 30, Itaú Unibanco purchased 24,082,760 registered common shares of Redecard for R$ 590 million, giving rise to goodwill amounting to R$557 million, which, net of taxes, totaled R$506 million, fully amortized in the consolidated financial statements. In view of this transaction, Itaú Unibanco gained shareholding control over Redecard, fully consolidated in the financial statements of Itaú Unibanco from the first quarter of 2009.

c) unusual events or operations

In 2011, 2010 and 2009 we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

(in million of R$)
	Itaú Unibanco Consolidated
	2011	2010	2009
	14,641	13,023	10,491
Non-recurring events	(20)	300	(4241)
Partial reversal of additional allowance for loan losses	-	1,038	-
Tax contingencies	-	(380)	-
Program for Cash or Installment Payment of Federal
Taxes - Law No. 11,941/09	509	145	292
Market value adjustment - BPI	(244)	-	-
Provision for contingencies-Economic plans	(285)	(467)	(191)
Employee benefits-Technical Pronouncement CPC 33	-	(35)	-
Sale of investments	-	-	228
Amortization of nimble			(753)
Other non-recurring events	-	-	-
Net income	14,621	13,323	10,067

10.4. Directors should comment on:

a) significant changes in accounting practices

2011

Subsequent events, beginning 2011, were recognized in accordance with Resolution No. 3,973/11 of the Central Bank of Brazil.

Accounting Policies, Changes in Accounting Estimates and Errors, beginning 2011, were applied in accordance with Resolution No. 4,007/11 of the Central Bank of Brazil.

2010

The accounting practices regarding employee benefits, beginning 2010, were applied in accordance with CVM Resolution No. 600, of 10/07/2009.

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2009

There were no changes in the Issuer’s accounting practices.

b) significant effects of the changes in accounting practices

The main changes in accounting practices were as follows:

•               As from July 2011, ITAÚ UNIBANCO HOLDING, in accordance with Circular Letter No. 3,516/11 of the Central Bank of Brazil, no longer recognize a provision (in liabilities) in addition to the mandatory minimum dividend.

•               As from December 31, 2010, ITAÚ UNIBANCO HOLDING, in accordance with CVM Resolution No. 600/09, recognizes as assets the difference, if positive, between the fair value of the assets of a plan and the actuarial liabilities, taking into consideration the limit on a defined benefit asset.

c) qualifications and emphases presented in the auditor’s report

There were no qualifications and emphases presented by the auditor for 2011, 2010 and 2009.

10.5. Directors should indicate and comment on the critical accounting policies adopted by the Issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 4 to our annual consolidated financial statements, in accordance with Brazilian GAAP as of and for the years ended December 31, 2011, 2010 and 2009. The preparation of the financial statements involves certain assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make Judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgement or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are used for, but not limited to, the calculation of the allowance for loan and lease losses, the selection of useful lives for certain assets, the determination of whether a specific asset or group of assets has been impaired, the expected realizable amount of deferred tax assets, the market value of certain financial instruments, the classification and computation of contingent liabilities and the amount of technical provisions for insurance, pension plans and capitalization. The accounting estimates made in these contexts require management to make assumptions about matters that are highly uncertain. In each case, if management had made other estimates, or if changes in these estimates occur from period to period, it could have a material impact on our financial condition and results of operations. Therefore, actual results may differ from our estimates.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period. The allowance for loan and lease losses is calculated taking into consideration the classification of loan losses in one of nine different risk levels (from AA through H). See “Selected Statistical Information—Loans and Leases—Rating of the Loan and Lease Portfolio”. The classification of the risk levels is a judgment that takes into consideration the economic and political situation, credit quality trends, past experience and the portfolio’s specific and global risks, as well as Central Bank and CMN guidelines. CMN rules specify a minimum allowance for loan and lease losses and other extensions of credit in each rating category ranging from zero per cent (in the case of a credit that is not in arrears) to 100.0% (in the case of any credit that is more than 180 days in arrears). In addition to recognizing allowances for loan and lease losses in accordance with the CMN minimum requirements, we also recognize an allowance that we identify as “generic,” which represents our estimate of the allowance as of any given date based on our historic loss experience, which, beginning on December 31, 2010, is measured using models employed in credit risk management based on Basel II. Beginning in December 31, 2008, we also recognized an “additional allowance,” which represents an adjustment to our generic allowance considering the economic scenario. As of December 31, 2009 and in the first three quarters of 2010, we included as part of the “additional allowance” countercyclical provision which, beginning on December 31, 2010, we improved the criteria for determining the allowance for loan and lease losses, under Basel II guidelines, which determined that the countercyclical effects be buffered in the base of capital.

41

The methodologies to compute the generic allowance depend on several criteria including the criteria used to segment our loan portfolio, the period used to measure our historical losses, the specific method used to measure such historical losses, the impact of our loan granting criteria on losses over time and other factors. Additionally, the methodologies used to measure the additional allowance also depend on significant judgments, including the relationship between the level of loan losses observed and economic factors as of any given date.

Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of the Central Bank, we record some of our financial instruments at market value. Financial instruments recorded at market value on our balance sheet include mainly securities classified as trading, available-for-sale, and other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at their amortized cost on our balance sheet, and their corresponding market values are disclosed in the notes to our annual consolidated financial statements.

Market value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party. We estimate market value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources, which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The fair value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates include incorrect model assumptions and unexpected correlations. While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies and assumptions to determine the market value of certain instruments could result in a different estimate of market value at the reporting date, which may affect the amount of revenue or loss recorded for a specific asset or liability. Judgments are also required to determine whether a decline in market value below amortized costs is permanent in available-for-sale or held-to-maturity securities, therefore requiring cost basis to be written down and recognition of related effects on our results of operations. Factors that are used by our management in determining whether a decline is permanent include mainly the observed period of the loss, the degree of the loss and the expectation, as of the date of analysis, as to the potential for realization of the security.

Contingent Liabilities

We are currently party to civil, labor, and social security proceedings arising from the normal course of our business. We normally make provisions for these contingencies based on the following: (i) for lawsuits individually reviewed, on the opinion of internal and external legal counsel and the probability that financial resources will be required to settle the claim, where settlement amounts may be estimated with sufficient certainty and (ii) for lawsuits collectively evaluated, by using statistical references by group of lawsuits, type of legal body (small claims court or regular court) and claimant. We classify as “probable,” “possible” or “remote” the risk that such contingencies arising from these proceedings will materialize into actual losses for us. We generally recognize provisions for these contingencies when we classify the loss related to these claims as probable. While we do not recognize provisions for contingencies whose risk we consider possible or remote, we disclose contingencies whose risk we consider possible. We measure contingency amounts by using models and criteria that, in spite of the uncertainty of these contingencies’ terms and amounts, we feel accurately estimate their values. Although we believe that these contingencies are adequately reflected in our annual consolidated financial statements, their outcomes may result in obligations to pay amounts higher than the aggregate values of our contingency provisions, given the inherent difficulties in estimating the exact amounts involved in the claims made against us.

10.6. With respect to the internal controls adopted to ensure the preparation of reliable financial statements, Directors should comment on:

a) the efficiency level of such controls, indicating any imperfections and measures adopted to correct them

The management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining internal controls related to the company’s consolidated financial statements.

Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil. The internal controls related to the financial statements include the policies and procedures that (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company's assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil, and that the company's receipts and payments are only being made in accordance with the authorization of the company's management and directors; and (iii) provide reasonable assurance regarding the timely prevention or detection of the unauthorized acquisition, use or allocation of the company’s assets which could have a significant effect on our financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that the controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

42

The management evaluated the effectiveness of the internal controls related to the company’s consolidated financial statements at December 31, 2011 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control (“COSO “) – Integrated Framework. The management’s evaluation includes the documentation, assessment and results of the testing of the design and effectiveness of the internal controls related to the financial statements. Based on this assessment, management concluded that the internal controls related to the consolidated financial statements are effective as of December 31, 2011.

b) deficiencies in and recommendations on the internal controls that are present in the independent auditor’s report

In the independent auditor’s report, we did not note deficiencies in or recommendations on internal controls that pose the risk of failure or material effect on the financial statements.

However, we shall report how Itaú Unibanco performs the monitoring of auditors’ notes and action plans. The deficiencies and recommendations of (internal and external) audits are monitored on a monthly basis by the executive areas, through multidisciplinary committees with the attendance of Internal Audit and Internal Controls representatives.

Additionally, the results of monitoring are periodically reported to the Executive Committee and the Audit Committee of the institution.

10.7. Should the Issuer have made a public offering of securities, the Directors should comment on:

a) how the funds arising from the offering were used

None.

b) if there were relevant differences between the effective investment of funds and investment proposals disclosed in the prospectus of said offering

None.

c) if there were differences, the reasons for such differences

None.

10.8. Directors should describe relevant items that are not evidenced in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I- Operating leases, assets and liabilities

None.

II – Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities

In accordance with Resolution No. 3,809, of October 28, 2009, the amount of transactions of sale or transfer of financial assets in which the entity substantially retained the risks and benefits is R$ 554 million, exclusively composed of real estate loan operations of R$ 534 million and rural loans of R$ 20 million, assigned with joint obligation.

III - Agreements for the future purchase and sale of products or services

None.

IV - Agreements for constructions in progress

None.

V- Agreements for future receipt of financing

None.

b) other items that are not presented in the financial statements

None.

43

10.9. With respect to each of the items that are not presented in the financial statements indicated in item 10.8, Directors should comment on:

a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

The organization set up a provision for assigned amounts in the amount of R$ 20 million.

b) the nature and purpose of the operation

Real estate loan:

Assigned to CIBRASEC for issue of securitized real estate loans (“CRI”) in the amount of R$ 301 million.

Assigned to BRAZILIAN Securities for issue of securitized real estate loans (“CRI”) in the amount of R$ 233 million.

Rural loan:

Assigned to the National Treasury Secretariat for securitization of debts in the amount of R$20 million.

c) the nature and amount of the liabilities assumed and rights generated in favor of the Issuer as a result of the operation

The nature was stated in item “b”. The organization’s commitment is to meet the payment in case of default by the debtor.

10.10. Directors should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a) investments, including:

I - Quantitative and qualitative description of the investments in progress and expected investments

II - Sources of investment financing

III - Relevant divestitures in progress and expected divestitures

In 2012, Itaú Unibanco expects to open approximately 155 branches concurrently with the opening of new platforms for small companies. Additionally, in February 2012, Itaú Unibanco announced its intention to acquire, directly or through its subsidiaries, the shares of the non-controlling stockholders of Redecard S.A (“REDECARD”), by means of a public tender offer, aiming at (i) the cancellation of REDECARD’s authorization as a publicly held company registered with CVM and (ii) the withdrawal of REDECARD from the Novo Mercado Corporate Governance Listing Segment maintained by BM&F BOVESPA – Bolsa de Valores, Mercadorias e Fituros de São Paulo (São Paulo Stock Exchange).

At the end of 2011, we had 4,984 points of service comprised of regular branches and service centers (PAB), an increase of 105 branches in one year. The remodeling process in the retail service network, based on the new relationship model with clients, which reviews concepts of service and layouts, reached the total of 1,500 units remodeled at the end of 2011, of which 440 were remodeled in 2011.

The source of funding is the Issuer’s own working capital, represented by stockholders' equity of the parent company and by minority interest in subsidiaries.

b) provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity

Itaú Unibanco chose the city of Mogi Mirim, State of São Paulo, to receive its Technological Center. Aiming at becoming the main technological center of the institution, Itaú Unibanco’s Technological Center will be implemented on an area of 815,000 m², located in the Industrial District.

The decision on the new site where the data processing and storage equipment will be concentrated took into consideration infrastructure items, such as the extent of the available area, supply capacity for the demand of power, water and telecommunications demand, considering that the Technological Center will operate 24 hours a day, and location.

The project, that is expected to be concluded in 2014, comprises land acquisition and construction work and the total investment amounts to approximately R$ 800 million. At the end of this step, the center will have approximately 60,000 m² of constructed area and 400 people working in site for the Operating and Support areas.

We are always considering options to expand our operations in the financial market. Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved and the perspectives of the country involved.

c) new products and services, indicating:

I - Description of the research in progress that has already been disclosed

II - Total amounts spent by the Issuer in research for the development of new products and services

III - Projects in progress that have already been disclosed

IV - Total amounts spent by the Issuer in the development of new products and services

44

Not applicable.

10.11. Comment on other factors that have significantly affected operating performance and that were not identified or commented on in the other items of this section

We present below the differences between our financial statements under BRGAAP1 and International Financial Reporting Standards - IFRS.

The complete consolidated financial statements under IFRS for 2011 are available at our website: www.itau-unibanco.com/ri.

Comparison between BRGAAP1 and IFRS

					(in millions of R$)
Balance Sheet
		Adjustmentsand			Adjustmentsand
	BRGAAP	Reclassifications [2]	IFRS	BRGAAP	Reclassifications [2]	IFRS
	Dec/31/2011			Dec/31/2010
Total Assets	851,331	(33,195)	818,136	751,443	(24,361)	727,082
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives	412,648	(2,414)	410,234	368,794	1,960	370,754
Loan Operations	345,483	781	346,264	295,053	(216)	294,837
(-) Allowance for Loan Losses [3]	(25,772)	1,899	(23,873)	(22,019)	2,025	(19,994)
Other Financial Assets [4]	66,502	(26,248)	40,254	62,245	(21,300)	40,945
Tax Assets [5]	32,409	(6,321)	26,088	28,958	(4,816)	24,142
Investments in non consolidated Companies, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	20,061	(892)	19,169	18,412	(2,014)	16,398

Current Liabilities and Long Term Liabilities	777,845	(35,045)	742,800	687,051	(27,521)	659,530
Deposits	242,636	-	242,636	202,688	-	202,688
Deposits Received Under Securities Repurchase Agreements	188,819	(3,406)	185,413	199,656	1	199,657
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	153,941	926	154,867	112,464	1,654	114,118
Other Financial Liabilities [4]	70,283	(26,164)	44,119	62,297	(21,285)	41,012
Reserves for Insurance, Private Pension and Capitalization	73,754	(12)	73,742	60,551	(1,084)	59,467
Provisions and Other Liabilities	34,661	(46)	34,615	32,120	(1,642)	30,478
Tax Liabilities [5]	13,751	(6,343)	7,408	17,275	(5,165)	12,110

Total Stockholders’ Equity	73,486	1,850	75,336	64,392	3,160	67,552
Minority Stockholders’ Equity	2,139	(744)	1,395	3,513	(1,836)	1,677
Controlling Stockholders’ Equity	71,347	2,594	73,941	60,879	4,996	65,875

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;

2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;

3 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS model;

4 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;

5 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.

Below, the reconciliation of net income and equity, and the conceptual description of the major adjustments.

	(in millions of R$)
Adjustments	Equity		Net Income
	Dec/31/11	Dec/31/10	2011	2010
BRGAAP - Values Attributable to Controlling Stockholders	71,347	60,879	14,621	13,323
(a) Allowance for Loan Losses	1,899	2,025	(126)	(1,434)
(b) Recognition of total deferred tax assets	1,002	1,631	(628)	(660)
(c) Pension and health care plans	-	-	-	-
(d) Adjustment to market value of shares and quotas	471	1,162	5	14
(e) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	862	896	(34)	(40)
(f) Provision for Itaú Unibanco merger expenses	-	-	-	(844)
(g) Conversion of subsidiaries and unconsolidated companies abroad	-	-	(131)	275
(h) Effective interest rate	(724)	(819)	95	22
(i) Provision for dividends payable not declared	-	1,308	-	-
Other adjustments	72	70	78	236
Income tax and social contribution on Net Income	(988)	(1,277)	(43)	816
IFRS - Values Attributable to Controlling Stockholders	73,941	65,875	13,837	11,708
IFRS - Values Attributable to Minority Stockholders	1,395	1,677	773	786
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	75,336	67,552	14,610	12,494

45

Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS (IAS39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (impairment). On BRGAAP, the expected loss model is used6.

(b) Recognition in the consolidated financial statements on BRGAAP of the tax credit related to the Social Contribution on Net Income at the rate of 15%(IAS 12), fully incorporated in the opening balance sheet of 01/01/2010 under IFRS.

(c) As of 2011, IFRS and BRGAAP criteria were equalized (IAS 19).

(d) On IFRS(IAS39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gain sand losses were recorded directly on Equity, with no impact on the income statement of the period.

(e) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(f) The provision for Itaú Unibanco association was reversed on the opening balance sheet on IFRS of 01/01/2010 (IAS 19 and 37). On BRGAAP, this provision was consumed until 12/31/2010.

(g) On the IFRS(IAS 21), exchange rate variations of subsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, started to be recorded directly on Equity with no impact on the income statement of the period.

(h) On the IFRS (IAS 39),the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. In the second half of 2011, we improved the methodology for the recognition of expenses associated with the process of credit granting as well as with the realization period of revenues from registration fees. On the BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

(i) The provision for non declared payable dividends was reversed in the amount exceeding the value of the mandatory minimum dividends.

6 Further details are found in the Complete Financial Statements for 2011.

For comparison purposes, we present on the table below the net income and the recurring net income according to IFRS and BRGAAP.

	R$ million
Recurring Net Income	2011			2010
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net Income - Attributable to Controlling Stockholders	14,621	13,837	(784)	13,323	11,708	(1,615)
Exclusion of the Non-Recurring Events [7]	20	(28)	(48)	(301)	1,171	1,472
Partial Reversal of Additional Provision for Loan Losses	-	-	-	(1,038)	-	1,038
Program for Settlement or Installment Payment of Federal Taxes- Law No.11,941/09	(509)	(509)	-	(145)	(132)	13
Fiscal Contingencies	-	-	-	380	372	(8)
Benefits to Employees - Technical Pronouncements CPC 33	-	-	-	35	-	(35)
Market Value Adjustment – BPI	244	222	(22)	-	-	-
Provision for Contingencies – Economic Plans	285	259	(26)	467	425	(42)
Itaú Unibanco Integration Expenses	-	-	-	-	506	506
Recurring Net Income - Attributable to Controlling Stockholders	14,641	13,809	(832)	13,023	12,879	(144)

46

ATTACHMENT II - A

PROXY TEMPLATE

By this proxy, [STOCKHOLDER], [QUALIFICATION], (“Principal”), appoints Mr. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], Brazilian ID RG No. XXX and registered in the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual and Extraordinary Stockholders’ Meetings of the Company, which will be held on April 20, 2012 at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting her/his vote in conformity with the following voting guidance.

The attorney-in-fact shall have restricted powers, namely to be present at the Extraordinary Stockholders’ Meeting and to cast a vote in line with the voting guidance below, having no right or obligation to take any other action not required for the strict compliance with the voting guidance below. The attorney-in-fact is hereby authorized to abstain on any resolution or matter for which she has not received specific voting guidance.

This proxy is effective for [(] days counted as from this date.

[City,] April __, 2012.

 [STOCKHOLDER]

(Notarized signature)

VOTING GUIDANCE

Extraordinary Stockholders’ Meeting at 3:00 p.m.:

1 – to authorize the use of preferred shares issued by the Company to compensate its executives and the companies controlled by it:

For	Against	Abstention
☐	☐	☐

Annual Stockholders’ Meeting at 3:20 p.m.

1 – take notice of the Management Report, the Opinion of the Fiscal Council, the Report of the Independent Auditors, and the Summaries of the Reports of the Audit Committee, and to resolve on the Financial Statements for the year ended December 31, 2011:

For	Against	Abstention
☐	☐	☐

2- to resolve on the allocation of net income for the year:

For	Against	Abstention
☐	☐	☐

3 – to elect the members of the Board of Directors:

Alfredo Egydio Arruda Villela Filho

For	Against	Abstention
☐	☐	☐

Alfredo Egydio Setubal

For	Against	Abstention
☐	☐	☐

Candido Botelho Bracher

For	Against	Abstention
☐	☐	☐

47

Demosthenes Madureira de Pinho Neto

For	Against	Abstention
☐	☐	☐

Gustavo Jorge Laboissière Loyola

For	Against	Abstention
☐	☐	☐

Henri Penchas

For	Against	Abstention
☐	☐	☐

Israel Vainboim

For	Against	Abstention
☐	☐	☐

Nildemar Secches

For	Against	Abstention
☐	☐	☐

Pedro Luiz Bodin de Moraes

For	Against	Abstention
☐	☐	☐

Pedro Moreira Salles

For	Against	Abstention
☐	☐	☐

Pedro Pullen Parente

For	Against	Abstention
☐	☐	☐

Ricardo Villela Marino

For	Against	Abstention
☐	☐	☐

Roberto Egydio Setubal

For	Against	Abstention
☐	☐	☐

4 - to elect the members of the Fiscal Council:

Effective member

Alberto Sozin Furuguem

For	Against	Abstention
☐	☐	☐

Iran Siqueira Lima

For	Against	Abstention
☐	☐	☐

48

Alternate members

João Costa

For	Against	Abstention
☐	☐	☐

José Caruso Cruz Henriques

For	Against	Abstention
☐	☐	☐

5 – to resolve on the amount allocated to the compensation of the members of the Board of Directors and Executive Board, as well as on the compensation of the members of the Fiscal Council:

For	Against	Abstention
☐	☐	☐

Extraordinary Stockholders’ Meeting at 3:40 p.m.:

1 – to amend the Bylaws in order to:

(i) adjust it to the Corporate Governance Regulation of Tier 1 Listing Segment of BM&FBOVESPA:

For	Against	Abstention
☐	☐	☐

(ii) adjust it to the new provisions of article 146 of Law Nº. 6,404/76, to withdraw the necessity of the elected member of de Board of Directors be a stockholder of the Company:

For	Against	Abstention
☐	☐	☐

(iii) include in the Bylaws provisions on the Compensation Committee, under the terms of Resolution Nº. 3,921/2010 of the National Monetary Council:

For	Against	Abstention
☐	☐	☐

2 – to consolidate the Bylaws, with the amendments mentioned in the items above, and the consequent essays adequacy:

For	Against	Abstention
☐	☐	☐

49

ATTACHMENT II - B

PROXY TEMPLATE FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR EACH OF THE STOCKHOLDERS’ MEETINGS

1. Extraordinary Stockholders’ Meeting at 3:00 p.m.

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of identity document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Principal”),, stockholder of Itaú Unibanco Holding S.A.(“Company”), appoint as my attorney(s)-in- fact:

•	Cristiane Sultani, Brazilian, single, lawyer, bearer of Brazilian identity document (RG-SSP/ SP) number 18.611.773-5, registered in the Brazilian tax register (CPF) under number 151.501.458-40, OAB/SP 135.648, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, PM floor, São Paulo (SP), with powers to represent me, as a lawyer of Itaú Unibanco Holding S.A. (“Company”), in the Extraordinary Stockholders’ Meeting of the Company, which will be held on April 20, 2012, at 3:00 pm, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote in FAVOR of the matters contained in the agenda of the day, in compliance with the voting guidance below.
•	Teresa Cristina Athayde Marcondes Fontes, Brazilian, married, lawyer, bearer of Brazilian identity document (RG-SSP/ SP) number 30.246.165-6, registered in the Brazilian tax register (CPF) under number 307.447.828-48, OAB/SP 252.030, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, PM floor, in the City of São Paulo, State of São Paulo, with powers to represent me, as a lawyer the Company, in the Extraordinary Stockholders’ Meeting of the Company to be held on April 20, 2011, at 3:00 p.m., at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda of the day, in compliance with the voting guidance below.
•	Adriana Augusta Dib Fuzinato, Brazilian, married, lawyer, bearer of Brazilian identity document (RG-SSP/SP) number 26.332.488-6, registered in the Brazilian tax register (CPF) under number 268.376.238-00, OAB/SP 163.544, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, PM floor, with powers to represent me, as a lawyer of the Company, in the Extraordinary Stockholders’ Meeting of the Company to be held on April 20, 2011, at 3:00 p.m., at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda of the day, in compliance with the voting guidance below.

The attorney-in-fact shall have restricted powers, namely to be present at the Extraordinary Stockholders’ Meeting and to cast a vote in line with the voting guidance below, having no right or obligation to take any other action not required for the strict compliance with the voting guidance below. The attorney-in-fact is hereby authorized to abstain on any resolution or matter for which she has not received specific voting guidance and shall vote in accordance with the number of common shares held by the principal.

This proxy shall be automatically revoked following the conclusion of the meeting, the purpose of this instrument.

São Paulo, April ___, 2012.

[STOCKHOLDER]
(Notarized signature)

VOTING GUIDANCE - Extraordinary Stockholders’ Meeting at 3:00 p.m.

Tick the option you want:

1 – to authorize the use of preferred shares issued by the Company to compensate its executives and the companies controlled by it:

For	Against	Abstention
☐	☐	☐

2. Annual Stockholders’ Meeting at 3:20 p.m.

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], OCCUPATION], bearer of identity document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Principal”),, stockholder of Itaú Unibanco Holding S.A.(“Company”), appoint as my attorney(s)-in- fact:

•	Cristiane Sultani, Brazilian, single, lawyer, bearer of Brazilian identity document (RG-SSP/ SP) number 18.611.773-5, registered in the Brazilian tax register (CPF) under number 151.501.458-40, OAB/SP 135.648, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, PM floor, São Paulo (SP), with powers to represent me, as a lawyer of Itaú Unibanco Holding S.A. (“Company”), in the Annual Stockholders’ Meetings of the Company, which will be held on April 20, 2012, at 3:20pm, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote IN FAVOR of the matters contained in the agenda of the day, in compliance with the voting guidance below.
50

•	Teresa Cristina Athayde Marcondes Fontes, Brazilian, married, lawyer, bearer of Brazilian identity document (RG-SSP/ SP) number 30.246.165-6, registered in the Brazilian tax register (CPF) under number 307.447.828-48, OAB/SP 252.030, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, PM floor, in the City of São Paulo, State of São Paulo, with powers to represent me, as a lawyer the Company, in the Annual Stockholders’ Meeting of the Company to be held on April 20, 2011, at 3:20 p.m., at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda of the day, in compliance with the voting guidance below.
•	Adriana Augusta Dib Fuzinato, Brazilian, married, lawyer, bearer of Brazilian identity document (RG-SSP/SP) number 26.332.488-6, registered in the Brazilian tax register (CPF) under number 268.376.238-00, OAB/SP 163.544, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, PM floor, with powers to represent me, as a lawyer of the Company, in the Annual Stockholders’ Meeting of the Company to be held on April 25, 2011, at 3:20 p.m., at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda of the day, in compliance with the voting guidance below.

The attorney-in-fact shall have restricted powers, namely to be present at the Annual Stockholders’ Meeting and to cast a vote in line with the voting guidance below, having no right or obligation to take any other action not required for the strict compliance with the voting guidance below. The attorney-in-fact is hereby authorized to abstain on any resolution or matter for which she has not received specific voting guidance and shall vote in accordance with the number of common shares held by the principal.

This proxy shall be automatically revoked following the conclusion of the meeting, the purpose of this instrument.

São Paulo, April ___, 2012.

[STOCKHOLDER]
(Notarized signature)

VOTING GUIDANCE – Annual Stockholders’ Meeting at 3:20 p.m.

Tick the option you want:

1 – take notice of the Management Report, the Opinion of the Fiscal Council, the Report of the Independent Auditors, and the Summaries of the Reports of the Audit Committee, and to resolve on the Financial Statements for the year ended December 31, 2011:

For	Against	Abstention
☐	☐	☐

2- to resolve the allocation of net income for the year:

For	Against	Abstention
☐	☐	☐

3 – to elect the members of the Board of Directors:

Alfredo Egydio Arruda Villela Filho

For	Against	Abstention
☐	☐	☐

Alfredo Egydio Setubal

For	Against	Abstention
☐	☐	☐

Candido Botelho Bracher

For	Against	Abstention
☐	☐	☐

51

Demosthenes Madureira de Pinho Neto

For	Against	Abstention
☐	☐	☐

Gustavo Jorge Laboissière Loyola

For	Against	Abstention
☐	☐	☐

Henri Penchas

For	Against	Abstention
☐	☐	☐

Israel Vainboim

For	Against	Abstention
☐	☐	☐

Nildemar Secches

For	Against	Abstention
☐	☐	☐

Pedro Luiz Bodin de Moraes

For	Against	Abstention
☐	☐	☐

Pedro Moreira Salles

For	Against	Abstention
☐	☐	☐

Pedro Pullen Parente

For	Against	Abstention
☐	☐	☐

Ricardo Villela Marino

For	Against	Abstention
☐	☐	☐

Roberto Egydio Setubal

For	Against	Abstention
☐	☐	☐

4 - to elect the members of the Fiscal Council:

Effective member

Alberto Sozin Furuguem

For	Against	Abstention
☐	☐	☐

Iran Siqueira Lima

For	Against	Abstention
☐	☐	☐

Alternate members

João Costa

For	Against	Abstention
☐	☐	☐

52

José Caruso Cruz Henriques

For	Against	Abstention
☐	☐	☐

5 – to resolve on the amount allocated to the compensation of the members of the Board of Directors and Executive Board, as well as on the compensation of the members of the Fiscal Council:

For	Against	Abstention
☐	☐	☐

3. Extraordinary Stockholders’ Meeting at 3:40 p.m.

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of identity document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], (“Principal”), stockholder of Itaú Unibanco Holding S.A.(“Company”), appoint as my attorney(s)-in- fact:

•	Cristiane Sultani, Brazilian, single, lawyer, bearer of Brazilian identity document (RG-SSP/ SP) number 18.611.773-5, registered in the Brazilian tax register (CPF) under number 151.501.458-40, OAB/SP 135.648, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, PM floor, São Paulo (SP), with powers to represent me, as a lawyer of Itaú Unibanco Holding S.A. (“Company”), in the Extraordinary Stockholders’ Meetings of the Company, which will be held on April 20, 2012, at 3:40pm, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote IN FAVOR of the matters contained in the agenda of the day, in compliance with the voting guidance below.
•	Teresa Cristina Athayde Marcondes Fontes, Brazilian, married, lawyer, bearer of Brazilian identity document (RG-SSP/ SP) number 30.246.165-6, registered in the Brazilian tax register (CPF) under number 307.447.828-48, OAB/SP 252030, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, PM floor, in the city and state of São Paulo, with powers to represent me, as a lawyer the Company, in the Extraordinary Stockholders’ Meeting of the Company to be held on April 20, 2012, at 3:40 p.m., at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda of the day, in compliance with the voting guidance below.
•	Adriana Augusta Dib Fuzinato, Brazilian, married, lawyer, bearer of Brazilian identity document (RG-SSP/SP) number 26.332.488-6, registered in the Brazilian tax register (CPF) under number 268.376.238-00, OAB/SP 163.544, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, PM floor, with powers to represent me, as a lawyer of the Company, in the Extraordinary Stockholders’ Meeting of the Company to be held on April 20, 2012, at 3:40 p.m., at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda of the day, in compliance with the voting guidance below.

The attorney-in-fact shall have restricted powers, namely to be present at the Extraordinary Stockholders’ Meeting and to cast a vote in line with the voting guidance below, having no right or obligation to take any other action not required for the strict compliance with the voting guidance below. The attorney-in-fact is hereby authorized to abstain on any resolution or matter for which she has not received specific voting guidance and shall vote in accordance with the number of common shares held by the principal.

This proxy shall be automatically revoked following the conclusion of the meeting, the purpose of this instrument.

São Paulo, April ___, 2012.

[STOCKHOLDER]
(Notarized signature)

VOTING GUIDANCE - Extraordinary Stockholders’ Meeting at 3:40 p.m.

Tick the option you want:

1 – to amend the Bylaws in order to:

(i) adjust it to the Corporate Governance Regulation of Tier 1 Listing Segment of BM&FBOVESPA:

For	Against	Abstention
☐	☐	☐

53

(ii) adjust it to the new provisions of article 146 of Law Nº. 6,404/76, to withdraw the necessity of the elected member of de Board of Directors be a stockholder of the Company:

For	Against	Abstention
☐	☐	☐

(iii) include in the Bylaws provisions on the Compensation Committee, under the terms of Resolution Nº. 3,921/2010 of the National Monetary Council:

For	Against	Abstention
☐	☐	☐

2 – to consolidate the Bylaws, with the amendments mentioned in the items above, and the consequent essays adequacy:

For	Against	Abstention
☐	☐	☐

54

INFORMATION FOR ATTACHMENT 23 OF CVM INSTRUCTION No. 481/09

1.	Inform name of company

Itaú Unibanco Holding S.A.

2.	Inform the items for which the proxy is being requested

Items indicated in the Convening Notice pertaining to this Manual.

3.	Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing:

a.	Name and address

Itaú Unibanco Holding S.A., with its address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902.

b.	Since when are you a stockholder of the Company

Not applicable.

c.	Number and percentage of shares of each type and class and their ownership

Not applicable.

d.	Number of shares taken in a loan

Not applicable.

e.	Total exposure in derivatives denominated in shares of the company

Not applicable.

f.	Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter

Not applicable.

4.	Inform if any of the people mentioned in item 3, as well as any of its controlling companies, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question.

The attorneys-in-fact were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder participation in the meeting.

5.	Inform the estimated cost of requesting a proxy

The cost of requesting a proxy is insignificant.

6.	Inform if (a) the company has defrayed the costs for requesting a proxy or (b) if its originators will seek reimbursement of costs from the Company

The cost for requesting a proxy was fully covered by the Company.

7.	Inform:

a) The address to which the power of attorney should be sent following its signature;

Itaú Unibanco - Superintendência de Assuntos Corporativos (Head of Corporate Affairs)

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

55

or to fax number (011) 5019-8103, or in addition to e-mail investor.relations@itau-unibanco.com.br.

In order to facilitate the work of the stockholders’ meetings, the Company suggests that the Stockholders represented by attorneys-in-fact send a copy of the proxy and the other documents listed in the Convening Notice at least 48 hours prior to the meetings by mail or by messenger to the addresses shown.

b) Instructions for granting electronic proxies:

In order, to encourage the attendance of Stockholders at the General Meetings, the Company has implemented an online platform, “www.assembleianaweb.com.br”, by which an online proxy may be granted for representation purposes at the General Meetings, in conformity with the procedures described below.

To register, Stockholders may access the page www.itauunibanco.com/ri or “www.assembleianaweb.com.br”, in which they should fill out the registration form, by accessing it as follows: registration; stockholder; and register new stockholder. Upon completing the registration of the data requested in the registration form, the Stockholder will receive, via the email appointed in the registration form, the login and the password to access the digital environment of the Company’s General Stockholders’ Meetings.

The Stockholder, with the respective data, should again access to the respective online platform - "Meeting’s Agenda”, and he/she will be automatically led to the voting guidance environment of the Company’s General Stockholders’ Meetings.

The steps described below should be followed by the Stockholders:

For Brazilian Stockholders:

1) The Stockholder should have a valid digital certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder already has one of these certificates, he/she/it will proceed as detailed in item 2 below. The Legal Representative of the Stockholder will otherwise obtain the respective digital certificate by accessing the link available in the voting guidance environment, by following the steps below:

a) the Stockholder should fill out the digital certificate request form; then he/she/it will receive, via email, the protocol number, as well as the Statement of Ownership and Liability of Digital Certificate, which should be printed in 2 (two) copies and signed, with the subsequent notarized signature;

b) the two copies of the Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA in the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, with the following supporting documentation:

•     Individuals – notarized copy of: i) RG/RNE; ii) CPF; and iii) proof of address, and this latter should have been issued less than three (3) months ago, and be owned by the Stockholder; or

•     Legal entity – notarized copy of: i) bylaws/articles of incorporation in force duly filed with the applicable Trade Board or notary’s office, and also the CNPJ form; and ii) statement of election or proxy by the stockholder through which it grants powers to the legal representative individual, and in this case the notarized copies of RG/RNE and CPF should also be forwarded.

c) after the documentation forwarded is analyzed, the Stockholder will receive, via email, the instructions to install the digital certificate.

2) The Stockholder may read again the issues to be resolved on at the Company’s Annual and Extraordinary Stockholders’ Meetings before divulging its vote, following the next and last steps; and

3) By now the Stockholder, having already obtained the digital certificate, will be entitled to guide the vote through the online proxy. Upon confirming the voting guidance in relation to each of the items in the Company’s Stockholders’ Meetings, the proxy granted will be digitally signed and one copy will be forwarded to the email of the Stockholder who had opted for the online proxy.

For Foreign Stockholders:

1) The Legal Representative of the Stockholder should have a valid digital certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Legal Representative of the Stockholder already has one of these certificates, he/she/it will proceed as detailed in item 2 above. The Legal Representative of the Stockholder will otherwise obtain the respective digital certificate by accessing the link available in the voting guidance environment, by following the steps below:

a) the Legal Representative of the Stockholders should fill out the digital certificate request form; then he/she/it will receive, via email, the protocol number, as well as the Statement of Ownership and Liability of Digital Certificate, which should be printed in 2 (two) copies and signed, with the subsequent notarized signature;

b) the 2 (two) copies of the Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA in the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, Sao Paulo/SP, CEP 04547-005, with the following supporting documentation:

56

•      Legal Representative individual – proxy granted by the Foreign Stockholder to the Legal Representative individual, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s office, with a notarized copy of: i) RG/RNE; and ii) CPF; or

•      Legal Representative - legal entity – proxy granted by the Foreign Stockholder to the Legal representative - legal entity, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s office, with a notarized copy of: i) bylaws/articles of incorporation in force duly filed with the applicable Trade Board or notary’s office, and also the CNPJ form; and ii) statement of election of the legal representative individual, and in this case the notarized copies of RG/RNE and CPF should also be forwarded.

The other steps are identical to those for Brazilian Stockholders, as described in items 2 and 3 above.

The Stockholders may exercise the right to opt for the online proxy up to 48 hours prior to the Extraordinary and Annual Stockholders’ Meeting.

The stockholder may grant online proxy through the platform “www.assembleianaweb.com.br”, as described below.

To register, Stockholders may access the page www.itauunibanco.com.br/ri or “www.assembleianaweb.com.br”, in which they should fill out the registration form, by accessing it as follows: registration; stockholder; and register new stockholder. Upon completing the registration of the data requested in the registration form, the Stockholder will receive, via the email appointed in the registration form, the login and the password to access the digital environment of the Company’s general stockholders’ meetings.

The Stockholder, with the respective data, should again access the respective electronic platform - "Meetings’ Agenda”, and he/she will be automatically led to the guidance to vote environment of the Company’s general stockholders’ meetings.

The steps described below should be followed by the Stockholders:

For Brazilian Stockholders:

1) The Stockholder should have a valid digital certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder already has one of these certificates, he/she/it will proceed as detailed in item 2 below. The Stockholder will otherwise obtain the respective digital certificate by accessing the link available in the voting guidance environment, by following the steps below:

a) the Stockholder should fill out the digital certificate request form; then he/she/it will receive, via email, the protocol number, as well as the Statement of Ownership and Liability of Digital Certificate, which should be printed in two (2) copies and signed, with the subsequent notarization;

b) the two copies of the Statement of Ownership and Liability of Digital Certificate should be forwarded to COMPROVA REGISTRATION OF AUTHORITY in the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, with the following supporting documentation:

•      Individuals – notarized copy of: i) RG/RNE; ii) CPF; and iii) proof of address, and this latter should have been issued less than three (3) months ago, and be owned by the Stockholder; or

•      Legal entity – notarized copy of: i) bylaws/articles of incorporation in force duly filed with the applicable Trade Board or notary, and also the CNPJ form; and ii) statement of election or proxy by the stockholder through which it grants powers to the legal representative individual, and in this case the notarized copies of RG/RNE and CPF should also be forwarded.

c) after the documentation forwarded is analyzed, the Stockholder will receive, via email, the instructions to install the digital certificate.

2) The Stockholder may read again the issues to be resolved on in the Company’s annual and extraordinary stockholders’ meetings before divulging its vote, following the next and last steps; and

3) By now the Stockholder, having already obtained the digital certificate, will be entitled to guide the vote through the online proxy. Upon confirming the voting guidance in relation to each of the items in the Company’s stockholders’ meetings, the proxy granted will be digitally signed and one copy will be forwarded to the email of the Stockholder who had opted for the online proxy.

For Foreign Stockholders:

1) The Legal Representative of the Stockholder should have a valid digital certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Legal Representative of the Stockholder already has one of these certificates, he/she/it will proceed as detailed in item 2 below. The Legal Representative of the Stockholder will otherwise obtain the respective digital certificate by accessing the link available in the guidance to vote environment, by following the steps below:

57

a) the Legal Representative of the Stockholders should fill out the digital certificate request form; then he/she/it will receive, via email, the protocol number, as well as the Statement of Ownership and Liability of Digital Certificate, which should be printed in 2 (two) copies and signed, with the subsequent notarization;

b) the 2 (two) copies of the Statement of Ownership and Liability of Digital Certificate should be forwarded to COMPROVA REGISTRATION OF AUTHORITY in the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, with the following supporting documentation:

•      Legal Representative individual – proxy granted by the Foreign Stockholder to the Legal Representative individual, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary public, with a notarized copy of: i) RG/RNE; and ii) CPF; or

•      Legal Representative - legal entity – proxy granted by the Foreign Stockholder to the Legal representative - legal entity, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary public, with a notarized copy of: i) bylaws/articles of incorporation in force duly filed with the applicable Trade Board or notary public, and also the CNPJ form; and ii) statement of election of the legal representative individual, and in this case the notarized copies of RG/RNE and CPF should also be forwarded.

The other steps are identical to those for Brazilian Stockholders, as described in items 2 and 3 above.

The Stockholders may exercise this right to opt for the online proxy up to 48 hours prior to the Company’s annual stockholders’ meetings.

58

ATTACHMENT III

ATTACHMENT 9-1-II OF CVM INSTRUCTION 481 - PROPOSAL FOR ALLOCATION OF PROFITS

Allocation of Net Income

We propose that the net income for the year reported in the financial statements as at December 31, 2011, amounting to R$ 11,890,195,760.13 is allocated as follows: (a) R$ 594,509,788.01 to the Legal Reserve, (b) R$ 6,241,662,706.71 to the statutory reserve, of which R$ 1,859,846,180.54 to the Reserve for Dividend Equalization, R$ 1,752,726,610.46 to the Reserve for Working Capital Increase and R$ 2,629,089,915.71 to the Reserve for Capital Increase in Investees, and (c) R$ 5,054,023,265.41 for the payment of dividends and interest on capital, included in the mandatory dividend amount, pursuant to Article 9 of Law No. 9,249/95.

The amounts mentioned in item “c” have already been declared by the Board of Directors and paid to stockholders.

We made monthly dividend payments, based on the stockholding position on the last day of the prior month, on the first working day of the subsequent month, as well as additional payments (half yearly), for which the Board of Directors defines the base date for the stockholding position and payment date. Regarding half yearly payments, management verifies the existing earnings, defines the amounts of dividends that should be distributed as mandatory, calculates the monthly amounts already declared, and, finally, estimates the balance payable of mandatory minimum dividends. This amount is declared as a dividend “additional” to those paid monthly. As resolved by the Board of Directors, interest on capital can be paid, including interest on capital paid or credited to the amount of mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95.

For further information, see the Items below, which were prepared in compliance with the requirements of Attachment 9-1-II of CVM Instruction No. 481/09.

1.    Net income for the year

R$ 11,890,195,760.13.

2.    Total and per share dividend amount, including dividend advances and interest on capital already declared

The total amount distributed as dividend advances and interest on capital was R$ 5,054,023,265.41 (gross), of which R$ 4,393,806,463.56 is net of taxes. Such amount corresponds to the percentage of net income indicated in item 3, paid as an advance on the mandatory minimum dividend. Therefore, a proposal will be submitted to the Stockholders’ Meeting for ratification of declarations and distributions already made, and no new declaration will be proposed.

Net amount per share: R$ 0.9727.

3.    Percentage of distributed net income for the year

The net amount distributed as dividends and interest on capital corresponds to 37% of net income for the year and 39% of net income adjusted for the amount allocated to legal reserve.

4.    Total and per share distributed dividend based on the net income for prior years

None.

5.    Gross amount

a.            Gross amounts of dividends and interest on capital, separately, per share type and class, deducted from advance dividends and interest on capital already declared

No proposal will be submitted to the stockholders’ meeting for the declaration of dividends or interest on capital additional to that already declared.

b.            The payment methods and terms of dividend and interest on capital, deducted from advance dividends and interest on capital already declared

As mentioned in sub item “a” of this item, the mandatory dividend related to 2011 has been fully declared by the Board of Directors and paid to stockholders. The payment dates are shown in item 6 of this document. Stockholders of various types can receive the amounts due as follows:

•    Holders of American Depositary Receipts (ADR)

The payment will be made directly to the depository bank abroad (Bank of New York Mellon), which will be responsible for transferring it to the stockholders.

•    Duly registered stockholders who hold current accounts with Itaú Unibanco S.A.:

59

The payment will be made through direct credit to the respective current accounts.

•    Stockholders who hold current accounts with other banks that have already informed us about the bank/branch/current account:

The payment will be made through wire transfer (DOC or TED), according to the amount.

•    Stockholders whose shares are deposited in fiduciary custodies of BM&FBOVESPA.

The payment will be made directly to BM&FBOVESPA, which will be responsible for transferring it to stockholders, through the depositor Brokerage Firms.

•    Holders of bearer shares not yet converted into book-entry shares:

The payment will be made after the delivery of the corresponding certificates for the mandatory conversion.

No proposal will be submitted to the stockholders’ meeting for the declaration of dividends or interest on capital additional to those already declared. For the payment dates already elapsed, see the table in item 6 of this document.

c.    Possible restatement and interest on dividends and interest on capital

None.

d.    Date of the declaration of payment of dividends and interest on capital considered in the identification of stockholders who will be entitled to receive them

See sub item “a” of this item.

6.    Amounts of dividends and interest on capital already declared and the dates of respective payments

				Amount per share
Base period	Type of payment	Shareholding position	Payment date	Nominal		Net

	Supplementary
2011	interest on capital	02/29/2011	3/13/2012	R$	0.42	R$	0.35
December	Interest on capital	12/26/2011	3/13/2012	R$	0.29	R$	0.24
December	Dividends	11/30/2011	1/2/2012	R$	0.01	R$	0.01
November	Dividends	10/31/2011	12/1/2011	R$	0.01	R$	0.01
October	Dividends	9/30/2011	11/1/2011	R$	0.01	R$	0.01
September	Dividends	8/31/2011	10/1/2011	R$	0.01	R$	0.01
August	Dividends	7/30/2011	9/1/2011	R$	0.01	R$	0.01
	Supplementary
August	interest on capital	8/9/2011	8/22/2011	R$	0.27	R$	0.23
July	Dividends	6/30/2011	8/1/2011	R$	0.01	R$	0.01
June	Dividends	5/31/2011	7/1/2011	R$	0.01	R$	0.01
May	Dividends	4/30/2011	6/1/2011	R$	0.01	R$	0.01
April	Dividends	3/31/2011	5/1/2011	R$	0.01	R$	0.01
March	Dividends	2/28/2011	4/1/2011	R$	0.01	R$	0.01
February	Dividends	1/31/2011	3/1/2011	R$	0.01	R$	0.01
January	Dividends	12/31/2010	2/1/2011	R$	0.01	R$	0.01

7.     Provide a comparative table indicating the following per share amounts by type and class:

a.     Net income for the year and the previous 3 (three) years

	R$
	2011	2010	2009
Net income	11,890,195,760.13	10,272,015,528.35	7,706,906,786.53
Net income per share	2.63	2.26	1.71
Net income per share – adjusted for the effect of bonuses	2.63	2.26	1.71

For calculating the net income per share, the net income is divided by the number of shares outstanding as at the closing date of the year.

60

b.     Dividend and interest on capital distributed in the previous 3 (three) years

	R$
	2011	2010	2009
Common Shares	0.9727	0.8607	0.7917
Preferred Shares	0.9727	0.8607	0.7917

For calculation of dividend/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding as at the closing date of the year.

8.	Allocation of earnings to the legal reserve

a.	Amount allocated to the legal reserve

R$ 594,509,788.01.

b.	Details of the calculation method of the legal reserve

Pursuant to Article 193 of Law No. 6,404/76, as amended, and item 12.1 of our Bylaws, five per cent (5%) was allocated for setting up the Legal Reserve, which shall not exceed twenty per cent (20%) of total capital.

9.	Preferred shares entitled to fixed or minimum dividends

a.	Calculation method of fixed or minimum dividends

Annual minimum dividend of R$ 0.022 per share, adjusted in case of split or reverse split of shares.

b.	Sufficiency of earnings for the year for the full payment of fixed or minimum dividends

The earnings for the year were sufficient for the full payment of minimum dividends.

c.	Accumulation of possible unpaid portion

Minimum dividends are not cumulative.

d.	Total amount of fixed or minimum dividends paid to each class of preferred shares

We do not have different classes of preferred shares. The total amount of minimum dividends statutorily established for our preferred shares would be R$ 48,935,826.04.

e.	Fixed or minimum dividends paid per preferred share of each class

We do not have different classes of preferred shares.

10.	Mandatory dividend

a.	Calculation method stipulated in the bylaws

Stockholders are entitled to receive as mandatory dividends, in each year, the minimum amount of twenty five per cent (25%) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters "a” and “b” of item I of Article 202 of Law No. 6,404/76 and in compliance with items II and III of the same legal provision.

b.	Payment

The mandatory dividend was fully paid, pursuant to item 6 above.

c.	Possibly retained amounts

There were no retained amounts.

11.	Retention of mandatory dividend due to the financial condition of the company

There was no retention of mandatory dividends.

12.	Allocation of earnings to the reserve for contingencies

No allocation of earnings to the reserve for contingencies was made.

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13.	Allocation of earnings to the realizable profit reserve

No allocation of earnings to the realizable profit reserve was made.

14.	Allocation of earnings for statutory reserves

a.	Statutory clauses that set forth the reserve

Upon proposal of the Board of Directors, the annual stockholder's meeting may resolve to set up one of the following reserves: I - Reserve for Dividend Equalization, II - Reserve for Working Capital Increase, and III - Reserve for Capital Increase in Investees.

The Reserve for Dividend Equalization will be limited to 40% of the value of our capital stock, for the purpose of assuring funds for payment of dividends, including interest on capital, or advances, with the objective of maintaining payment flow to stockholders, being made up of funds: a) equivalent to up to 50% of the net income for the year, adjusted pursuant to Article 202 of Law No. 6,404/76, (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings, (c) equivalent to up to 100% of the amount of the adjustments from previous years, recorded as retained earnings, and (d) credits corresponding to the dividend advances.

The Reserve for Working Capital Increase will be limited to 30% of the amount of capital stock, and its purpose is to guarantee resources for the company’s operations, being formed with funds equivalent to up to 20% of the net income for the year, adjusted pursuant to Article 202 of Law No. 6,404/76.

The Reserve for Capital Increase in Investees will be limited to 30% of the amount of capital stock, and its purpose is to guarantee the right of first refusal in capital increases of investees, being composed with funds equivalent to up to 50% of net income for the year, adjusted pursuant to Article 202 of Law No. 6,404/76.

Upon proposal of the Board of Direction, portions of these reserves will be periodically capitalized so that the respective amount does not exceed the limit of 95% of capital stock. The balance of these reserves, added to the Legal Reserve, may not exceed the capital stock.

b.	Amount allocated to the statutory reserves

R$ 1,859,846,180.54 to the Reserve for Dividend Equalization, R$ 1,752,726,610.46 to the Reserve for Working Capital Increase and R$ 2,629,089,915.71 to the Reserve for Capital Increase in Investees.

c.	Calculation method of the amount allocated to the reserve

The calculation method follows the guidelines of the Bylaws, allocating up to 50% of net income to the reserve for dividend equalization, up to 20% to the reserve for working capital increase and up to 50% to the reserve for capital increase in investees.

15.	Retention of earnings stipulated in capital budget

There were no retained earnings.

16.	Allocation of earnings to the reserve for tax incentives

No allocation of earnings to the reserve for tax incentives was made.

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ATTACHMENT IV

ITEMS 12.6 TO 12.10 OF ATTACHMENT 24 OF CVM INSTRUCTION Nº. 480/09

In relation to each of the members of the Board of Directors and the Fiscal Council of the Issuer, which reelection will be proposed by the controlling stockholder, see the information below:

Members of the Board of Directors

Name	Alfredo Egydio Arruda Villela Filho
Age	42
Profession	Engineer
Individual Taxpayer’s Registry (CPF) or passport No.	066.530.838-88
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Disclosure and Trading Committee Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Name	Alfredo Egydio Setubal
Age	53
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) or passport No.	014.414.218-07
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Disclosure and Trading Committee Member of the Appointments and Corporate Governance Committee Investor Relations Officer
Elected by the controlling stockholder	Yes

Name	Candido Botelho Bracher
Age	53
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) or passport No.	039.690.188-38
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Capital and Risk Management Committee Member of the Personnel Committee
Elected by the controlling stockholder	Yes

Name	DEMOSTHENES MADUREIRA DE PINHO NETO
Age	52
Profession	Economist
Individual Taxpayer’s Registry (CPF) or passport No.	847.078.877-91
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	None.
Elected by the controlling stockholder	Yes

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Name	Gustavo Jorge Laboissière Loyola
Age	59
Profession	PhD in Economics
Individual Taxpayer’s Registry (CPF) or passport No.	101.942.071-53
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Capital and Risk Management Committee Member of the Audit Committee
Elected by the controlling stockholder	Yes

Name	Henri Penchas
Age	66
Profession	Engineer
Individual Taxpayer’s Registry (CPF) or passport No.	061.738.378-20
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Name	Israel Vainboim
Age	67
Profession	Engineer
Individual Taxpayer’s Registry (CPF) or passport No.	090.997.197-87
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Name	Nildemar Secches
Age	64
Profession	Mechanical engineer
Individual Taxpayer’s Registry (CPF) or passport No.	589.461.528-34
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	None.
Elected by the controlling stockholder	Yes

Name	Pedro Luiz Bodin de Moraes
Age	55
Profession	Economist
Individual Taxpayer’s Registry (CPF) or passport No.	548.346.867-87
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Capital and Risk Management Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

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Name	Pedro Moreira Salles
Age	52
Profession	Banker
Individual Taxpayer’s Registry (CPF) or passport No.	551.222.567-72
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Member of the Personnel Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Name	Pedro Pullen Parente
Age	59
Profession	Engineer
Individual Taxpayer’s Registry (CPF) or passport No.	059.326.371-53
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	None.
Elected by the controlling stockholder	Yes

Name	Ricardo Villela Marino
Age	38
Profession	Engineer
Individual Taxpayer’s Registry (CPF) or passport No.	252.398.288-90
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Strategy Committee Member of the Personnel Committee
Elected by the controlling stockholder	Yes

Name	Roberto Egydio Setubal
Age	57
Profession	Engineer
Individual Taxpayer’s Registry (CPF) or passport No.	007.738.228-52
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Strategy Committee Member of the Capital and Risk Management Committee Member of the Personnel Committee
Elected by the controlling stockholder	Yes

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Members of the Fiscal Council

Name	Alberto Sozin Furuguem
Age	69
Profession	Economist
Individual Taxpayer’s Registry (CPF) or passport No.	046.876.477-15
Elected position held	Effective Member of the Fiscal Council
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	None.
Elected by the controlling stockholder	Yes

Name	Iran Siqueira Lima
Age	67
Profession	Economist
Individual Taxpayer’s Registry (CPF) or passport No.	035.001.957-68
Elected position held	Effective Member of the Fiscal Council
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	None.
Elected by the controlling stockholder	Yes

Name	João Costa
Age	61
Profession	Economist
Individual Taxpayer’s Registry (CPF) or passport No.	476.511.728-68
Elected position held	Alternate Member of the Fiscal Council
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	None.
Elected by the controlling stockholder	Yes

Name	José Caruso Cruz Henriques
Age	64
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) or passport No.	372.202.688-15
Elected position held	Alternate Member of the Fiscal Council
Date of election	04/20/2012
Date of investiture	-
Term of office	Annual
Other positions held or functions performed at the Issuer	None.
Elected by the controlling stockholder	Yes

With respect to each of the Issuer’s Board of Directors and Fiscal Council members, please provide:

a) Curriculum vitae, containing the following information:

I - Main professional experience for the past five years, indicating:

• Company name

• Position and functions inherent in the position

• Main activity of the company in which these functions were performed, mentioning the companies or organizations that are part of the economic group of (i) the Issuer, or (ii) direct or indirect shareholders with an interest equal to or higher than 5% in a same class or type of the Issuer’s securities

66

MEMBERS OF THE BOARD OF DIRECTORS

Name: ALFREDO EGYDIO ARRUDA VILLELA FILHO

Professional experience:

Itaúsa - Investimentos Itaú S.A.: Member of the Board of Directors since August 1995; Vice-Chairman since May 2011; Chief Executive Officer and General Manager since September 2008; President of the Ethics, Disclosure and Trading Committee since April 2005, President of the Investment Policies Committee and Member of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding.

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors since March 2003; Member of the Disclosure and Trading Committee since May 2005; Member of the Appointments and Corporate Governance Committee since June 2009, Member of the Compensation Committee since February 2011, and Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding.

Itaú Unibanco S.A.: Vice-Chairman of the Board of Directors from 2001 to March 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Duratex S.A.: Member of the Board of Directors since 1996; Vice-Chairman of the Board of Directors since 2008; Member of the Personnel, Appointments and Corporate Governance committees since November 2009.

Main activity of the company: Manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramic and plastic materials.

Elekeiroz S.A.: Member of the Board of Directors from April 2004 to April 2010, having been Chairman from April 2009 to November 2009; Vice-Chairman from April 2004 to April 2009 and from November 2009 to April 2010.

Main activity of the company: Manufacturing of intermediaries for plasticizers, resins and fibers.

Itautec S.A.: Member of the Board of Directors since April 1997; Vice-Chairman of the Board of Directors since January 2010, having been Chairman of the Board of Directors from April 2009 to January 2010, and Vice-Chairman of the Board of Directors from April 1997 to April 2009.

Main activity of the company: Manufacturing of IT equipment.

Academic background: Bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT), in 1992, and post-graduate degree in Business Administration from Fundação Getúlio Vargas.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Duratex S.A., and Elekeiroz S.A.. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALFREDO EGYDIO SETUBAL

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Vice-Chairman of the Board of Directors since September 2008; Member of the Ethics, Disclosure and Trading committee since August 2008, and of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2007; Executive Vice-President and Investor Relations Director since March 2003; President of the Disclosure and Trading Committee since April 2005; Member of the Appointments and Corporate Governance Committee since June 2009 and Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding.

Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2008.

Main activity of the company: Holding companies of non-financial institutions.

Itaú Unibanco S.A.: Executive Vice-President since March 1996; Investor Relations Director from 1995 to 2003; Executive Director from 1993 to 1996; Managing Director from 1988 to 1993.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Other: National Association of Investment Banks – ANBID: Vice- President from 1994 to August 2003 and President from August 2003 to August 2008; Association of Broker-Dealers – ADEVAL: Member of the Advisory Board since 1993; Brazilian Association of Listed Capital Companies – ABRASCA: Member of the Management Board since 1999; Brazilian Institute of Investors Relations – IBRI: Member of the Board of Directors from 1999 to 2000 and President of the Superior Committee of Guidance, Appointments and Ethics since 2009; São Paulo Museum of Modern Art – MAM: Financial Director since 1992.

Main activity of the company: Multiple-service bank, with commercial portfolio.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and Investimentos Bemge S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

67

Name: CANDIDO BOTELHO BRACHER

Professional experience:

Itaú Unibanco Holding S.A.: Executive Vice-President since May 2005; Member of the Board of Directors since November 2008; Member of the Personnel Committee since June 2009.

Main activity of the company: Holding.

Banco Itaú BBA S.A. Member of the Board of Directors since February 2003; Chief Executive Officer since April 2005; Executive Vice-President from February 2003 to April 2005, when he was in charge of the Commercial, Capital Markets and Human Resources Policies areas.

Main activity of the company: Multiple bank, with portfolio investment

Pão de Açúcar: Member of the Board of Directors.

BM&FBovespa S.A.: Member of the Board of Directors.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getulio Vargas in 1980.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and BM&FBovespa S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: DEMOSTHENES MADUREIRA DE PINHO NETO

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2012.

Main activity of the company: Holding.

Itaú Unibanco S.A.: Executive Director from December 2008 to April 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A. Executive Vice-President from November 2008 to April 2009.

Main activity of the company: Multiple bank, with portfolio investment

Unibanco – União de Bancos Brasileiros: Vice-Chairman from July 2005 to April 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco Asset Management: Executive Director from August 2002 to July 2005.

ANBID: Vice-President from 2000 to 2003.

Dresdner Asset Management: Chief Executive Officer from 1999 to 2002.

Central Bank of Brazil: Director of International Affairs from 1997 to March 1999.

Ministry of Finance: General Coordinator of Monetary and Financial Policy.

Academic background: Bachelor's degree and master's degree in Economics from PUC-RJ and Ph.D in Economics from University of California – Berkeley.

Professor of Economics and Finance at FGV-SP, PUC-RJ and INSPER / IBEMEC SP: from 1991 to 2004.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Unibanco – União de Banco Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2006; President of the Audit Committee since September 2008; member of the Audit Committee from May 2007 to September 2008; member of the Capital and Risk Management Committee since May 2008; President of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding.

Tendências Consultoria Integrada S/S Ltda.: Partner.

Main activity of the company: Consultancy.

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Tendências Conhecimento Assessoria Econômica Ltda.: Partner.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Economic consultancy.

Central Bank of Brazil: Chairman from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília in 1979, Ph.D in Economics from Fundação Getulio Vargas (RJ) in 1983.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: HENRI PENCHAS

Professional experience:

Itaúsa - Investimentos Itaú S.A.: Executive Vice-President since April 2009; Executive Director from December 1984 to April 2008; Investor Relations Director and member of the Ethics, Disclosure and Trading Committee from April 1995 to April 2008 and since April 2009; Member of the Investment Polices and Accounting Polices committees from August 2008 to April 2011.

Main activity of the company: Holding.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since March 2003 and member of the International Advisory Board from March 2003 to April 2009; Senior Vice-President from March 2003 to May 2008; Member of the Compensation Committee since February 2011; Member of the Strategy and the Appointments and Corporate Governance committees since June 2009; Member of the Disclosure and Trading Committee from May 2005 to April 2009, and member of the Capital and Risk Management Committee and the Accounting Policies Committee from May 2008 to April 2009,

Main activity of the company: Holding.

Itaú Unibanco S.A.: Member of the Board of Directors from April 1997 to March 2003; Senior Vice-Chairman from April 1997 to April 2008; Executive Vice-Chairman from April 1993 to March 1997; Executive Director from 1988 to 1993; in charge of the Economic Control Area.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A. Member of the Board of Directors since February 2003; Vice-Chairman of the Board of Directors from February 2003 to April 2009.

Main activity of the company: Multiple bank, with portfolio investment

Duratex S.A.: Chief Executive Officer since August 2009 and General Director from April to August 2009; member of the Disclosure and Trading Committee since December 2009.

Main activity of the company: Manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramic and plastic materials.

Academic background: Bachelor’s degree in Mechanical Engineering from Universidade Mackenzie in 1968 and post-graduate degree in Finance from Fundação Getulio Vargas.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and Duratex S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ISRAEL VAINBOIM

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since November 2008; member of the Strategy Committee, and of the Appointments and Corporate Governance Committee since June 2009;

Main activity of the company: Holding.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 1976 to 1977; from 1973 to 1978 he ran the back office of Unibanco Group; in 1988 he was elected President of Unibanco – União de Bancos Brasileiros S.A., a position he held to August 1992.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco Holdings S.A.: Chief Executive Officer from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; member of the Board of Directors from 1988 to 2009.

Main activity of the company: Holding.

Academic background: Bachelor’s degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro (UFRJ) and master’s degree in Business Administration, or MBA, from Stanford University.

69

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Unibanco – União de Bancos Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: NILDEMAR SECCHES

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2012.

Main activity of the company: Financial and industrial holding.

BRF – Brasil Foods: Chairman of the Board of Directors since April 2007.

Main activity of the company: Food industry.

WEG S.A.: Vice-Chairman of the Board of Directors since 1998.

Iochpe-Maxion: Vice-Chairman of the Board of Directors since 2004.

Ultrapar S.A.: Member of the Board of Directors since April 2002.

Main activity of the company: Distribution of fuels, chemicals and storage for liquid bulk.

Suzano Papel e Celulose: Member of the Board of Directors since May 2008.

Perdigão S.A.: Chief Executive Officer from January 1995 to October 2008.

Main activity of the company: Food industry.

Iochpe-Maxion Group: Corporate General Director from 1990 to 1994.

Main activity of the company: Industrial holding.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1987 to 1990.

Main activity of the company: Development bank.

Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry): President from 2001 to 2003.

Academic background: Bachelor’s degree in Mechanical Engineering from Universidade de São Paulo (USP) of São Carlos, post-graduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas (SP).

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., BRF – Brasil Foods, Weg S.A., Suzano Papel e Celulose, Iochpe-Maxion and Ultrapar S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: PEDRO LUIZ BODIN DE MORAES

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since November 2008; member of the Capital and Risk Management Committee since June 2009.

Main activity of the company: Holding.

Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from April 2003 to August 2009.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991.

Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003.

Main activity of the company: Holding.

Academic background: Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

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II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Unibanco – União de Bancos Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: PEDRO MOREIRA SALLES

Professional experience:

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since January 2009; member of the Strategy Committee, of the Appointments and Corporate Governance Committee and of the Personnel Committee since June 2009, Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding.

Banco Itaú BBA S.A. Vice-Chairman of the Board of Directors since February 2009.

Main activity of the company: Multiple bank, with portfolio investment.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors from 2004 to November 2008; Chief Executive Officer from April 2004 to November 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008.

Main activity of the company: Holding.

IUPAR - Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since 2008.

Main activity of the company: Holding.

Porto Seguro S.A.: Vice-Chairman of the Board of Directors since November 2009.

Main activity of the company: Holding.

Unibanco Holdings S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from April 2004 to November 2008.

Main activity of the company: Holding.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding.

Totvs S.A.: Member of the Board of Directors since March 2010.

Main activity of the company: Communication and information technology.

Academic background: Bachelor’s degree, magna cum laude in Economics and History from the University of California, in Los Angeles, and attended the International Relations program at Yale University and the OPM – Owners/Chairman Management Program at Harvard University.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A., Totvs S.A. and Porto Seguro S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: PEDRO PULLEN PARENTE

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2012.

Main activity of the company: Holding.

Bunge Brasil: Chairman and Chief Executive Officer.

George Washington University – Latin American Studies Center: Member.

Grupo RBS: Executive Vice-President from January 2003 to December 2009.

BMF&Bovespa, Amcham and SBR: Member of the Board of Directors.

Duratex S.A., Kroton, CPFL, Suzano Papel e Celulose, América Latina Logística S.A. - ALL, Banco do Brasil, Petrobrás and TAM: Member of the Board of Directors.

Instituto Brasileiro de Ética Concorrencial - ETCO: Member.

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Mr. Parente has held a number of positions in the government economy area during his career. He was also an advisor to the International Monetary Fund (IMF) and to public institutions in Brazil, among which we highlight the State Departments and the Brazilian Constitutional Convention of 1988. He was State Minister (1999-2002), having coordinated the transition team from President Fernando Henrique Cardoso’s to President Lula’s term of office. In that period, Mr. Parent had another outstanding performance when he was the President of the Energy Crisis Management Chamber for 2001/02.

Academic background: Bachelor’s degree in Electronic Engineering from Universidade de Brasília (1976), he has attended specialization Control and Audit courses from Fundação Getúlio Vargas (1982) and Accounting Systems Audit and Use of Electronic Data Processing courses (1979).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A.: in the position specified above and in other companies, as specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: RICARDO VILLELA MARINO

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011; member of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2008; Member of the Personnel Committee since June 2009, Member of the Capital and Risk Management Committee from May 2008 to April 2009.

Main activity of the company: Holding.

Itaú Unibanco S.A.: Executive Vice-President since April 2010; Executive Director from September 2006 to April 2010; Senior Managing Director from April 2005 to August 2006; Managing Director from April 2004 to April 2005.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Duratex S.A.: Alternative Member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramic and plastic materials.

Elekeiroz S.A.: Alternative Member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediaries for plasticizers, resins and fibers.

Itautec S.A.: Alternative Member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of IT equipment.

Other: Federación Latino Americana de Bancos FELABAN: President from 2008 to 2010.

Academic background: Bachelor’s degree in Mechanical engineering from Escola Politécnica of the University of São Paulo in 1996, master’s degree in Business administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Duratex S.A., Elekeiroz S.A. and Itautec S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ROBERTO EGYDIO SETUBAL

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Executive Vice-President since May 1994; President of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding.

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer since March 2003; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy and Personnel committees since June 2009; Member of the Capital and Risk Management Committee since May 2008, Member of the Appointments and Compensation Committee from May 2005 to April 2009 and Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding.

Itaú Unibanco S.A.: Chief Executive Officer since April 1994 and General Manager since August 1990; Member of the Board of Directors from April 1995 to March 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A. Chairman of the Board of Directors since February 2003.

Main activity of the company: Multiple bank, with portfolio investment

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Itauseg Participações S.A.: Chairman of the Board of Directors since July 2005, Executive Vice-President from March 2005 to July 2008.

Main activity of the company: Holding.

Other: President of the Brazilian Federation of Banks (FENABAN) and the Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001; Institute of International Finance: Vic—President since September 2003; Board Member of the International Monetary Conference; Member of the International Advisory Committee of the Federal Reserve Bank of New York; Member of the International Advisory Committee of the New York Stock Exchange – NYSE since April 2005; Member of the China Development Forum since 2010.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo, 1977, and master’s degree in Science Engineering from Stanford University in 1979.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and Itauseg Participações S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

MEMBERS OF THE FISCAL COUNCIL

Name: ALBERTO SOZIN FURUGUEM

Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2006, alternate member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding.

Central Bank of Brazil: Economist, head of the Economics Department (1981/1983), Director (1985), Delegate in São Paulo (1991/1992) and bookkeeper (1963/1966).

Ministry of Finance: Advisor of the Minister (Mário Henrique Simonsen term of office).

Government of the State of Rio de Janeiro: Director of the Development Bank (1975/1979) and Director of the Central Bank of Brazil (1985).

Academic background: Bachelor’s degree in Economics; post-graduate degree from Fundação Getúlio Vargas.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: IRAN SIQUEIRA LIMA

Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since March 2003.

Main activity of the company: Holding.

Central Bank of Brazil: Career employee from 1967 to 1993, where he held many positions, of which the following stand out: Deputy Head of the Capital Markets Inspection Department (1976/1979), Head of the Capital Markets Department (1979/1984), Director of the Capital Markets Area (1984), Director of the Inspection Area (1985), Regional Delegate in São Paulo-SP (1991 and 1993).

Banco da Cidade S.A.: Director of the Capital Markets Area (1986), during the period in which he took away a license from the Central Bank of Brazil. In that same period (1986/1988), he founded an advisory services office in the capital markets area, where he held the position of Managing Partner from 1987 to June 1988. In July 1988, he returned to the Federal Government to carry out the duty of Secretary of Budget and Control over Government Companies (SEST) (July 1988 to March 1990); from May 1991 to December 1992, he held the position of Economic and Finance Director in Telebrás – Telecomunicações Brasileiras S.A.; member of the Board of Directors of the Brazilian Social and Economic Development Bank (BNDES), Telesp – Telecomunicações de São Paulo and Telebrás. Since 1972, he has taught subjects related to the Accounting and Finance areas in the following Universities: AEUDF, UNB, USP, and in the MBA courses of FIPECAFI.

Academic background: Bachelor’s degrees in Economics from UERJ (1969) and in Accounting from AEUDF (1973), Mr. Lima holds a post-graduate degree in Economics Engineering and Industrial Administration from Universidade Candido Mendes (1971), and a master’s degree and PhD in Accounting and Comptrollership from Universidade de São Paulo (1976 and 1998, respectively).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

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Name: JOÃO COSTA

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Alternative Member of the Fiscal Council since April 2009.

Main activity of the company: Holding.

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since March 2009.

Main activity of the company: Holding.

Itaú Unibanco S.A.: Managing Director from April 1997 to April 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

FEBRABAN – Brazilian Federation of Bank Associations: Effective Member of the Fiscal Council from April 1997 to August 2008.

FENABAN – Brazilian Federation of Banks: Effective Member of the Fiscal Council from April 1997 to August 2008.

IBCB – Brazilian Institute of Banking Science: Effective Member of the Fiscal Council from April 1997 to August 2008.

State of São Paulo Bank Association: Effective Member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with specialization in Business Administration from FEA/USP; He attended the Management Program for Executives – University of Pittsburgh.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: JOSÉ CARUSO CRUZ HENRIQUES

Professional experience:

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since April 2011.

Main activity of the company: Holding.

Itaú Unibanco S.A.: Managing Director from December 1988 to August 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

BFB Leasing S.A.– Arrendamento Mercantil: Director from June 1997 to July 2003.

Main activity of the company: Lease company.

Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple bank, with commercial portfolio

Banco Itaucard S.A.: Director from December 1999 to April 2003.

Main activity of the company: Multiple bank, with commercial portfolio

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Director from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Director from April to October 2000.

Itautec Componentes da Amazônia S.A.– Itaucam: Director from April 1993 to April 2003.

Corhen Serviços Ltda.: Executive President since 2003.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo (SP) in 1971 and post-graduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and BFB Leasing S.A.– Arrendamento Mercantil in the above specified positions.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

With respect to the members of the Board of Directors and the Fiscal Council of the Issuer, please find below marital relationship, stable union or kinship extended to relatives once removed between:

a) issuer’s management members

•	Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Director) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Director and CEO).

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b) (I) Issuer’s management members and (II) management members of the Issuer’s direct or indirect subsidiaries

•	Olavo Egydio Setubal Júnior (Vice-Chairman of the Board of Directors of the subsidiary Itauseg Participações S.A.) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer of the Issuer) and of Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Director of the Issuer)

c) (i) management members of the Issuer or its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies

•	Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, are in the controlling group of the Issuer;

•	The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO), Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Director) and Olavo Egydio Setubal Júnior (Vice-Chairman of the Board of Directors of the subsidiary Itauseg Participações S.A.), together with their brothers and sister José Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the controlling group of the Issuer;

•	Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors), together with his sister Ana Lúcia de Mattos Barretto Villela, is in the controlling group of the Issuer; and

•	Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and his brother Rodolfo Villela Marino, is in controlling group of the Issuer,

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies

•	Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, are in the management of the controlling companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

•	The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Director) are in the management of the controlling company IUPAR – Itaú Unibanco Participações S.A.;

•	The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-president and Investor Relations Director), together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of the parent company Itaúsa – Investimentos Itaú S.A.;

•	Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer), together with his brother Ricardo Egydio Setubal, is in the management of the controlling company Companhia Esa;

•	Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors), together with his aunt Maria de Lourdes Egydio Villela, is in the management of the parent company Itaúsa – Investimentos Itaú S.A.;

•	Ricardo Villela Marino (member of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the management of the parent company IUPAR – Itaú Unibanco Participações S.A.;

•	Ricardo Villela Marino (member of the Board of Directors) is the son of Maria de Lourdes Egydio Villela and brother of Rodolfo Villela Marino, both management members of the controlling company Itaúsa – Investimentos Itaú S.A.;

•	Ricardo Villela Marino (member of the Board of Directors) is the brother of Rodolfo Villela Marino, management member of the controlling company Companhia Esa.

With respect to the members of the Board of Directors and the Fiscal Council of the Issuer, please find below the subordination, services provision or control relationships maintained for the last three years between them and:

a) Issuer’s direct or indirect subsidiary

Except for the management members Alfredo Egydio Arruda Villela Filho, Gustavo Jorge Laboissière Loyola , Nildemar Secches and Pedro Pullen Parente, all the others have management positions in subsidiary companies. In addition, the management member Cândido Botelho Bracher is a party to a shareholder’s agreement relating to the shares of Banco Itau BBA S.A.

b) Issuer’s direct or indirect parent company

The management members Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino, Roberto Egydio Setubal, are parties to the controlling group of Itaú Unibanco. Henri Penchas is a management member of Itaúsa, which is part of the Issuer’s controlling group as well as of other companies controlled by Itaúsa. Management member Israel Vainboim was the management member of the Moreira Salles family through 2009.

c) if relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people

None.

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ATTACHMENT V

Item 13 of Attachment 24 of CVM Instruction Nº. 480/09 - MANAGEMENT COMPENSATION

13.1. Describe the policy or practice for the compensation of the Board of Directors, statutory and non-statutory board of officers, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

a) objectives of the compensation policy or practice:

The objective of the Issuer’s compensation policy is to attract, compensate, retain and stimulate the management in the conduction of its business, enabling the Issuer to achieve sustainable results.

The Issuer believes that said policy strengthens and creates better conditions for its development, as well as for the development of its management members and collaborators, always in line with the stockholders’ interests.

At the time the Issuer’s compensation policy was established, values aligned with those adopted by the market and with the Issuer’s strategy, as well as with the effective risk management over time are considered, so as not to encourage behavior that increases risk exposure above the levels considered prudent. The Issuer privileges variable compensation, which corresponds to a significant portion of the total compensation paid to the management members.

Additionally, the Issuer offers a stock option plan to its management, which enables the alignment of the interests of the management members with those of the Issuer's stockholders, as the same risks and earnings provided by the appreciation of its stocks are shared. It is important to emphasize that, in accordance with the case law existing in Brazil, the Issuer understands that its stock option plan does not have a compensatory nature. Notwithstanding the aforementioned, in view of the information structure required under the scope of this item 13 of the Reference Form, and for merely information purposes, provisions on the Issuer’s stock option plan will be included in this item.

Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”) has determined new rules related to the compensation of management members of financial institutions.

The variable compensation should be consistent with the institution’s risk management policies, of which at least 50% (fifty percent) of the compensation must be paid through shares and, at the least, 40% (forty percent) should be deferred for payment in at least 3 (three) years, and this deferred portion will be subject clawbacks, based on the result of the institution or the business area during the period of deferral. These new rules have been in force since January 1, 2012 and relate to the management compensation for year base 2012.

In order to comply with the Resolution on Compensation, on September 6, 2011 the Issuer was authorized by the CVM to transfer, on a private basis, its own treasury shares to its executives and the executives of its controlled companies; for the latter, they should be transferred directly and/or through its controlled companies, with the proposal being conditioned on the approval at the Issuer’s General Meeting.

Accordingly, it will be proposed to the stockholders, at the extraordinary stockholders’ meeting to be held on April 20, 2012, that they approve the authorization to use the Issuer’s preferred shares (ITUB4) to compensate the executives of the Issuer and of the companies controlled by it.

The governance structure of compensation comprises clear and transparent processes. Accordingly, in order to achieve the purposes mentioned above and aiming at aligning the best governance practices introduced in this country and abroad, as well as to ensure the balance of the institution’s risk management practices, the Issuer has a Personnel Committee and a Compensation Committee to discuss the compensation of the major executives of the Itaú Unibanco Conglomerate, subordinated to the Board of Directors, whose main duties are: a) to prepare, review and oversee the implementation of the compensation policy for the Issuer’s management members and employees, by proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to benefits and special recruiting and termination programs; b) to discuss and analyze the current compensation models for Itaú Unibanco S.A. and Banco Itaú BBA S.A. (including the treasury area); c) to propose a compensation package for the Chief Executive Officer of the Issuer for approval by the Board of Directors; and d) to evaluate and approve the compensation packages proposed by the Chief Executive Officer to the Executive Vice-Presidents of Banco Itaú S.A., the Chief Executive Officer and Executive Vice-Presidents of Banco BBA S.A., including fixed and variable fees, and benefits and long-term incentives; and e) to approve the granting of stock options of the Itaú Unibanco Conglomerate, the Committee being responsible for institutional decisions within the scope of stock option plans sponsored by the Issuer. It will be proposed to the stockholder, at the extraordinary stockholders’ meeting to be held on April 20, 2012, that they approve the inclusion in the Bylaws of the provisions related to the Compensation Committee under the terms of the Resolution on Compensation.

In addition to the Personnel and Compensation committees, the Appointments and Corporate Governance Committee was established, which also reports to the Board of Directors and whose main responsibility is to monitor the Issuer’s governance, especially regarding topics related to the Board of Directors. Accordingly, the Appointments and Governance Committee is responsible for the process for assessing the performance of the Board of Directors, and it should (i) recommend processes for assessment of the Board of the Directors, the members and Chairman of the Board, Committees and Chief Executive Officer; and (ii) provide methodological and procedural support to the assessment of the Board of Directors, the members and Chairman of the Board, Committees and Chief Executive Officer.

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It is also incumbent upon said Committee to propose the division, among the members of the Board of Directors, of the aggregate fixed compensation established by the Annual Stockholders Meeting.

Regarding the benefit policy, noteworthy are the benefits focused on health (health and dental care plan) and private pension plan.

b) compensation composition, indicating:

i - description of the compensation elements and the objectives of each one of them

Board of Directors

In 2011, the members of the Board of Directors received fixed fees and benefits, in addition to being part of the Issuer’s stock option plan.

Beginning in 2012, the annual compensation of the members of the Board of Directors of the Issuer will be composed of (i) monthly fixed fees; (ii) annual fixed fees, which will be paid through stock based compensation; and (iii) benefit plan. The maximum compensation amounts will be defined at the annual stockholders' meeting, and the division of the amounts among its members will be carried out according to the proposal of the Appointments and Corporate Governance Committee, subject to the approval of the Board of Directors.

The Issuer privileges the stock based compensation, which will correspond to a significant portion of the total compensation paid to the members of the Board of Directors. Accordingly, this payment, in addition to attract, motivat and integrate the management members in the process of development of the institution in the medium and long terms, offers them the opportunity to take part in the appreciation that their work and dedication brought to the capital stock of the Issuer.

In the event the member of the Board of Officers of the issuer is also part of the Board of Officers of the Issuer or of its controlled companies, her/his compensation will be subject to the policy of the area in which she/he is an officer.

Board of Officers

The Issuer does not have any non-statutory officers, and the annual compensation of the members of the Board of Officers is composed of (i) monthly fixed fees; (ii) short-term variable compensation (special fees and profit sharing, paid on an annual basis); and (iii) benefit plan. The maximum compensation amounts are defined at the annual stockholders’ meeting, based on the limits imposed by article 152 of Law No. 6,404/76.

In addition to the compensation, the Issuer grants to its management members, without a compensatory nature, stock options, pursuant to the Issuer’s Stock Option Plan.

In 2011, the Issuer privileged the variable compensation, which corresponded to the largest portion of total compensation paid to the members of the Board of Officers. In addition, the Issuer privileged the stock option program, pursuant to the Issuer’s Stock Option Plan. The plan aligns the interests of the management members with those of the Issuer's stockholders, as the same risks and earnings provided by the appreciation of its stocks are shared.

Beginning in 2012, taking into consideration the Resolution on Compensation, the variable compensation will be paid 50% (fifty percent) with shares, on a deferred and annual basis, with the purpose of rewarding the contribution made by each officer in the results achieved by the Issuer in a certain year. Therefore, it will be proposed to the stockholders, at the extraordinary stockholders’ meeting to be held on April 20, 2012, that they approve the management compensation to be paid with the Issuer’s preferred shares (ITUB4).

Fiscal Council

The total annual compensation of the members of the Fiscal Council is established at the annual stockholders' meeting, subject to the approval of the Board of Directors. Pursuant to the legislation, such compensation cannot be lower, for each acting member, to 10% (ten percent) of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing assigned to officers). Thus, the members of the Fiscal Council receive only a monthly fixed compensation and are not eligible for the benefit policy.

Audit Committee

The compensation of the members of the Audit Committee of the Issuer is composed of (i) monthly fixed fees; and (ii) benefit plan.

For the members of the Audit Committee who are also part of the Board of Directors of the Issuer, the compensation policy of the Board of Directors is applied.

Committees

The members of the other statutory or non-statutory committees of the Issuer are compensated according to their duties in the executive bodies or areas in which they work, and they do not receive a specific compensation for belonging to said committees.

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The Compensation Committee, pursuant to the Resolution on Compensation, should have a non-management member, and the compensation of such member has not yet been defined.

ii - the proportion of each element in total compensation

In 2011, for the Board of Directors of the Issuer, in accordance with the policy, the fixed compensation, the stock options plan and the benefits corresponded, in relation to the total amount received by the members of the Board of Directors, respectively, to 49% (forty-nine percent), 49% (forty-nine percent) and 2% (two percent).

For the Board of Officers of the Issuer, the fixed compensation, the short-term variable compensation, the stock options plan and the benefits corresponded, in relation to the total amount received by the members of the Board of Officers in 2011, respectively, to 9% (nine percent), 59% (fifty-nine percent), 31% (thirty-one percent) and 1% (one percent).

For the Audit Committee of the Issuer, the fixed compensation and benefits corresponded in 2011, in relation to total compensation, respectively, to 96% (ninety-six percent), and 4% (four percent).

Regarding the Fiscal Council, the fixed compensation of its members corresponds to 100% (one hundred) of total compensation.

It should be noted that (i) the aforementioned proportions do not include possible charges supported by the Issuer arising from the amounts paid and (ii) the total composition of the amounts varies according to the difference of behavior of each portion of compensation: on one hand, the stability of fixed compensation and benefits, and, on the other hand, the instability of the variable compensation and the granting of stock options. The variable compensation is influenced by the individual performance, the results of the Issuer and the business area. The granting of options is influenced by market variations and the appreciation of shares, among other risk factors.

iii -calculation and adjustment methodology for each of the compensation elements

Monthly fixed fees

Monthly fixed fees are agreed with management and are based on internal equality, providing mobility of management members across the businesses of the Issuer.

Short-term variable compensation (special fees and annual profit sharing)

It takes into consideration the influence of three factors on the target variable compensation: (a) the results of the Issuer’s operations; (b) the results of the business area; and (c) the management member’s performance.

Granting of options to purchase shares (stock option plan of the Issuer)

It takes into consideration the role performed by the management member and, for officers, the amount received as short-term variable compensation.

Benefit plan

It is compatible with the market practices, taking into consideration that the main benefits are health care and private pension plans.

iv. reasons that justify the composition of compensation

The Issuer favors variable compensation and the granting of stock options, which correspond to the largest portion of the total amounts paid to management members. This practice is aimed at aligning the risk management in the short, medium and long terms, in addition to prove benefits to management in the same proportion that their performance benefits the Issuer and its stockholders.

Beginning in 2012, taking into consideration the Resolution on Compensation, the variable compensation will be paid 50% (fifty percent) with shares, on a deferred basis.

c) main performance indicators that are taken into consideration in determining each compensation element:

The variable compensation (special fess and profit sharing) represents a significant portion of the amounts paid to management members and is greatly influenced by performance indicators. The first performance indicator to be taken into consideration when setting the amount of such portions is the Issuer’s income. Subsequently, the performance indicator to be taken into consideration is the business area. Finally, for officers, the individual performance is assessed taking into consideration financial, process, client satisfaction and people management indicators, in addition to indicators for goals in relation to the other areas of the Issuer.

It takes into consideration the role performed by the management member and, for officers, the amount received as short-term variable compensation.

Monthly fixed fees and the benefit plan represent the smallest portion of the total amount received by management members and are not impacted by performance indicators.

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d) how the compensation is structured to reflect the evolution of performance indicators:

As mentioned above, a significant portion of the total amount paid to management members is provided through variable compensation, which is considerably influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

e) how the compensation policy or practice is aligned with the Issuer’s short-, medium- and long-term interests:

As mentioned in item “c” above, the Issuer favors the short-term variable compensation and the granting of stock options, which correspond to a significant portion of the total amount received by management members. This practice is aimed at aligning the risk management in the short, medium and long terms, in addition to providing benefits to management in the same proportion that their performance benefits the Issuer and its stockholders.

Taking into consideration that the compensation of management ends up being affected by the results of the Issuer, including the risks assumed by the latter, we believe that the compensation policy causes the management interests to be aligned with those of the Issuer.

f) existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies:

The compensation of many members of the Board of Directors and the Board of Officers is provided by controlled companies (see subitem 13.15), taking into consideration that the amounts indicated in subitem 13.2 already include the total compensation paid by the Issuer and its subsidiaries and controlled companies.

g) existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control:

At present there is no – neither is provided for in the Issuer’s compensation policy - compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the Issuer’s stockholding control.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council recognized in the income or loss for the past three years and to that determined for the current year, please prepare a table containing:

In 2009, the annual stockholders’ meeting approved the aggregate compensation amount to be paid to the members of the Board of Directors in the amount of R$ 20 million, whereas the compensation to be paid to members of the Board of Officers in the amount of R$ 80 million. Regarding the Fiscal Council, the monthly individual compensation of R$ 12 thousand was approved to the effective members and R$ 5 thousand to alternate members. Of these amounts, the following amounts were effectively spent.

In addition to the compensation established at the stockholders’ meeting, the management members received in 2009 (i) Issuer’s profit sharing; and (ii) granting of stock options, under the provision of the Stock Option Plan of the Issuer (the Issuer understands that, in accordance with the case law existing in Brazil, its stock option plan does not have a compensatory nature). The amounts recognized in the financial statements related to these expenses are shown below:

2009			R$, except if otherwise indicated
			Board of	Statutory	Fiscal
a	body		Directors	Officers	Council	Total
b	number of members (people)		9.17	16.00	5.50	30.67
c	compensation segregated into:
	i	annual fixed compensation, segregated into:	4,417,350	11,788,495	719,075	16,924,921
		. salary or management fees	3,525,475	9,325,712	587,000	13,438,187
		. direct and indirect benefits	98,644	364,498	N/A	463,141
		. compensation for participating in committees	N/A	N/A	N/A	N/A
		. other	793,232	2,098,285	132,075	3,023,592
	ii	variable compensation, segregated into:	N/A	80,744,962	N/A	80,744,962
		. bonuses	N/A	N/A	N/A	N/A
		. profit sharing	N/A	55,419,281	N/A	55,419,281
		. compensation for attending meetings	N/A	N/A	N/A	N/A
		. commissions	N/A	N/A	N/A	N/A
		. other	N/A	25,325,681	N/A	25,325,681
	iii	post-employment benefits:	64,812	4,641,338	N/A	4,706,150
	iv	benefits arising from the termination of mandate	N/A	559,670	N/A	559,670
	v	stock-based compensation	3,652,531	35,791,670	N/A	39,444,200
d	amount, per body, of the compensation of the board of directors, statutory officers and fiscal council		8,134,692	133,526,136	719,075
e	amount of compensation of the board of directors, statutory officers and fiscal council					142,379,903

Note:

1. There are five members that comprise the Board of Directors of the Issuer who also perform executive functions, which is the reason their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts referring to the compensation of such members are fully included only in the table related to the compensation of the Issuer’s Board of Officers. This note is also applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13, and 13.15.

2. The number of members of each body corresponds to the annual average number of members of each body computed on a monthly basis, according to the guideline set out in the Circular Letter/CVM/SEP/No. 03/2010. This note is also applicable to item 13.3.

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3. The amounts mentioned in item “c, ii – other” correspond to special fees and, together with the profit sharing described in the table below, comprise the short-term variable compensation paid by the Issuer. The payment criteria related to these fees are the same as those adopted for the payment of short-term variable compensation, as detailed in item 13.1.

4. The calculation of the stock-based compensation was made in compliance with the accounting standards which address this matter - CPC 10. In the consolidated financial statements of the Issuer, this compensation is reported in Note 17 – Related Parties, item “b” Compensation of the Key Management Personnel.

5. The compensation of several members of the Board of Directors and Board of Officers is provided by controlled companies (see subitem 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its subsidiaries, controlled or parent companies.

6. The average compensation amount per member in 2009 was: Board of Directors, R$ 887 thousand and Board of Officers R$ 8,345 thousand.

7. The stock-based compensation, mentioned in item “c”, “v”, corresponds to the amount of the stock options granted to the executives. It should be emphasized that, in accordance with the case law existing in Brazil, the Issuer understands that its stock option plan does not have a compensatory nature.

In 2010, the annual stockholders’ meeting approved the aggregate compensation amount to be paid to the members of the Board of Directors in the amount of R$ 10 million, whereas the compensation to be paid to members of the Board of Officers in the amount of R$ 105 million. Regarding the Fiscal Council, the monthly individual compensation of R$ 12 thousand was approved to the effective members and R$ 5 thousand to alternate members. Of these amounts, the following amounts were effectively spent:

In addition to the compensation established at the stockholders’ meeting, the management members received in 2010 (i) Issuer’s profit sharing; and (ii) granting of stock options, under the provision of the Stock Option Plan of the Issuer (the Issuer understands that, in accordance with the case law existing in Brazil, its stock option plan does not have a compensatory nature). The amounts recognized in the financial statements related to these expenses are shown below:

2010			R$, except if otherwise indicated
			Board of	Statutory	Fiscal
a	body		Directors	Officers	Council	Total
b	number of members (people)		8.00	15.67	5.42	29.09
c	compensation segregated into:
	i	annual fixed compensation, segregated into:	3,682,454	11,488,008	706,825	15,877,287
		. salary or management fees	2,914,500	8,953,504	577,000	12,445,004
		. direct and indirect benefits	112,191	519,966	N/A	632,157
		. compensation for participating in committees	N/A	N/A	N/A	N/A
		. other	655,763	2,014,538	129,825	2,800,126
	ii	variable compensation, segregated into:	N/A	82,191,168	N/A	82,191,168
		. bonuses	N/A	N/A	N/A	N/A
		. profit sharing	N/A	44,477,350	N/A	44,477,350
		. compensation for participating in meetings	N/A	N/A	N/A	N/A
		. commissions	N/A	N/A	N/A	N/A
		. other	N/A	37,713,818	N/A	37,713,818
	iii	post-employment benefits:	97,659	3,517,995	N/A	3,615,654
	iv	benefits arising from the termination of mandate	N/A	1,827,660	N/A	1,827,660
	v	stock-based compensation	7,394,585	28,695,231	N/A	36,089,816
d	amount, per body, of the compensation of the board of directors, statutory officers and fiscal council		11,174,698	127,720,062	706,825
e	amount of compensation of the board of directors, statutory officers and fiscal council					139,601,585

Note:

1. There are five members that comprise the Board of Directors of the Issuer who also perform executive functions, which is the reason their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts referring to the compensation of such members are fully included only in the table related to the compensation of the Issuer’s Board of Officers. Also for 2010, this note is applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

2. The compensation of several members of the Board of Directors and Board of Officers is provided by controlled companies (see subitem 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its subsidiaries, controlled or parent companies.

3. The average compensation amount per member in 2010 was: Board of Directors, R$ 1,397 thousand and Board of Officers R$ 8,151 thousand.

4. The stock-based compensation, mentioned in item “c”, “v”, corresponds to the amount of the stock options granted to the executives. It should be emphasized that, in accordance with the case law existing in Brazil, the Issuer understands that its stock option plan does not have a compensatory nature.

In 2011, the annual stockholders’ meeting approved the aggregate compensation amount to be paid to the members of the Board of Directors in the amount of R$ 11 million, whereas the compensation to be paid to members of the Board of Officers in the amount of R$ 115 million. For the Fiscal Council, the monthly individual compensation of R$ 12 thousand was approved to the effective members and R$ 5 thousand to alternate members. Of these amounts, the following amounts were effectively spent:

In addition to the compensation established at the stockholders’ meeting, the management members received in 2011 (i) Issuer’s profit sharing; and (ii) granting of stock option, under the provision of the Stock Option Plan of the Issuer (the Issuer understands that, in accordance with the case law existing in Brazil, its stock option plan does not have a compensatory nature). The amounts recognized in the financial statements related to these expenses are shown below:

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2011			R$, except if otherwise indicated
			Board of	Statutory	Fiscal
a	body		Directors	Officers	Council	Total
b	number of members (people)		8.00	14.92	5.17	28.08
c	compensation segregated into:
	i	annual fixed compensation, segregated into:	3,655,679	11,461,684	688,450	15,805,813
		. salary or management fees	2,914,500	9,001,522	562,000	12,478,022
		. direct and indirect benefits	85,417	434,820	N/A	520,237
		. compensation for participating in committees	N/A	N/A	N/A	N/A
		. other	655,763	2,025,342	126,450	2,807,555
	ii	variable compensation, segregated into:	N/A	66,653,323	N/A	66,653,323
		. bonuses	N/A	N/A	N/A	N/A
		. profit sharing	N/A	37,860,383	N/A	37,860,383
		. compensation for participating in meetings	N/A	N/A	N/A	N/A
		. commissions	N/A	N/A	N/A	N/A
		. other	N/A	28,792,940	N/A	28,792,940
	iii	post-employment benefits:	124,965	812,174	N/A	937,139
	iv	benefits arising from the termination of mandate	N/A	N/A	N/A	N/A
	v	stock-based compensation	834,048	32,310,605	N/A	33,144,654
d	amount, per body, of the compensation of the board of directors, statutory officers and fiscal council		4,614,692	111,237,787	688,450
e	amount of compensation of the board of directors, statutory officers and fiscal council					116,540,929

Note:

1. There are five members that comprise the Board of Directors of the Issuer who also perform executive functions, which is the reason their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts referring to the compensation of such members are fully included only in the table related to the compensation of the Issuer’s Board of Officers. Also for 2010, this note is applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

2. The compensation of several members of the Board of Directors and Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its subsidiaries, controlled or parent companies.

3. The average compensation amount per member in 2011 was: Board of Directors, R$ 577 thousand and Board of Officers R$ 7,457 thousand.

4. The stock-based compensation, mentioned in item “c”, “v”, corresponds to the amount of the stock options granted to the executives. It should be emphasized that, in accordance with the case law existing in Brazil, the Issuer understands that its stock option plan does not have a compensatory nature.

For 2012, it is proposed that the annual stockholders’ meeting approves the aggregate compensation to be paid to the members of the Board of Directors in the amount up to R$ 13 million, whereas the compensation to be paid to members of the Board of Officers is up to R$ 125 million. In relation to the members of the Fiscal Council, the proposal put forward at the stockholder’s meeting is for the approval of the individual monthly compensation of 12 thousand to effective members and R$ 5 thousand to alternate members, to assure flexibility to the Issuer. The compensation amounts approved may be paid in legal tender, in shares of the Issuer on in another method that management deems to be convenient, and it is estimated that the amount will be paid in the proportion described in the table below.

2012			R$, except if otherwise indicated
			Board of	Statutory	Fiscal
a	body		Directors	Officers	Council	Total
b	number of members (people)		8.00	15.00	6.00	29.00
c	compensation segregated into:
	i	annual fixed compensation, segregated into:	12,835,000	21,350,125	749,700	34,934,825
		. salary or management fees	6,188,000	16,922,000	612,000	23,722,000
		. direct and indirect benefits	113,375	620,675	N/A	734,050
		. compensation for participating in committees	N/A	N/A	N/A	N/A
		. other	1,392,300	3,807,450	137,700	5,337,450
	ii	variable compensation, segregated into:	5,141,325	N/A	N/A	5,141,325
		. bonuses	N/A	102,354,875	N/A	102,354,875
		. profit sharing	N/A	N/A	N/A	N/A
		. compensation for participating in meetings	N/A	See Note	N/A	See Note
		. commissions	N/A	N/A	N/A	N/A
		. other	N/A	N/A	N/A	N/A
		other special fees	N/A	102,354,875	N/A	102,354,875
	iii	post-employment benefits:	165,000	1,295,000	N/A	1,460,000
	iv	benefits arising from the termination of mandate	N/A	N/A	N/A	N/A
	v	stock-based compensation	See Note	See Note	N/A	See Note
d	amount, per body, of the compensation of the board of directors, statutory officers and fiscal council		13,000,000	125,000,000	749,700
e	amount of compensation of the board of directors, statutory officers and fiscal council					138,749,700

Note:

Beginning in 2012, taking into consideration the Resolution on Compensation, the variable compensation will be paid 50% (fifty percent) with shares, on a deferred and annual basis. This amount is included in item “c”, “ii”, of the table above, and it is not applied to item “c”, “v”. For illustrative purposes, it will take into consideration the year to which the compensation refers, regardless of the year it was paid.

In addition to the amounts established at the stockholders’ meeting, the members of the Board of Directors and the Board of Officers shall receive, as compensation, profit sharing of the Issuer, which, under the provisions of paragraph 1, article 152, of Law No. 6,404/76, is limited to the annual compensation of management members or 10% (ten percent) of the Company’s profits, whichever is lower. And also, on a non-compensatory basis, stock options are granted to the management members, pursuant to the Issuer’s Stock Option Plan. The amounts related to profit sharing and the granting of stock options are not included in the table above, which only reflects the estimated separation of the compensation amounts to be approved by stockholders at the annual stockholders’ meeting.

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It should be noted that, in the scope of the proposal to be presented to at the extraordinary stockholders' meeting to be held on April 20, 2012, the total number of (a) options to be used for compensation purposes, pursuant to the Resolution on Compensation for each fiscal year, and (b) options to be granted for purposes of the Stock Option Plan in each fiscal year, shall not exceed the limit of 0.5% of total shares of the Issuer that the majority and minority stockholders hold at the base date of the year-end balance sheet, taking into consideration that in the event that in a certain year the number of shares delivered and options granted is below the limit of 0.5% of total shares, the amount short of this percentage may be added when options are granted in any of the 7 (seven) subsequent years.

13.3. With respect to the variable compensation of the Board of Directors, Statutory Board of Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

2009			R$, except if otherwise indicated
			Board of	Statutory
a	body		Directors	Officers	Fiscal Council	Total
b	number of member (people)		9.17	16.00	5.50	30.67
c	With respect to bonuses:
	i	minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	ii	maximum amount provided for in the compensation plan amount provided for in the compensation plan should the targets	N/A	N/A	N/A	N/A
	iii	established be achieved	N/A	N/A	N/A	N/A
	iv	amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i	minimum amount provided for in the compensation plan	N/A	57,032,034	N/A	57,032,034
	ii	maximum amount provided for in the compensation plan amount provided for in the compensation plan should the targets	N/A	120,938,773	N/A	120,938,773
	iii	established be achieved	N/A	89,322,294	N/A	89,322,294
	iv	amount effectively recognized in income or loss for last year	N/A	80,744,962	N/A	80,744,962

Note:

The expression “variable compensation” refers to special fees together with profit sharing, which comprise the short-term variable compensation paid by the Issuer. The variable compensation recognized in 2009, in the amount of R$ 80,744,962, comprises R$ 55,419,281 of profit sharing, R$ 20,674,025 of “special fees” and R$ 4,651,656 of INSS levied on special fees. Should the Issuer’s result be zero or negative, the minimum amount set forth in the compensation plan would be zero.

2010			R$, except if otherwise indicated
			Board of	Statutory
a	body		Directors	Officers	Fiscal Council	Total
b	number of member (people)		8.00	15.67	5.42	29.09
c	With respect to bonuses:
	i	minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	ii	maximum amount provided for in the compensation plan amount provided for in the compensation plan should the targets	N/A	N/A	N/A	N/A
	iii	established be achieved	N/A	N/A	N/A	N/A
	iv	amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i	minimum amount provided for in the compensation plan	N/A	45,969,888	N/A	45,969,888
	ii	maximum amount provided for in the compensation plan amount provided for in the compensation plan should the targets	N/A	100,847,382	N/A	100,847,382
	iii	established be achieved	N/A	75,650,739	N/A	75,650,739
	iv	amount effectively recognized in income or loss for last year	N/A	82,191,168	N/A	82,191,168

Note:

The “variable compensation” recognized in 2010, in the amount of R$ 82,191,168, comprises R$ 44,477,350 of profit sharing, R$ 30,786,790 of “special fees” and R$ 6,927,028 of INSS levied on special fees. Should the Issuer’s result be zero or negative, the minimum amount set forth in the compensation plan would be zero.

2011			R$, except if otherwise indicated
			Board of	Statutory
a	body		Directors	Officers	Fiscal Council	Total
b	number of member (people)		8.00	14.92	5.17	28.08
c	With respect to bonuses:
	i	minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	ii	maximum amount provided for in the compensation plan amount provided for in the compensation plan should the targets	N/A	N/A	N/A	N/A
	iii	established be achieved	N/A	N/A	N/A	N/A
	iv	amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i	minimum amount provided for in the compensation plan	N/A	41,190,701	N/A	41,190,701
	ii	maximum amount provided for in the compensation plan amount provided for in the compensation plan should the targets	N/A	94,236,539	N/A	94,236,539
	iii	established be achieved	N/A	67,713,620	N/A	67,713,620
	iv	amount effectively recognized in income or loss for last year	N/A	66,653,323	N/A	66,653,323

Note:

1. Considering the criteria for Variable Compensation budget, the resulting minimum and maximum amounts are presented above. Depending on the change in results, the amounts may vary and even come to zero, should the Issuer’s result be either zero or negative.

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2. The “variable compensation” recognized in 2011, in the amount of R$66,653,323, comprises R$ 37,860,383 of profit sharing, R$23,504,440 of “special fees” and R$ 5,288,499 of INSS levied on special fees.

In relation to the profit sharing for 2012, see further clarification in item 13.2.

13.4. With respect to the stock-based compensation plan for the Board of Directors and Statutory Board of Officers in effect in the last year and determined for the current year, please describe:

a)	general terms and conditions

As mentioned in item 13.1, the Resolution on Compensation established that at least 50% (fifty percent) of the variable compensation of management members of financial institutions must be paid through shares or share-based instruments, and at the least 40% (forty percent) should be deferred to payment in at least 3 (three) years, and this deferred portion will be subject to clawbacks, based on the result of the institution or the business area during the period of deferral. These new rules have been in force since January 1, 2012 and relate to the management compensation for year base 2012.

The possibility of stock-based compensation will be submitted to the extraordinary stockholders' meeting to be held on April 24, 2012, and it shall be incumbent upon the Compensation Committee to approve a detailed policy on the management members’ compensation method for 2012.

Pursuant to the Resolution on Compensation, the extraordinary stockholders’ meeting to be held on April 20, 2012 should approve the inclusion, in the Issuer’s Bylaws, of the provisions related to the Compensation Committee, and the compensation policy of the Issuer’s management members shall be approved only after the investiture of the members of this committee.

Stock Option Plan

Firstly, it is important to emphasize one more time that, in accordance with the case law existing in Brazil, the Issuer understands that its stock option plan does not have a compensatory nature. Without prejudice and for simple information purposes, the provisions on the Issuer’s stock option plan are being included in this item 13.4.

The Issuer was one of the first Brazilian companies to grant stock options to its executives, a practice that has been adopted since 1995. The current Stock Option Plan of the Issuer (“Plan”) covers the whole Itaú Unibanco Conglomerate, including its subsidiaries, and it is frequently revised to be improved and adjusted to the legal innovations and to the Issuer's reality.

In accordance with the Plan’s provisions, the Issuer may grant stock options to its officers and members of Board of Directors, and to the management members of the controlled companies (“management members”) or to eligible employees and employees of controlled companies (“employees”) (“management members” and “employees”, collectively, “beneficiaries”). The rules and operational procedures of the Plan are established by a committee appointed by the Board of Directors of the Issuer (“Personnel Committee”).

It should be noted that the Itaú and Unibanco Conglomerates had programs for stock-based compensation before the merger on November 3, 2008. However, taking into consideration it is no longer possible to provide grants under the Unibancos Stock Option Plan (“Unibanco´s Plan”), all information related to item 13.4 refers only to the provisions of the current Plan. Is should be noted that, in relation to the options granted under Unibanco´s Plan, the provisions set out therein are applicable. On the other hand, at the Annual Stockholders' Meeting held on April 24, 2009, the assumption of rights and obligations existing under the Unibanco´s Plan by the Issuer was approved, which continues monitoring the options granted under the Unibanco´s Plan.

The Plan is available on CVM and Issuer websites (www.itau-unibanco.com/ri).

b)	main objectives of the plan

The Plan has the primary purpose of aligning the interests of the management members with those of the Issuer's stockholders, as the same risks and earnings provided by the appreciation of its stocks are shared.

c)	how the plan contributes to these objectives

The Beneficiaries receive granting of stock options to feel stimulated to contribute to the Issuer's stock good performance, since they actively participate in the results of this appreciation. Therefore, the institution fulfills the purpose of item “b” thereof, linking the management members and employees to the organization's long-term strategies. The Beneficiaries, in turn, participate in the appreciation of the Issuer’s capital stock.

d)	how the plan is inserted in the Issuer’s compensation policy

The Plan is in compliance with the principles searched for by the Issuer, taking into consideration that (i) the Beneficiaries receive a significant amount of stock options which link them to the Issuer’s long-term projects and results; (ii) this is an instrument for giving incentive to individual development and commitment; and (iii) this allows the retention of Beneficiaries (the benefit from the exercise of options is received in the long term).

83

e)	how the plan is aligned with short-, medium- and long-term interests of management members and the Issuer

The Plan is aligned with the interests of the Issuer and of its Beneficiaries, since, as it enables Beneficiaries to become stockholders of the Issuer, under the terms and conditions established in the Plan, the latter are encouraged to act from the perspective of being the “owners” of the business, therefore aligning their interests with those of the stockholders’. Additionally, the Plan encourages the retention of the Company’s top executives and employees.

f)	maximum number of shares covered

The sum of shares to be used for compensation purposes, pursuant to the Resolution on Compensation, and of the options to be granted is subject to limits established by the Plan (see subitem “g” of this item). In addition, the shares purchased by Beneficiaries through the exercise of options may be subject to restrictions related to their sale (holding period).

g)	maximum number of options to be granted

The Personnel Committee shall be responsible for establishing the total number of options to be granted in relation to each year, and it may segment the total lot in series and define the specific characteristics of each series.

However, the total shares to be used for compensation, pursuant to the Resolution on Compensation, and of the options to be granted in any given year shall not exceed the limit of 0.5% of total shares of the Issuer that the majority and minority stockholders hold at the base date of the year-end balance sheet, taking into consideration that in the event that in a certain year the number of shares delivered and options granted is below the limit of 0.5% of total shares, the amount short of this percentage may be added when options are granted in any of the 7 (seven) subsequent years.

h)	conditions for the purchase of shares

The shares are purchased under the Plan, within the exercise period, provided that the vesting period is elapsed (see subitem “j” below), upon the payment of the strike price (see subitem “i” below). In addition, options are cancelled in certain situations, such as termination of relationship (statutory or employment) between the Beneficiary and the Issuer and its controlled companies, before the vesting period (see subitem “n” below).

i)	criteria for fixing purchase or exercise price

The strike price will be set by the Personnel Committee when the option is granted and it may be based on one of the following parameters:

In the case of simple options: to set the strike price of options, the Committee shall consider the average price of preferred shares of the Issuer at the trading sessions of BM&FBOVESPA, in the 3 (three) last months of the year prior to the granting date, and a positive or negative adjustment of up to 20% is permitted. The prices established shall be adjusted up to the last day of the month prior to the option exercise at the IGP-M, or in its absence, at the index stipulated by the Personnel Committee, and they shall be paid in a term equal to that in effect for settlement of the transactions at BM&FBOVESPA.

In the case of partner options: for those Beneficiaries who had, at the Committee’s discretion and upon the use of performance and leadership assessment tools, outstanding performance and potential, the Committee may offer options which strike price is paid through the performance of a positive covenant, supported by the beneficiary’s obligation to invest, in the Issuer’s shares, part or the totality of the net profit sharing received in relation to prior year, and keep the ownership of these shares unchanged and without any type of liens from the option grant date until the option exercise date.

The shares purchased by the Beneficiaries to comply with positive covenants related to the partners’ options may be acquired from the Issuer’s Treasury, which may opt for delivering the shares as ADRs, representing one preferred share of the Issuer traded on the NYSE. For purposes of delivery of such shares, the Committee shall establish the purchase price, which shall be equal to the average quotation of the Issuer’s shares on BM&FBOVESPA in the 30 (thirty) days prior to the establishment of such price.

Shares delivered to the management members related to compensation, pursuant to the Resolution on Compensation, will be transferred directly from treasury. For this calculation, the value of the shares used for compensation will be calculated based on the average price of the preferred shares at the trading sessions of BM&FBOVESPA, in the last 3 (three) months of the year prior to the delivery of the shares.

j)	criteria for defining the exercise period

The options can only be exercised after the vesting period and other than the black-out periods established by the Personnel Committee. The vesting period of each series shall be defined by the Committee at the time of issue, and may vary between 1 (one) year and 7 (seven) years, counted from the issuance date.

k)	type of option settlement

There are 2 (two) types of option settlement of strike price:

In the case of simple options: at the time that an option is exercised, the Beneficiary must pay to the Issuer the strike price, in cash, subject to the rules and conditions established by the Personnel Committee.

84

In the case of partner options: confirmation of the performance of positive covenants mentioned in sub item “e” of this item.

l)	restriction on the transfer of shares

The availability of the shares the Beneficiaries have subscribed upon the exercise of the option may be subject to additional restrictions, as may be resolved by the Committee. Thus the percentage of shares that shall remain unavailable, as well as the period of such unavailability may be defined by the Committee in view of the program applicable to each Beneficiary.

m)	criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

The Committee may suspend the exercise of the options under justifiable circumstances, such as organization of subscription works, large market fluctuation or legal regulatory restrictions. In addition, the plan may only be amended or terminated upon proposal from the Personnel Committee to the Board of Directors and after approval at the Stockholders’ Meeting.

n)           effects of the management member’s leave from the Issuer’s bodies on their rights provided for in the stock-based compensation plan

As a general rule, the options of management members of the Issuer and/or of the companies controlled by it who resign or are dismissed from the position shall have their options automatically terminated. However, such automatic termination shall not occur in the case the management member leaves because she/he is not reelected owing to the fact that she/he reached the age limit for exercising the job or the employee resigns after becoming 55 years of age. In addition, in the case the employee leaves concurrently to her/his election to a management member position in the Issuer or in its controlled companies, or if the management member now occupies another statutory position in the Issuer or in its controlled companies, the option will not be automatically effective.

In addition to the previously mentioned cases, the Personnel Committee may, in exceptional circumstances and having complied with the criteria established in the applicable internal regulation, choose not to terminate these options.

In the case of the member’s death after her/his leave and considering that the effective member dismissed had been entitled to exercise the options, her/his successors may exercise them until the end of the remaining effective period of the effective member’s options.

13.5. Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Statutory Board of Directors, or Fiscal Council, grouped per body, at the end of the previous fiscal year

					Management
					(except those already considered in the
	Company	Board of Directors *			Board of Directors)			Fiscal Council
		Shares			Shares			Shares
		Commom	Preferred	Total	Commom	Preferred	Total	Commom	Preferred	Total

Issuer	Itaú Unibanco Holding S.A.	4,491,400	4,630,900	9,122,300	9,420,200	10,075,460	19,495,660	33,500	845,200	878,700
	Companhia E.Johnston de Participações	800	1,600	2,400	-	-	-	-	-	-

Controlling	Companhia ESA	236,588,135	-	236,588,135	-	-	-	-	-	-
Company	Itaúsa - Investimentos Itaú S.A.	236,593,135	140,040,182	376,633,317	-	15,393	15,393	-	150,000	150,000
	IUPAR - Itaú Unibanco Participações S.A.	3	-	3	-	-	-	-	-	-

(*) Except those considered on the Board.
Note: The shares are held directly.

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13.6. With respect to the stock-based compensation to the board of directors and statutory executive board recognized in the income or loss for the past year and to that determined for the current year, prepare a table containing:

2009
a	body		Board of Directors
b	number of members (average)		8
	year of the option granting		2003		2005		2007		2008		2009
c	with respect to each granting of stock options:
	i	grant date		9/2/2003		2/1/2005		3/21/2007		5/14/2008		8/10/2009
	ii	number of options granted		113,851		506,008		227,703		75,901		874,167
	iii	term for the options to be exercised		1/3 per year after 3 years		1/3 per year after 3 years		1/3 per year after 3 years		1/3 per year after 3 years		1/4/2012
	iv	maximum term for the exercise of the options		12 months		12 months		12 months		12 months		12/31/2014
	v	term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		N/A
	vi	weighed average strike price of each of the following share groups:
		. outstanding at the beginning of the year	R$	7.77	R$	14.83	R$	31.32	R$	38.92	R$	27.27	(1)
		. lost during the year		-		-		-		-		-
		. exercised during the year	R$	7.77	R$	15.12		-		-		-
		. expired during the year		-	R$	14.90		-		-		-
d	fair value of the options on the grant date		R$	3.89	R$	6.37	R$	6.86	R$	7.23	R$	11.35
e	potential dilution in the case of exercise of all options granted			0.002%		0.011%		0.005%		0.002%		0.019%

(1) Weighted average exercise price on the grant date, since the options were granted after the beginning of fiscal year.

a	body		Statutory Officers
b	number of members (average)		18
year of the option granting			2004				2005				2006				2007					2008								2009
c	with respect to each granting of stock options:
	i	grant date		2/16/2004		4/12/2004		2/1/2005		2/21/2005		2/21/2006		7/4/2006		2/14/2007		9/3/2007			2/11/2008		3/3/2008			9/3/2008			3/3/2009		3/6/2009
	ii	number of options granted		3,843,124		506,008		297,279		3,511,750		4,182,750		158,127		3,803,525		149,697			3,660,799		181,993			96,797			6,200,040		338,949
	iii	term for the options to be exercised		1/1/2009		1/3 per year after 3 years		1/3 per year after 3 years		1/1/2010		1/1/2011		1/3 per year after 3 years		1/1/2012		50% after 3 years and 50% after 5 years			1/1/2013		50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years			01/012014		50% after 3 years and 50% after 5 years
	iv	maximum term for the exercise of the options		12/31/2011		12 months		12 months		12/31/2012		12/31/2013		12 months		12/31/2014		-			12/31/2015		-			-			12/31/2016		-
	v	term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		without restriction			2 years for 50%		without restriction			without restriction			2 years for 50%		without restriction
	vi	weighed average strike price of each of the following share groups:
		. outstanding at the beginning of the year	R$	11.52	R$	10.99	R$	14.83	R$	16.47	R$	24.51	R$	24.82	R$	31.21			(1)	R$	35.98			(1)			(1)	R$	23.45			(1)
		. lost during the year
		. exercised during the year		$12.71		$10.99		$15.15		$16.23		$24.11		-		$30.61		-			$28.93		-			-			-		-
		. expired during the year		-		$10.99		$15.24		-		-		-		-		-			-		-			-			-		-
d	fair value of the options on the grant date		R$	4.20	R$	6.79	R$	7.09	R$	6.20	R$	10.27	R$	7.28	R$	8.70	R$	22.22		R$	5.69	R$	21.94		R$	22.43		R$	4.25	R$	21.84
e	potential dilution in the case of exercise of all options granted			0.095%				0.083%				0.095%				0.086%					0.086%								0.143%

Note:

1.	(1) Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.
2.	The amounts are adjusted by events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco etc.).
3.	Granting of stock options presented above are those that gave rise to expenses recognized in the last fiscal year.
4.	As provided for in subitem 13.4, the members of the Board of Directors of the Issuer only became eligible to the stock option plan of the Issuer from 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility) or of members of the Board of Directors who, in the past, were part of the Executive Board.

5.	The number of members of each body (item "b") corresponds to the number of management members with options outstanding at the end of the last fiscal year, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

86

2010
a	body		Board of Directors
b	number of members (average)		8
year of the option granting			2005		2007		2008		2009
c	with respect to each granting of stock options:
	i	grant date		2/1/2005		3/21/2007		5/14/2008		8/10/2009
	ii	number of options granted		105,417		227,703		75,901		874,167
	iii	term for the options to be exercised		1/3 per year after 3 years		1/3 per year after 3 years		1/3 per year after 3 years		04/01/2012
	iv	maximum term for the exercise of the options		12 months		12 months		12 months		12/31/2014
	v	term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		2 years for 50%		N/A
	vi	weighed average strike price of each of the following share groups:
		. outstanding at the beginning of the year	R$	15.31	R$	32.32	R$	40.17	R$	27.43
		. lost during the year		-		-		-		-
		. exercised during the year	R$	15.96		-		-		-
		. expired during the year	R$	15.89		-		-		-
d	fair value of the options on the grant date		R$	11.04	R$	12.27	R$	18.06	R$	11.35
e	potential dilution in the case of exercise of all options granted			0.002%		0.005%		0.002%		0.019%

a	body		Statutory Officers
b	number of members (average)		19
year of the option granting			2004		2005				2006				2007					2008								2009					2010
c	with respect to each granting of stock options:
	i	grant date	2/16/2004		2/1/2005		2/21/2005		2/21/2006		7/4/2006		2/14/2007		9/3/2007			2/11/2008		3/3/2008			9/3/2008			3/3/2009		3/6/2009			4/17/2010			8/17/2010			8/30/2010			9/30/2010
	ii	number of options granted	631,812			48,489	2,979,625		3,517,250		158,127		3,822,500		24,743			3,699,847		44,468			8,252			6,291,340		205,368			2,130,176			103,841			235,784			888,608
	iii	term for the options to be exercised	1/1/2009		1/3 per year after 3 years		01/012010		1/1/2011		1/3 per year after 3 years		01/012012		50% after 3 years and 50% after 5 years			01/012013		50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years			1/1/2014		50% after 3 years and 50% after 5 years			1/1/2015			50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years
	iv	maximum term for the exercise of the options	12/31/2011		12 months		12/31/2012		12/31/2013		12 months		12/31/2014		-			12/31/2015		-			-			12/31/2016		-			12/31/2017			9/30/2015			9/30/2015			10/31/2015
	v	term of restriction for the transfer of shares	2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		without restriction			2 years for 50%		without restriction			without restriction			2 years for 50%		without restriction			2 years for 50%			50%:08/17/15 e 50%: 08/17/18			50%: 08/17/15 and 50%: 08/17/18			50%: 09/30/15 and 50%: 09/30/18
	vi	weighed average strike price of each of the following share groups:
		. outstanding at the beginning of the year	R$	11.52	R$	15.31	R$	16.21	R$	24.12	R$	25.62	R$	30.72			(1)	R$	35.41			(1)			(1)	R$	23.16			(1)	R$	37,52	(2)			(1)			(1)			(1)
		. lost during the year										-	R$	33.39				R$	38.49			(1)			(1)	R$	25.17			(1)	R$	40.38
		. exercised during the year	R$	12.26	R$	15.69	R$	16.50		-	R$	26.73	R$	31.19			(1)		-		-			-		R$	24.92		-			-			-			-			-
		. expired during the year		-	R$	15.89		-		-	R$	26.69		-			(1)		-		-			-			-		-			-			-			-			-
d	fair value of the options on the grant date		R$	4.20	R$	11.04	R$	6.20	R$	10.27	R$	12.42	R$	8.70	R$	32.35		R$	5.69	R$	29.31		R$	25.73		R$	4.25	R$	17.31		R$	12.22		R$	33.67		R$	32.48		R$	35.73
e	potential dilution in the case of exercise of all options granted			0.014%		0.066%				0.080%				0.084%					0.082%								0.142%								0.073%

Note:

(1)	Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in sub-item 13.4, "i"
(2)	Weighted average exercise price on the grant date, since the options were grated after the beginning of fiscal year.

With respect to stock option compensation in 2011, see the clarification in item 13.2.

87

2011
a	body		Board of Directors
b	number of members (average)		7
	year of the option granting		2007		2008		2009
c	with respect to each granting of stock options:

	i	grant date	03/21/07		05/14/08		08/10/09
	ii	number of options granted	227,703		75,901		874,167
	iii	term for the options to be exercised	1/3 per year after 3 years		1/3 per year after 3 years		04/01/12

	iv	maximum term for the exercise of the options	12 months		12 months		12/31/14

	v	term of restriction for the transfer of shares	2 years 50%		2 years 50%		N/A

	vi	weighed average strike price of each of the following share groups:

		- outstanding at the beginning of the year	R$	34.60	R$	42.99	R$	30.45
		- lost during the year	35.34		-		-
		- exercised during the year	-		-		-
		- expired during the year	35.34		-		-

d	fair value of the options on the grant date		12.27		18.06		11.35

e	potential dilution in the case of exercise of all options granted		0.005%		0.002%		0.019%

a	body		Statutory Officers
b	number of members (average)		18
	year of the option granting		2004		2005		2006				2007				2008				2009				2010								2011
c	with respect to each granting of stock options:

	i	grant date	02/16/04		02/21/05		02/21/06		07/04/06		02/14/07		09/03/07		02/11/08		03/03/08		03/03/09		03/06/09		04/17/10		08/17/10		08/30/10		09/30/10		04/19/11		02/28/11		08/19/11

	ii	number of options granted	186,312		1,080,375		2,637,250		105,417		2,392,500		7,561		2,997,085		36,541		4,595,580		188,226		1,891,944		74,471		235,784		705,396		2,821,538		524,333		474,177

	iii	term for the options to be exercised	01/01/09		01/01/10		01/01/11		1/3 per year after 3 years		01/01/12		50% after 3 years and 50% after 5 years		01/01/13		50% after 3 years and 50% after 5 years		01/01/14		50% after 3 years and 50% after 5 years		01/012015		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/16		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years

	iv	maximum term for the exercise of the options	12/31/11		12/31/12		12/31/13		12 meses		12/31/14		-		12/31/15		-		12/31/16		-		12/31/17		09/30/15		09/30/15		10/31/15		12/31/18		03/31/2016		09/30/2016

	v	term of restriction for the transfer of shares	2 years 50%		2 years 50%		2 years 50%		2 years 50%		2 years 50%		without restriction		2 years 50%		without restriction		2 years 50%		without restriction		2 years 50%		50%: 08/17/15 e 50%: 08/17/18		50%: 08/17/15 e 50%: 08/17/18		50%: 09/30/15 e 50%: 09/30/18		2 years 50%		50%: 02/28/16 e 50%: 02/28/19		50%: 08/19/16 e 50%: 08/19/19

	vi	weighed average strike price of each of the following share groups:
	- outstanding at the beginning of the year		R$	12.79	R$	18.00	R$	26.78	R$	27.42	R$	34.10		(1)	R$	39.32		(1)	R$	25.71		(1)	R$	41.77		(1)		(1)		(1)	40,80	(2)		(1)		(1)
	- lost during the year								-		-				40.46		-		-		-		-		-		-		-		-		-
	- exercised during the year		12.83		18.35		27.39		28.45		-		-		-		-		-		-		-		-		-		-		-		-		-
	- expired during the year		13.46		-		-		28.49		-		-		-		-		-		-		-		-		-		-		-		-		-
d	fair value of the options on the grant date		4.20		6.20		10.27		12.86		8.70		31.68		5.69		32.83		4.25		17.31		12.22		33.67		32.48		35.73		11.02		32.84		23.69
e	potential dilution in the case of exercise of all options granted		0.004%		0.024%		0.060%				0.053%				0.066%				0.105%						0.064%								0.084%

Note:

(1) Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in sub-item 13.4, "i"

(2) Weighted average exercise price on the grant date, since the options were grated after the beginning of fiscal year.

With respect to stock option plan for 2012, see the explanations in section 13.2.

88

13.7. With respect to the outstanding options of the board of directors and statutory executive board at the end of the previous year, please prepare a table containing:

a	body		Board of Directors
b	number of members		7
option granting year			2007		2008		2009
c	with respect to the options that cannot yet be exercised
	i	number	75,901		50,600		874,167

	ii	date on which they can be exercised	03/21/12		50%: 05/14/12 and 50%: 05/14/13		04/01/12

	iii	maximum term for the exercise of the options	12 months		12 months		31/12/14
	iv	term of restriction for the transfer of shares	2 years 50%		2 years 50%		N/A
	v	weighed average exercise price	R$	36.85	R$	45.79	R$	32.05
	vi	fair value of the options on the last day of the year	R$	13.21	R$	18.69	R$	11.35
d	with respect to the options that can be exercised
	i	number	75,901		25,301
	ii	maximum term for the exercise of the options	03/20/12		05/13/12		-
	iii	term of restriction for the transfer of shares	2 years 50%		2 years 50%		-
	iv	weighed average exercise price	R$	36.85	R$	45.79	-
	v	fair value of the options on the last day of the year	R$	12.35	R$	16.79	-
	vi	fair value of total options on the last day of the year	R$	937,229	R$	424,929	-

a	body		Statutory Officers
b	number of members		18
option granting year			2006				2007					2008					2009					2010								2011
c	with respect to the options that cannot yet be exercised		-		-
	i	number	-		-		2,392,500		7,561			2,415,323		18,270			4,595,580		188,226			1,891,944		310,255			705,396			524,333			2,821,538		474,177

	ii	date on which they can be exercised	-		-		01/01/12		09/03/12			01/01/13		03/03/13			01/01/14		50%: 03/06/12 and 50%: 03/06/14			01/01/15		50%: 08/17/13 and 50%: 08/17/15			50%: 09/30/13 and 50%: 09/30/15			50%: 02/28/14 and 50%: 02/28/16			01/01/16		50%: 08/19/14 and 50%: 09/08//16

	iii	maximum term for the exercise of the options	-		-		12/31/14		-			12/31/15		-			12/31/16		-			12/31/17		09/30/15			10/31/15			03/31/16			12/31/18		09/30/16

	iv	term of restriction for the transfer of shares	-		-		2 years 50%		without restriction			2 years 50%		without restriction			2 years 50%		without restriction			2 years 50%		50%: 08/17/15 and 50%: 08/17/18			50%: 09/30/15 and 50%: 09/30/18			50%: 02/28/16 and 50%: 02/28/19			2 years 50%		50%: 08/19/16 and 50%: 08/19/19

	v	weighed average strike price	-		-		R$	35.89			(1)	R$	41.37			(1)	R$	27.06			(1)	R$	43.95			(1)			(1)			(1)	R$	42.93			(1)
	vi	fair value of the options on the last day of the year	-		-		R$	8.70	R$	31.68		R$	5.69	R$	31.90		R$	4.25	R$	17.31		R$	12.22	R$	32.76		R$	35.73		R$	32.84		R$	11.02	R$	23.69
d	with respect to the options that can be exercised		-		-
	i	number	2,546,500		52,710		-		-			-		-			-		-			-		-			-			-			-		-
	ii	maximum term for the exercise of the options	12/31/13		07/03/11		-		-			-		-			-		-			-		-			-			-			-		-
	iii	term of restriction for the transfer of shares	2 years 50%		2 years 50%		-		-			-		-			-		-			-		-			-			-			-		-
	iv	weighed average strike price	R$	18.94	R$	29.21	-		-			-		-			-		-			-		-			-			-			-		-
	v	fair value of the options on the last day of the year	R$	6.20	R$	13.22	-		-			-		-			-		-			-		-			-			-			-		-
	vi	fair value of total options on the last day of the year	R$	15,780,406	R$	696,667	-		-			-		-			-		-			-		-			-			-			-		-

Note:

1.	(1) Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

2.	The amounts are adjusted by events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco etc.).

3.	As provided for in subitem 13.4, the members of the Board of Directors of the Issuer only became eligible to the stock option plan of the Issuer from 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco

4.	The number of members of each body (item "b") corresponds to the number of management members with options outstanding at the end of the last fiscal year, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

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13.8. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Statutory Board of Officers, for the past three years, prepare a table containing:

2009
a body	Board of Directors				Statutory Officers
b number of members	2				9
option granting year	2003		2005		2002		2003		2004		2005		2006		2007		2008		2009
c with respect to the options exercised, please inform:
i number of shares		37,950		231,920		1,485,000		2,158,500		3,104,544		735,665		687,500		43,640		102,929		133,581
ii weighed average strike price	R$	7.77	R$	15.12	R$	11.36	R$	7.66	R$	11.53	R$	15.52	R$	24.15		(1)		(1)		(1)
iii total amount of the difference between the
strike price and the market value of shares
related to the options exercised	R$	838,316	R$	3,276,685	R$	23,590,710	R$	44,816,793	R$	55,025,223	R$	9,077,265	R$	7,893,502	R$	1,231,441	R$	2,904,469	R$	3,769,413
d with respect to the shares delivered, please inform:
i number of shares		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A
ii weighed average purchase price		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A
iii total amount of the difference between the
purchase price and the market value of the
shares purchased		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A

Notes:

1. Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

2. The amounts are adjusted by events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco etc.).

3. As provided for in subitem 13.4, the members of the Board of Directors of the Issuer became eligible to the stock option plan of the Issuer from 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility).

4. The number of members of each body (item “b”) corresponds to the number of management members with options exercised at the end of the last fiscal year, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

2010
a body	Board of Directors				Statutory Officers
b number of members	1				9
option granting year	2005		2004		2005		2006		2007		2009
c with respect to the options exercised, please inform:
i number of shares		105,417		152,000		1,397,739		52,710		631,122		694,980
ii weighed average strike price	R$	15.96	R$	12.26	R$	16.47	R$	26.73	R$	30.63	R$	24.92
iii total amount of the difference between the strike price and the market value of shares related to the options exercised	R$	2,038,449	R$	4,018,880	R$	30,662,922	R$	304,189	R$	4,996,859	R$	11,036,282
d with respect to the shares delivered, please inform:
i number of shares		N/A		N/A		N/A		N/A		N/A		N/A
ii weighed average purchase price		N/A		N/A		N/A		N/A		N/A		N/A
iii total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A		N/A		N/A		N/A

2011
a body	Statutory Officers
b number of members	6
option granting year	2004		2005		2006		2008
c with respect to the options exercised, please inform:
i number of shares		186,312		1,080,375		143,460		18,271
ii weighed average strike price	R$	12.83	R$	18.34	R$	27.39		(1)
iii total amount of the difference between the strike price and the market value of shares related to the options exercised	R$	4,884,722	R$	16,917,323	R$	1,677,426	R$	680,047
d with respect to the shares delivered, please inform:
i number of shares		N/A		N/A		N/A		N/A
ii weighed average purchase price		N/A		N/A		N/A		N/A
iii total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A		N/A

Note:

1. Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

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13.9. Give a brief description of the information necessary for understanding the data disclosed in items 13.6 to 13.8, such as an explanation of the pricing model for share and option value, indicating, at least:

a)      pricing model

The Issuer recognizes the Binomial model for simple options and the Black-Scholes model for the partners’ options:

•         Binomial pricing model: assumes that there are two possible paths in the performance of asset prices – one upward and the other downward. Then a tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point.

•         Black & Scholes pricing model: assumes that the pricing of the underlying asset follows a continuous behavior of the Geometric Brownian Movement, with constant interest rate and volatility through the transaction maturity. That is, the probabilistic distribution of prices of an underlying asset in a future date is log-normal, and therefore, the probabilistic distribution of returns calculated on a continuous basis and composed between two dates is normal.

b)          data and assumptions used in the pricing model, including the weighed average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate

The Binomial pricing model used in the simple options plan considers, for pricing purposes, the price assumptions for underlying assets, strike price, volatility, dividend return rate, risk-free rate, vesting period and expected term of the option.

The Black & Scholes pricing model used in the bonus options plan considers the price assumptions for underlying assets, dividend return rate, vesting period and expected term of the option.

The assumptions used are described as follows:

•         Price of the underlying asset: the share price of the Issuer´s preferred shares (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

•         Exercise price: as the strike price of the option, the strike price previously defined at the option issue is adopted, adjusted by the IGP-M or IPCA variation, according to the series;

•         Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation;

•         Dividend rate: is the average annual return rate in the last 3 (three) years of Paid Dividends, plus Interest on Capital of the ITUB4 share;

•         Risk-Free Interest Rate: the applied risk-free rate is the IGP-M or IPCA coupon rate, according to the series, at the expiration date of the option plan;

•         Term of the option: the term of the option is set at the time of its issuance; and

•         Vesting period of the option: the vesting period of the option is set at the time of its Issuance.

The economic assumptions used are:

The Issuer recognizes the grant date fair value of options using the Binomial model for simple options and Black-Scholes for the partners’ options.

c) method used and assumptions made to absorb the expected early exercise effects

The stock option plan of the Issuer provides for a vesting period for each granted series, from 1 (one) to 7 (seven) years, from the time the option is issued to the end of the vesting period, which is a period when the exercise of options is not allowed. The vesting period is set at the time when the series of options is issued. From the end of the vesting period, the option can be exercised at any time until the end of the agreement. The option pricing using the Binomial tree takes into consideration the vesting period for the exercise of options.

d) method to determine expected volatility

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, adjusted by the IGP-M variation, according to the series.

e) if any other characteristic of the options was included in its fair value measurement

The historical series is adjusted by splits, bonuses and reverse splits.

13.10. With respect to the pension plans in effect granted to the members of the board of directors and statutory executive board, please supply the following information in a table format:

a	body	Board of Directors				Statutory Officers
b	number of members	1		1		9		3
C	plan’s name	ITAUBANCO CD		Futuro Inteligente		ITAUBANCO CD		Futuro Inteligente
d	number of management members that have
	the conditions necessary for retirement		-		1		5		-
e
	conditions for early retirement		50 years of age		50 years of age		50 years of age		50 years of age

f	restated amounts of contributions
	accumulated in the pension plan by the end
	of last year, less the portion related to contributions made directly by management members	R$	893,962	R$	800,289	R$	18,472,476	R$	1,144,128

g	total accumulated amount of the contributions
	made in the previous year, less the portion
	related to contributions made directly by management members	R$	36,277	R$	88,688	R$	536,912	R$	275,262

h	whether there is the possibility of early
	redemption and what the conditions are		No		No		No		No

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Notes:

1. The number of members of each body (item “b”) corresponds to the number of management members that are active participants of the pension plans.

2. Defined Contribution pension plan, implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spin-off process, the account balance of each participant was recorded individually.

13.11. In a table, please indicate, for the past three years, with respect the Board of Directors, Statutory Board of Officers, and Fiscal Council:

On March 2, 2010, the Brazilian Institute of Financial Executives – IBEF Rio de Janeiro filed, on behalf of the executives affiliated thereto, an ordinary proceeding requesting an injunction, in which the legality of this item is being challenged. The reason for this is that said disclosure caused great discomfort to the executives, who understand that the requested disclosure would violate their individual rights and guarantees. The petition for injunction filed by IBEF was granted.

The 8th Specialized Panel of the Federal Regional Court (TRF) of the 2nd Region granted the interlocutory appeal filed by CVM against the decision that granted the injunction. Requests for clarification were lodged to the decision that upheld the bill of review; these requests were acknowledged, but eventually dismissed.

As the material issue was pre questioned, a special appeal for suspension of the effects of the judgment enacted by the TRF of the 2nd Region, but this special appeal was dismissed. A petition for injunction was then filed with the Superior Justice Court ““STJ”) for the same purpose, which was granted by said Court.

As the judgment of the special appeal is pending, the Issuer reaffirms its respect for the executives’ right to access the judiciary branch, mainly regarding such a sensitive matter for them. The submission of the information requested in item 13.11 of the Reference Form would represent the immediate extinction of the executive’s practical interest, thus consolidating the loss mentioned in the proceeding, which subject matter has not yet been discussed.

In view of the concept that the appeal filed by IBEF has a suspensive effect and that the provision of the information requested in item 13.11. would represent a curtailment of the executives’ right to access justice, the Issuer will wait until the aforementioned disclosure is enforceable.

13.12 Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the Issuer

The Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

13.13. With respect to the past three years, indicate the percentage of total compensation of each body recognized in the Issuer’s income or loss related to members of the Board of Directors, Statutory Board of Officers or Fiscal Council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter

2009

Body	Board of Directors	Statutory Officers	Fiscal Council
Related parties	58%	34%	0%

2010

Body	Board of Directors	Statutory Officers	Fiscal Council
Related parties	59%	41%	0%

2011

Body	Board of Directors	Statutory Officers	Fiscal Council
Related parties	66%	49%	0%

13.14. With respect to the past three years, please indicate the amounts recognized in the Issuer’s income or loss as compensation to the members of the Board of Directors, Statutory Board of Officers or Fiscal Council, grouped by body, for any other reason other than the position they hold, such as commissions and consulting or advisory services provided

None.

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13.15. With respect to the past three years, please indicate the amounts recognized in income or loss of the Issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the Issuer’s Board of Directors, Statutory Board of Officers or Fiscal Council, grouped by body, specifying the reason such amounts were paid to these people

2009						R$
	Board of		Statutory
Body	Directors		Officers		Fiscal Council	Total
Compensation provided by subsidiaries	R$	1,237,442	R$	121,822,024	-	R$	123,059,465
a fixed compensation (including benefits)	R$	472,838	R$	13,372,688	-	R$	13,845,526
b variable compensation		-	R$	76,423,685	-	R$	76,423,685
c benefits arising from the termination of mandate		-	R$	559,670	-	R$	559,670
d stock-based compensation	R$	764,603	R$	31,465,981	-	R$	32,230,584

Note:

1-	The main controlled companies that supported the compensation were Itaú Unibanco SA, Unibanco - União de Bancos Brasileiros S.A. and Banco Itaú BBA S.A. All of them are companies which shares are 100% held by the Issuer.
2-	The value of stock option plan, mentioned in item "d" corresponds to the value of options to purchase shares granted to executives. It is noteworthy that, we have jurisprudence in force in Brazil, the issuer believes that this award has no remunerative character.

2010				R$
	Board of	Statutory
Body	Directors	Officers	Fiscal Council	Total
Compensation provided by subsidiaries	-	115,325,991	-	115,325,991
a fixed compensation (including benefits)	-	11,827,854	-	11,827,854
b variable compensation	-	77,237,537	-	77,237,537
c benefits arising from the termination of mandate	-	1,602,660	-	1,602,660
d stock-based compensation	-	24,657,940	-	24,657,940

Note:

1-	The main controlled companies that supported the compensation were Itaú Unibanco SA, Unibanco - União de Bancos Brasileiros S.A. and Banco Itaú BBA S.A. All of them are companies which shares are 100% held by the Issuer.
2-	The value of stock option plan, mentioned in item "d" corresponds to the value of options to purchase shares granted to executives. It is noteworthy that, we have jurisprudence in force in Brazil, the issuer believes that this award has no remunerative character.

2011				R$
	Board of	Statutory
Body	Directors	Officers	Fiscal Council	Total
Compensation provided by subsidiaries	-	102,556,262	-	102,556,262
a fixed compensation (including benefits)	-	9,941,550	-	9,941,550
b variable compensation	-	62,595,728	-	62,595,728
c benefits arising from the termination of mandate	-	-	-	-
d stock-based compensation	-	30,018,983	-	30,018,983

1-	The main controlled companies that supported the compensation were Itaú Unibanco SA, Unibanco - União de Bancos Brasileiros S.A. and Banco Itaú BBA S.A. All of them are companies which shares are 100% held by the Issuer.
2-	The value of stock option plan, mentioned in item "d" corresponds to the value of options to purchase shares granted to executives. It is noteworthy that, we have jurisprudence in force in Brazil, the issuer believes that this award has no remunerative character.

13.16. Supply other information that the Issuer may deem relevant

The Issuer holds significant interest in other publicly-held companies. The information on possible stock-based compensation plans established by such companies can be found in their respective reference forms.

In addition, as disclosed in our financial statements published on February 7, 2012, the fees assigned to the key management personnel in the fiscal year 2011 were composed as follows:

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Compensation of the Key Management Personnel

R$ thousand
	12/31/2011	12/31/2010
Remuneration	270,993	294,207
Board of Directors	4,798	3,399
Management	266,195	290,808
Profit Sharing	191,923	261,282
Board of Directors	1,000	2,500
Management	190,923	258,782
Contributions to retirement plans	5,018	8,092
Board of Directors	163	589
Management	4,855	7,503
Stock Option Plan - Management	149,629	128,239
Total	617,563	691,820

Note:

1- The Stock Option Plan corresponds to the value of options to purchase shares granted to executives. It is noteworthy that, we have jurisprudence in force in Brazil, the issuer believes that this award has no remunerative character.

2- It should be emphasized that, in compliance with CMN Resolution No.3,750, in which the CPC 05 – Disclosure on Related Parties is adopted, approved by the Committee on Accountancy Pronouncements (Comitê de Pronunciamentos Contábeis - “CPC”) on October 30, 2008, key management personnel are the persons who have authority and responsibility for the planning, direction and control over the entity’s activities, either directly or indirectly, including any management member (executive or other) of such entity. The amount disclosed in our financial statements refers to the compensation of officers and directors of the Issuer, its subsidiaries and affiliates.

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ATTACHMENT VI

REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, PURSUANT TO ARTICLE 11 OF CVM INSTRUCTION Nº. 481/09

Pursuant to Article 11, item II of CVM Instruction Nº. 481/09, this report provides the details as to the origin and justification and analyzes the legal and economic effects of the proposal to amend the wording of articles 5.1, main provision of 6, 6.1, 6.7, 8 and 17 of the Company’s Bylaws prepared by the Executive Board and approved by the Board of Directors at a meeting held on March 29, 2012 (“Proposal for a Statutory Amendment”), and subject to a decision by the Extraordinary Stockholders’ Meetings of the Company convened for April 20, 2012.

(I) ADJUSTMENT TO THE CORPORATE GOVERNANCE REGULATION OF TIER 1 LISTING SEGMENT OF BM&FBOVESPA

On May 10, 2011 it was approved the amendment to the Corporate Governance Regulation of Tier 1 Listing Segment of BM&FBOVESPA (“Tier 1 Regulation”), and it was determined that the Bylaws of companies should be adjusted to include minimum clauses providing for: (a) the investiture of members of the Board of Directors and Executive Board will be conditioned on the prior subscription to the Statement of Consent by the management, pursuant to the provisions in Tier 1 Regulation; (b) non-accumulation of the positions of chairman and chief executive officer by the one and same person; and (c) reference to the Company’s adjustment to Tier 1 Regulation, which will now subject the Company, its stockholders, administrators and members of the Fiscal Council, when convened, to the provisions of the aforementioned regulation. Accordingly, it was proposed the inclusion/amendment of articles 5.1, 6.1 and 17 of the Company’s Bylaws. It is noteworthy to mention that the rules to be included in the Bylaws were already followed by the Company, and are now reflected in the Bylaws, and have no economic effects on the Company.

(II) ADJUSTMENT TO LAW Nº. 6,404/76 TO ALIGN THE COMPOSITION OF THE BOARD OF DIRECTORS.

The proposal for this adjustment is based on the amendment to Law No. 6,404/76, which provides for Brazilian Corporations, which was amended by Law No. 12.431/2011, which revoked the article of Law Nº. 6,404/76 according to which a member of the Board of Directors should be a stockholder of the company for which he/she was elected. Therefore, it is now allowed that the Board of Directors be composed of stockholders or non-stockholders, and it is proposed that the main provision of article 6 of the Bylaws be amended to reflect the amendment to Law No. 6,404/76. This rule does not have economic impact on the Company.

(III) SET UP OF A COMPENSATION COMMITTEE, AS DETERMINED BY THE CENTRAL BANK (RESOLUTION No. 3,921/2010).

Resolution Nº. 3,921/2010 of the National Monetary Council, in its article 11, provides for the compensation policy for administrators of financial institutions and requires financial institutions to set up a statutory committee, named Compensation Committee, in the first Stockholders’ Meeting to be held after January 1, 2012. In the face of this resolution of the Central Bank of Brazil, it is proposed that a new article 8 be included in the Company’s Bylaws, in order to set up a statutory compensation committee and provide for its responsibilities, the number of members, the appointment, removal and compensation criteria in addition to length of mandate. Additionally, it is proposed that the wording of article 6.7 be adjusted, as it provides for the competencies of the Board of Directors, since it is its responsibility to elect and remove the members of the Compensation Committee, approve the operating rules that this Committee will establish for its operation, besides overseeing its activities, pursuant to the aforementioned resolution. Likewise, this rule has no economic impact on the Company.

(IV) BYLAWS HIGHLIGHTING THE AMENDMENTS PROPOSED IN ITEMS (I) AND (III) ABOVE

Current Wording	Proposed Wording
Article 1 - DENOMINATION, TERM AND HEAD OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., was incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo.	Unchanged.
Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.	Unchanged.
Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$ 45,000,000,000.00 (forty-five billion reais), represented by 4,570,936,100 (four billion, five hundred and seventy million, nine hundred and thirty-six thousand and one hundred) book entry shares, with no par value, being 2,289,286,400 (two billion, two hundred and eighty-nine million, two hundred and eighty-six thousand and four hundred and four hundred) common and 2.281,649,700 (two billion, two hundred and eighty-one million, six hundred and forty-nine thousand and seven hundred) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.	Unchanged.

95

3.1. Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 6,000,000,000 (six billion) shares, being 3,000,000,000 (three billion) common and 3,000,000,000 (three billion) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law No. 6,404/76).	Unchanged.
3.2. Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.	Unchanged.
3.3. Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law No. 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders.	Unchanged.
3.4. Share Buybacks - The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.	Unchanged.
3.5. Acquisition of Voting Rights by the Preferred Shares – The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law No. 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.	Unchanged.
Article 4 - GENERAL MEETING – The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.	Unchanged.
4.1. The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stock holder appointed by the chair as secretary.	Unchanged.
4.2. Each common share is entitled to one vote in the resolutions of the General Meetings.	Unchanged.

4.3. - The following is the exclusive prerogative of the General Meeting

a) decisions with respect to the financial statements and the distribution and allocation of profits;

b) decisions with respect to the management report and the Board of Officers’ accounts;

c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers, specifying the amount applicable to each one of these bodies; d) appoint, elect and remove members of the Board of Directors;

e) approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company;

f) decide on retained profits or the constitution of reserves; and

g) decide on plans for stock option grants of shares issued by the company or by its controlled companies.

Unchanged.
Article 5 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers.	Unchanged.
5.1. Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Executive Officers, as the case may be.	5.1. Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Executive Officers, as the case may be, conditioned on the prior subscription to the Statement of Consent by the management, pursuant to the provisions in Tier 1 Regulation of Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”).

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5.2. Management Compensation – The Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established annually by the General Stockholders’ Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for remunerating the Board of Directors and Board of Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.	Unchanged.
Article 6 - BOARD OF DIRECTORS - The Board of Directors will comprise stockholders, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.	Article 6 - BOARD OF DIRECTORS - The Board of Directors will comprise individuals, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.
6.1. The positions of chairman of the Board of Directors and the Chief Executive Officer or main executive of the company may not be accumulated by the one and same person.
6.1. The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.	Renumbered.
6.2. In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.	Renumbered.
6.3. The term of office of a member of the Board of Directors is for one year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.	Renumbered.
6.4. No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.	Renumbered.
6.5. The Board of Directors, which is convened by the Chairman, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members.	Renumbered.

6.6. It is incumbent on the Board of Directors:

I. to establish the general guidelines of the company;

II. to elect and remove from office the company's Officers and establish their functions;

III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV. to supervise the administration of the Board of Officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII. to decide on budgets for results and for investments and respective action plans;

VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX. to decide on the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semi-annual balance sheet;

X. to make decisions on payment of interest on stockholders’ equity;

XI. to decide on buy-back operations on a nonpermanent basis;

XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction No. 390, of July 8, 2003 and subsequent changes.

XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;

XIV. to elect and remove the members of the Audit Committee;

XV. to approve the operational rules that the Audit Committee may establish for its own functioning and be aware of the Committee’s activities through its reports;

XVI. to approve direct or indirect investments and divestments in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; and

XVII. to decide on the increase of capital within the limit of the authorized capital, pursuant to item 3.1.;

6.7. It is incumbent on the Board of Directors:

I. to establish the general guidelines of the company;

II. to elect and remove from office the company's Officers and establish their functions;

III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV. to supervise the administration of the Board of Officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII. to decide on budgets for results and for investments and respective action plans;

VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX. to decide on the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semi-annual balance sheet;

X. to make decisions on payment of interest on stockholders’ equity;

XI. to decide on buy-back operations on a nonpermanent basis;

XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction No. 390, of July 8, 2003 and subsequent changes;

XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;

XIV. XIV. to elect and remove the members of the Audit and Compensation committees;

XV. to approve the operational rules that the Audit and Compensation committees may establish for their own functioning and be aware of the committees’ activities through their reports

XVI. to approve direct or indirect investments and divestments in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; and

XVII. to decide on the increase of capital within the limit of the authorized capital, pursuant to item 3.1.

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Article 7 - AUDIT COMMITTEE – The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.	Unchanged.
7.1. The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself and professionals of recognized competence and outstanding knowledge, conditional on: (i) the chair being held by one of the members of the Board of Directors; and (ii) at least one of the members of this Committee, being designated the Financial Specialist, shall have proven knowledge of the accounting and auditing areas.	Unchanged.

7.1.1. The basic conditions for the exercise of a member of the Audit Committee are:

a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of the voting capital of the company or its affiliates;

b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.

Unchanged.
7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.	Unchanged.
7.1.3. Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.	Unchanged.
7.2. The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.	Unchanged.
7.3. The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.	Unchanged.

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7.3.1. The member of the Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving his/her compensation for the function performed as a member of the latter body.	Unchanged.
7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.	Unchanged.
7.4.1. The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.	Unchanged.

Article 8 – COMPENSATION COMMITTEE – It is incumbent on the Compensation Committee to fulfill the duties and responsibilities in connection with the Company’s management compensation policy, which will directly report to the Board of Directors.

8.1 The Compensation Committee shall comprise from 3 (three) to 10 (ten) members, elected by the Board of Directors, and one of these members will be appointed to the position of President.

8.1.1. The Compensation Committee shall have, in its composition (i) professionals with the qualifications and experience required to exercise competent and independent judgment on the Company’s compensation policy, including any repercussions on risk management; and (ii) at least one non-management member.

8.1.2. The term of office of the members of the Compensation Committee is for 1 (one) year as from the date he or she is elected by the Board of Directors’ Meeting, extendable until the date of the investiture of the existing members’ successors.

8.1.3 The members of the Compensation Committee may be reappointed to their posts; however, their stay as a member of the Compensation Committee for a period longer than 10 (ten) years shall be prohibited. After this period elapses, the member may only reoccupy a post on the Committee at least (3) three years following the expiry date of his/her term of office.

8.2 It is incumbent on the Compensation Committee:

I. to prepare the policy for the compensation of the Company’s management members, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to benefits and special recruiting and dismissal programs.

II. to oversee the implementation and operation of the Company’s management compensation policy;

III. to review, on an annual basis, the Company’s management compensation policy, recommending any adjustments or improvements to the Board of Directors;

IV. to propose to the Board of Directors the management’s overall compensation amount to be submitted to the General Meeting;

V. to assess future, internal and external scenarios, and any possible impacts on the management’s compensation policy;

VI. to review the Company’s management compensation policy in connection with the market practices, with the purpose of identifying any significant differences as compared to similar companies, and propose any required adjustments; and

VII. to watch over so that the management compensation policy is permanently consistent with the risk management policy, the targets and the current and expected financial position of the company and with the provisions of the Resolution No. 3,921/2010 of the National Monetary Council.

8.3. The Board of Directors may assign competencies to the Compensation Committee other than those provided for in these Bylaws.

8.4 The Board of Directors shall establish the amount for compensating the Compensation Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning.

8.5 At the end of each fiscal year, the Compensation Committee shall prepare a report on the activities carried out under the scope of its responsibilities, and forward a copy to the Board of Directors, and this report shall be at the disposal of the Central Bank of Brazil for a minimum period of 5 (five) years.

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Article 8 - BOARD OF OFFICERS – The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders’ Meeting which elects the said Board of Directors.	Renumbered.
8.1. The Board of Officers shall comprise 5 (five) to 20 (twenty) members, to include the Chief Executive Officer, Executive Vice Presidents, Executive Officers and Officers, in accordance with what is decided by the Board of Directors when establishing these positions.	Renumbered.
8.2. In the case of absence or incapacity of any Officer, the Board of Officers will choose the interim deputy from among its members. The Chief Executive Officer and President shall be substituted in his/her absences or incapacity, by the Executive Vice President appointed by him/her.	Renumbered.
8.3. Should any position become vacant, the Board of Directors may designate an Officer to act as deputy in order to complete the term of office of the substituted Officer.	Renumbered.
8.4. The Officers will have mandates of 1 (one) year's duration, are eligible for reelection and remain in their positions until their successors take office.	Renumbered.
8.5. An Officer who will be 60 (sixty) years of age on the date of his/her election may not be elected to take office.	Renumbered.
Article 9 - OFFICERS’ RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and Chief Executive Officer or Executive Vice-President or Executive Officer, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.	Renumbered.
9.1. Two Officers, one of them mandatorily the President and Chief Executive Officer or Vice-President or Executive Officer, shall have the powers to accede to and waive rights, also being able, without restriction as to the provision in sub-paragraph XVI of item 6.6., to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.	9.2. Two Officers, one of them mandatorily the President and Chief Executive Officer or Vice-President or Executive Officer, shall have the powers to accede to and waive rights, also being able, without restriction as to the provision in sub-paragraph XVI of item 6.7., to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.
9.2. The company may be represented, jointly, (i) by an Officer and an Attorney-in-Fact, or (ii) by two Attorneys-in-Fact. Outside the domain of the company’s registered offices, representation may be made in isolation by an Attorney-in-Fact, with specific powers. In the appointment of Attorneys-in-Fact, the company shall be represented by two Officers, one of whom shall be obligatorily Chief Executive Officer or Vice-President or Executive Officer. With the exception of those of a judicial nature, power of attorney shall have a mandatory term of no more than one year.	Renumbered.
9.3. It is the responsibility of the Chief Executive Officer to convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.	Renumbered.
9.4. Executive Vice Presidents and Executive Directors are responsible for the administration of the banking operations.	Renumbered.
9.5. It is incumbent on the Officers to manage areas or specific portfolios of the company the responsibility for which is attributed to them by the Board of Officers.	Renumbered.
Article 10 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law No. 6,404/76.	Renumbered.

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Article 11 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.	Renumbered.
Article 12 – ALLOCATION OF PROFITS - Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:	Renumbered.
12.1.before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;	Renumbered.

12.2. the value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 13 and the following norms:

a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);

b) the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c) the shares of both types will participate in the net income to be distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares;

13.2 the amount to be allocated to dividend payments to stockholders will be specified, in accordance with the provisions in Article 14 and the following rules:

a) the preferred shares will have the right to the priority minimum annual dividend (article 3, sub-paragraph I);

b) the amount of the mandatory dividend that remains after the dividend payment addressed in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c) the shares of both types will participate in the net income distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares.

12.3. the remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 14, "ad referendum" of the General Meeting.	13.3. the remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve mentioned under Article 15, "ad referendum" of the General Meeting.
Article 13 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with sub-paragraphs II and III of the same law.	Renumbered.
13.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.	Renumbered.
13.2. If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9,249/95.	Renumbered.
Article 14 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I - Dividend Equalization Reserve; II - Reinforcement for Working Capital Reserve; III - Reserve for Capital Increase in Investees.	Renumbered.

14.1. The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 13.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds:

a) equivalent to 50% of the fiscal year’s net income, restated according to article 202 of Law No. 6,404/76;

b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings;

d) originating from the credits corresponding to interim dividend payments (item 13.1).

15.1. The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 14.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from::

a) the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law No. 6,404/76;

b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings;

d) originating from the credits corresponding to interim dividend payments (item 14.1).

14.2. Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to at most 20% of the fiscal year’s net profit,,restated according to Article 202 of Law No. 6,404/76.	Renumbered.
14.3. Reserve for Capital Increase in Investees will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to at most 50% of the fiscal year's net earnings, adjusted according to Article 202 of Law No. 6,404/76.	Renumbered.

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14.4. From time to time when proposed by the Board of Directors, portions of these reserves will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.	Renumbered.
14.5. The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.	Renumbered.
Article 15 - BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type.	Renumbered.
Article 17 – LISTING SEGMENT - With the acceptance of the company into the special listing segment named Tier 1 of Corporate Governance of BM&FBOVESPA, the company itself, as well as its stockholders, management and members of the Fiscal Council are subject, when convened, to the provisions of the Corporate Governance Regulation of Tier 1 Listing Segment of BM&FBOVESPA (“Tier 1 Regulation”).

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